2025
Annual
Report





SHAREHOLDER LETTER

Adaptive biotechnologies™

Dear fellow shareholders,

Adaptive was founded with a clear purpose: to translate the genetic language of the adaptive immune system into insights that can meaningfully improve patient care. As medicine continues to evolve toward more personalized approaches, that mission is more relevant than ever. We apply it through clonoSEQ®, which is transforming how blood cancers are monitored and managed through measurable residual disease (MRD) testing, and through our Immune Medicine platform, which is building a valuable immune receptor dataset to enable discovery across immunology and autoimmune disease.

Driving immune receptor-based products



Our source
Our platform
Our business units
B cells
T cells
SEQUENCE
MAP
GENETICS
DATA
PAIR
CHARACTERIZE
clonoSEQ®
By Adaptive
MRD in heme: diagnostics
Immune Medicine: data

2025: A year of execution and inflection

This past year, the MRD business reached key milestones—achieving profitability, generating positive cash flow, and continuing to scale adoption across both community and academic settings. clonoSEQ supported care for more than 100,000 unique patients by year-end, reflecting growing confidence among clinicians, payors, and biopharmaceutical partners in the role of MRD in guiding treatment decisions. These results were driven by sustained investment in clinical evidence, access, workflow integration, and operational excellence.

In Immune Medicine, we sharpened our focus around what differentiates us most: immune receptor data. We meaningfully expanded the scale and depth of our immune receptor–antigen mapping datasets and modelling capabilities and validated the value of our data through new non-exclusive agreements with Pfizer Inc. to support research in rheumatoid arthritis and broader immunology applications.

At the same time, we made the deliberate decision to discontinue internal therapeutics development and reallocate resources toward data development. This focus reflects both scientific conviction and financial discipline, and positions us to create durable, long-term value for partners by providing target discovery and drug development support.



A culture grounded in purpose and accountability

Adaptive remains a highly purpose-driven organization. In 2025, employees reported high levels of engagement and a strong sense of collaboration, reflecting a culture grounded in accountability, curiosity and an unwavering focus on patients. We strive to maintain a work environment that prioritizes excellence, empathy and belonging. We believe Adapters do their best work when they can be themselves, and we celebrate what everyone brings to the table.

We also achieved an improved EcoVadis sustainability rating—placing Adaptive in the top 15 percent of companies assessed—reflecting progress across environmental stewardship, responsible business practices, and governance. This recognition reinforces our focus on operating responsibly as we scale—aligning scientific ambition with long-term resilience and discipline.

I am deeply proud of the scientific rigor, bold thinking, and resourcefulness that define who we are today and continue to shape the company we are building for the future.

2026 and beyond

As we look ahead to 2026 and beyond, we do so with clarity and momentum. In MRD, our focus is on capturing market growth while expanding profitability and deepening our impact across indications—ensuring more patients can access MRD testing as a routine part of care. In Immune Medicine, we will continue to advance our immune-receptor data platform and execute on targeted monetization opportunities that build long-term strategic value. Across the company, we are committed to achieving a major milestone for Adaptive: positive adjusted EBITDA and positive free cash flow by the end of 2026—a reflection of our operational discipline and the durability of our model.

Thank you for your continued support and confidence in Adaptive. We are energized by the opportunities ahead and believe we are well-positioned to deliver meaningful impact for patients and long-term value for shareholders.

Key financial highlights

- FY'25 revenue of $277.0 million, representing a 55% increase from 2024

- FY'25 MRD revenue of $212.3 million, representing 46% growth from 2024

- FY'25 operating expenses of $334.1 million, representing a decrease of 2% from the prior year

- $227.2 million in cash, cash equivalents and marketable securities as of December 31, 2025*

* Excluding Digital Biotechnologies, Inc.'s cash

Chad Robins,
Chief Executive Officer and Co-founder

MRD

The MRD business is centered on the use of our highly sensitive, next-generation sequencing assay to detect measurable residual disease in patients with lymphoid malignancies, advancing how disease burden is assessed across the care continuum. The business is comprised of two complementary pillars: the clonoSEQ® clinical test, offered to clinicians to inform patient care, and the clonoSEQ assay, offered to biopharmaceutical partners to support drug development and clinical trial decision-making. Over the past decade, we have built significant advantages around clonoSEQ, including exquisite sensitivity, broad payor coverage, extensive clinical validation, inclusion in major clinical guidelines, seamless integration into clinician workflows through electronic medical records, and widespread adoption by biopharmaceutical partners.



>100,000
unique patients tested using clonoSEQ

clonoSEQ MRD testing has supported care for more than 100,000 patients with lymphoid cancers. This milestone reflects the trust of patients and clinicians—and Adaptive's commitment to delivering accurate, high-quality insights that inform care with clarity and confidence.



Rob's story

Rob spent more than 35 years serving his community as a fire department battalion chief, a role that shaped how he prepares for and approaches challenges—with a calm demeanor and steady leadership. In 2021, a routine blood test revealed elevated white blood cell counts, and Rob was diagnosed with chronic lymphocytic leukemia (CLL), a type of blood cancer that often requires long-term monitoring.

After a period of watchful waiting, Rob and his physician used clonoSEQ testing to closely track his response to treatment across multiple time points. Post-treatment MRD results confirmed a deep response and follow-up testing helped inform ongoing monitoring discussions. For Rob and his family, having access to sensitive MRD information provided clarity and reassurance, allowing him to look ahead with confidence as he transitioned into retirement and focused on spending time with his wife, children, and grandchildren.





Clinical testing

$141M FY 2025 revenue	**>300M** Covered lives (B-ALL, MM)
>100K All-time patients tested	**~75** Sales reps



clonoSEQ®
By Adaptive

MRD revenue growth

46% Y/Y

Biopharma trials

$72M FY 2025 revenue	**>180** Active trials
19 Primary endpoint trials	**$63M** Milestones to date

Significant advances in 2025 include:

- In the MRD business, we achieved positive adjusted EBITDA, as well as positive cash flow, marking an important inflection point for the business.
- Total MRD revenue in 2025 was $212.3 million, representing 46% growth compared to 2024. We increased clonoSEQ test volume, ending the year with 105,587 tests delivered, up 39% year-over-year.
- Payor coverage has expanded to over 300 million lives in B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma, over 270 million lives in chronic lymphocytic leukemia (CLL), over 90 million lives in diffuse large B-cell lymphoma (DLBCL), and approximately 70 million lives in mantle cell lymphoma (MCL), including recurrence monitoring.
- clonoSEQ MRD testing has been enabled in 173 sites on Epic System Corporation's electronic medical record (EMR) system, through Flatiron Health, Inc.'s OncoEMR® and other EMR platforms, supporting easier test ordering, follow-up and more routine patient access.
- As of December 31, 2025, clonoSEQ assay technology was used in more than 180 active trials conducted by over 40 biopharmaceutical partners, including over 100 trials where MRD is a clinical endpoint, 19 of which use MRD as a primary endpoint.

Immune Medicine

Adaptive is focused on building and advancing a large-scale immune receptor dataset to enable discovery across immunology and autoimmune disease. Our platform generates large-scale, high-quality data that functionally connects T cell receptors (TCRs) to disease-relevant antigens, creating a foundational resource for understanding immune driven disease biology. In 2025, we further strengthened this platform by significantly increasing the number of paired TCRs to antigens and validating the value of our data through new agreements with biopharmaceutical partners.

We have generated large-sale, proprietary immune receptor data



>5M

Full TCR
functionally matched to an HLA presented antigen

TCR-antigen AI model

Sufficient data to train and build AI model

Solving TCR-antigen binding challenge to better understand disease

Public TCR signatures of disease

Four autoimmune diseases with identified TCRs involved in disease

Enabling TCR-based target discovery for potential partners to develop therapeutics

Significant advances in 2025 include:

- In December 2025, we entered into two non-exclusive agreements with Pfizer to leverage the proprietary TCR discovery platform and large-scale immune receptor–antigen mapping datasets to accelerate therapeutic research in rheumatoid arthritis and broader immunology applications.
- We continued to increase the amount of paired TCRs to antigens from over two million to over five million, spanning over 20,000 antigens and nearly 50 human leukocyte antigen (HLA) types.
- In autoimmunity, we completed a preclinical data package for our TCR-depleting antibody program in ankylosing spondylitis. We have since discontinued investments in this program to prioritize investments in data generation and predictive modeling, where our core expertise lies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-38957

ADAPTIVE BIOTECHNOLOGIES CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Washington	**27-0907024**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1165 Eastlake Avenue East	
Seattle, Washington	**98109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (206) 659-0067

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ADPT	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Global Select Market on June 30, 2025 (the last business day of the Registrant's most recently completed second fiscal quarter), was approximately $1,385,000,000.

As of February 20, 2026, the Registrant had 153,981,561 shares of common stock, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the Registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2026.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that are based on management's beliefs and assumptions and on information available to management. Some of the statements in the "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections and elsewhere in this Annual Report on Form 10-K contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "may," "will," "could," "would," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe we have a reasonable basis for each forward-looking statement contained in this Annual Report on Form 10-K, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements expressed or implied in this Annual Report on Form 10-K include, but are not limited to, statements about:

- the success of developing, commercializing and achieving further market acceptance of our current products and services, including coverage and reimbursement decisions related to clonoSEQ, and additional products beyond our current portfolio;

- the pricing and reimbursement of our products and services following approval, where required;

- the size and growth potential of the markets of our products and services, and our ability to serve those markets, either alone or in combination with others;

- the potential for our identified research priorities to advance our proprietary immune medicine ("IM") platform or our future products and services;

- our ability to understand the T-cell mediated response across different indications and develop products and services leveraging our T cell receptor ("TCR")-antigen binding data;

- our ability to realize payments, such as milestone fees, based on our customers' use of our data in connection with their achievement of research or regulatory goals relating to their own products;

- the success, cost and timing of our research and development activities;

- our ability to enter into collaborations or arrangements and our ability to attract collaborators with development, manufacturing, regulatory and commercialization expertise;

- our ability to identify research priorities and apply a risk-mitigated strategy to efficiently discover and develop products and services;

- our ability to obtain and maintain regulatory approval of our products and services;

- our ability to obtain equipment and materials (including reagents or other materials that may also require additional internal validation) from our suppliers, and in some cases single suppliers;

- our ability to generate revenue and obtain funding for our operations, including funding necessary to complete further development of our current and future products and services, and if successful, commercialization;

- our ability to manage operating expenses;

- the rate and degree of market acceptance of our products and services;

- our financial performance;

- our expectations regarding our ability to obtain and maintain intellectual property protection for our immune medicine platform, products, services and related technologies and the direction of such protection;

- regulatory developments in the United States ("U.S.") and foreign countries;

- the success of competing products or services that are or may become available;

- developments relating to our competitors and our industry;

- our ability to attract and retain key scientific or management personnel;

- the impact of laws and regulations; and

- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

In addition, you should refer to the "Risk Factors" section of this Annual Report on Form 10-K for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report on Form 10-K will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements herein represent our views as of the date of this Annual Report on Form 10-K. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report on Form 10-K.

In this Annual Report on Form 10-K, unless the context requires otherwise, all references to "we," "our," "us," "Adaptive" and the "Company" refer to Adaptive Biotechnologies Corporation.

Item 1. Business

Overview

Throughout our history, we have advanced the field of immune medicine by harnessing the inherent biology of the adaptive immune system to transform the diagnosis and treatment of disease. We believe the adaptive immune system is nature's most finely tuned diagnostic and therapeutic for most diseases, but the inability to decode it has prevented the medical community from fully leveraging its capabilities. Our immune medicine platform applies our proprietary technologies to read the diverse genetic code of a patient's immune system and understand precisely how the immune system detects and treats disease in that patient. We capture these insights in our dynamic clinical immunomics database and related antigen annotations, which are underpinned by computational biology and machine learning, and use them to develop and commercialize clinical products and services that can be tailored to the needs of individual patients.

In 2024, we reorganized our company around two main businesses: the "MRD business," consisting of clinical assessment of minimal residual disease ("MRD") in lymphoid malignancies, and "Immune Medicine" or the "IM business," with a focus on creating applications and products based on unique capabilities to connect the adaptive immune response to disease.

The MRD business focuses on the use of our highly sensitive, next-generation sequencing ("NGS") assay to measure MRD in patients with hematologic malignancies. It is comprised of our clonoSEQ clinical diagnostic test, offered to clinicians, and our clonoSEQ assay, offered to biopharmaceutical partners to advance drug development efforts ("MRD Pharma"). We believe the total addressable market for the MRD business is approximately $6.2 billion, approximately $5.3 billion of which is derivable from clinical testing.

clonoSEQ is the first test authorized by the Food and Drug Administration ("FDA") for the detection and monitoring of MRD in patients with multiple myeloma ("MM"), B cell acute lymphoblastic leukemia ("ALL") and chronic lymphocytic leukemia ("CLL"), and it is also available as a CLIA-validated laboratory developed test ("LDT") for patients with other lymphoid cancers, including diffuse large B cell lymphoma ("DLBCL") and mantle cell lymphoma ("MCL"). With its industry-leading sensitivity, we believe clonoSEQ is uniquely situated for MRD testing in lymphoid cancers, both in the clinic and in biopharmaceutical trials. With the use of clonoSEQ, we are transforming how lymphoid cancers are treated.

The IM business leverages our proprietary ability to sequence, map, pair and characterize TCRs and B cell receptors ("BCRs") at scale. We have created a powerful data engine to improve our understanding of the immune system and address multiple immunology problems. These proprietary datasets include more than 100,000 signatures of cancer and autoimmune disease and more than 5,000,000 matches of TCRs to disease-related antigens. These capabilities enable us to offer an expanding suite of solutions including: immune receptor sequencing, licensing of our proprietary data, TCR-antigen prediction models and our target discovery capabilities.

We believe that by tapping into these datasets, there is tremendous value in multiple immune-based applications. In autoimmunity, for example, we apply our immune medicine platform to discover the specific TCRs and T cells that are attacking 'self' or healthy tissue. In addition, we use our platform to discover the specific disease antigens to which these TCRs bind. We have generated data in select autoimmune indications, such as multiple sclerosis ("MS") and type 1 diabetes ("T1D"). In each of these indications, we have successfully identified the subset of autoreactive TCRs that are likely causing these devastating diseases. The discovery of these autoreactive TCRs and the antigens to which they bind is core to our immune medicine discovery capabilities and proprietary data generation.

Selected 2025 Results

In 2025, our revenue was $277.0 million, compared to $179.0 million in 2024. The increase was primarily driven by the MRD business, which grew $66.8 million. In 2025, net cash used in operations was $46.0 million, as compared to $95.2 million in 2024, representing a reduction of 52%. As of December 31, 2025, cash, cash equivalents and marketable securities was $227.2 million, excluding $13.1 million of cash held by Digital Biotechnologies, Inc.

MRD Business Highlights

- Total MRD revenue in 2025 was $212.3 million, representing 46% growth from 2024. We grew clonoSEQ test volume to 105,587 tests delivered, an increase of 39% year-over-year.

- Payor coverage has expanded to over 300 million lives in ALL and MM, over 270 million lives in CLL and over 90 million lives in DLBCL. In addition, we obtained Medicare coverage for recurrence monitoring in MCL.

- clonoSEQ MRD testing has now been enabled in 173 sites on the Epic System Corporation's ("Epic") comprehensive electronic medical record ("EMR") system, through Flatiron Health, Inc.'s ("Flatiron") OncoEMR® and on other EMRs to enable easier test workflow and follow-up to facilitate more routine access to patients.

- Our clonoSEQ assay was used in more than 180 active trials being conducted by over 40 biopharmaceutical partners, including over 100 trials where MRD is a clinical endpoint (19 of which use MRD as a primary endpoint).

IM Business Highlights

- In December 2025, we entered into two non-exclusive agreements with Pfizer Inc. ("Pfizer") to leverage proprietary TCR discovery platform and its large‑scale immune receptor–antigen mapping datasets to accelerate therapeutic research in rheumatoid arthritis ("RA") and broader immunology applications.

- We continued to increase the amount of paired TCRs to antigens from over two million to over five million, spanning over 20,000 antigens and nearly 50 HLA types.

- In autoimmunity, we completed a preclinical data package for our TCR-depleting antibody program in ankylosing spondylitis. We have since discontinued investments in this program to prioritize investments in data development and diagnostics.

Our Immunosequencing Platform

The adaptive immune system is comprised of specific immune cells, called T cells and B cells, that hold the instructions for diagnosing and treating most diseases. These instructions enable specialized receptors that sit on the surface of TCRs and BCRs to identify, bind and destroy pathogens or human cells presenting foreign signals of disease ("antigens"). Unlike all other genes in the human genome, the genetic sequences of TCRs and BCRs rearrange over time creating massive genetic diversity. In contrast to the static human genome that is made up of approximately 30,000 genes, the adaptive immune repertoire of a healthy adult consists of more than 100 million different genes. This massive genetic diversity gives the immune system the ability to detect and respond to millions of different antigens associated with human disease.

Our platform combines a suite of proprietary chemistry, computational biology and machine learning to generate clinical immunomics data to decode the adaptive immune system. It extracts and interprets insights from the adaptive immune system with the scale, precision and speed required to enable the design of clinical products tailored to the specific genetics of each patient's immune system.

A Primer: The Adaptive Immune System

Over millions of years, the adaptive immune system has evolved an elegant solution to keeping people healthy. It recognizes and responds to most antigens, whether they come from outside the body, such as a virus, or inside the body, such as mutations that drive cancer.

The innate and adaptive immune systems both play a role in human immunity. However, the adaptive immune system alone provides a specific response to signals of disease, or antigens. These disease specific antigens are primarily fragments of proteins that are recognized as foreign, such as proteins from a virus. However, antigens can be recognized as foreign even if they are not from a virus or pathogen. In cancer cells, tumor associated antigens ("TAAs") are normal proteins that are aberrantly expressed in a tumor; neoantigens are mutated versions of normal proteins that are specific to the cancer and not found in healthy normal cells. Both TAAs and neoantigens are recognized by the immune system as foreign. For autoimmune disorders, the immune system loses the ability to distinguish between 'self' and 'non-self' and mistakenly recognizes normal protein fragments ("self-antigens") as foreign, which results in attacking otherwise healthy tissue.

The Adaptive Immune Response

The key cells of the adaptive immune system that enable our bodies to mount responses against antigens are called T cells and B cells. T cells can destroy target cells directly, and B cells secrete antibodies, activating other parts of the immune system to destroy targets.

Each T cell and B cell has a unique Y-shaped receptor, which can recognize one or a small number of the millions of antigens to which our bodies are continuously exposed. When an adaptive immune response is initiated against a particular disease, the T cells and B cells encoding the disease-specific targeting receptors rapidly multiply through clonal expansion, allowing for a powerful immune response. Some of these expanded cells directly attack the disease, and others form long-term memory to allow rapid recognition of the same antigens in the future and protect against reinfection.

Unlike all other genes in the human genome, the genetic sequences of TCRs and BCRs rearrange over time through a complex biological process resulting in massive diversity. The diversity of these receptors is made possible by a unique reshuffling of their genetic code known as V(D)J recombination (V=Variable, D=Diversity, J=Joining). This recombination process only occurs in T cells and B cells, and it results in each cell clone having a unique receptor-associated deoxyribonucleic acid (“DNA”) sequence. This unique DNA sequence acts like a barcode that can be used to identify and track an individual receptor over time, as shown in the figure below:


DNA sequences of VDJ region
Healthy B or T cells
Malignant B or T cells
DNA sequences of VDJ region
TCAGCTTCA
Unique dominant cancerous sequence(s) in each patient

The adaptive immune response requires millions of these unique receptors to be widely distributed and present in the blood in order to have the ability to rapidly respond to many different diseases simultaneously. Even after a specific TCR binds to an antigen and clonally expands, the frequency of these expanded T-cell clones containing the TCR remains relatively low in relation to the estimated trillions of other T cells that are circulating. We now know that disease-specific TCRs that are clonally expanded in a patient’s blood are present, on average, at less than 1 cell out of 100,000 cells. Despite their relatively low abundance, disease-specific TCRs can mount a systemic, persistent response to most perturbations because of the highly specialized properties of the immune response, as summarized in the table below:

Properties	Description
High sensitivity	The adaptive immune system identifies even a very small amount of antigen in the body.
High specificity	TCRs and BCRs specifically bind to this antigen or pieces of this antigen presented on cells, respectively, but normally avoid binding to features on healthy cells.
Natural amplification	Upon binding, the disease-specific T-cells and B-cells expand, or multiply exponentially. So, even when the amount of antigen is small, the number of disease-specific T cells can become quite large and more easily measurable.
Systemic expansion	These expanded T cells and B cells then circulate throughout the body to identify and protect the body systemically, making them readily accessible in blood and other tissues.
Persistence	A fraction of these disease-specific T cells, and the B cells that they direct, move into long term memory and can be found in the blood decades after the disease is cleared.

In order to fully leverage the natural properties of the immune system to develop clinical products, the enormous diversity and scale of the adaptive immune system must be taken into consideration, including the ability to accurately and reliably measure the relative frequency of each disease-specific T cell or B cell in the blood. For example, cancer-specific TCRs circulating in the blood of a cancer patient are only present at 1 out of 100,000 cells. Auto-reactive T cells specific to any given autoimmune disorder circulating in the blood are only present at 1 out of 1,000,000 cells. Accordingly, the ability to detect disease-specific T cells requires a technology that can quantitatively probe a minimum of hundreds of thousands to millions of blood cells from each sample. Our technology was built and validated to address this need.

We have developed a combination of technologies to perform the following key functions that broaden our understanding of immune-mediated biology:

- *Sequencing.* Our proprietary NGS-based immunosequencing methods provide sequences for single chains of "Y-shaped" TCRs or BCRs, which enables understanding of the quantity and diversity of T cells and B cells in a biological sample. In the context of hematologic malignancies, where B cells and T cells are the cancer cells, our platform technology allows us to identify and quantify residual disease burden (MRD) by sequencing BCR and TCR rearrangements within those cells with a high degree of sensitivity and precision. Our sequencing capabilities, together with our massive clinical immunomics database of immune receptor sequences, provide deep insights into individual and collective immune responses at a scale that is thousands of times greater than was previously possible.

- *Antigen Identification.* We have developed powerful approaches to identify disease-related antigens which trigger a T-cell response, even at levels of one T-cell in a million (as may occur in autoimmune disorders).

  o Human leukocyte antigen ("HLA")-presented disease specific antigens. By applying proprietary screening methods, we can identify TCRs which cluster around a presumably identical HLA-presented antigen and identify that antigen by a process we call "de-orphanization." Our massive database of TCRs and healthy control samples enables us to rapidly confirm whether such antigens are disease-specific, even if the antigen or its relationship to the disease was previously unknown.

  o Antigen-TCR mapping. MIRA (Multiplexed Identification of TCR Antigen Specificity) maps millions of TCRs to thousands of clinically relevant Class I and Class II antigens. MIRA is another proprietary method which enables us to elucidate *in silico* what potential diseases a patient's immune system has been exposed to or is actively fighting.

- *Pair.* pairSEQ provides a combinatorial strategy to accurately pair both chains of Y-shaped immune cell receptors at high-throughput, which is challenging to do at scale using other methods because the two chains of the Y-shaped receptors are located on different chromosomes. The ability to accurately pair both chains of the receptors in a sample enables us to reconstruct receptors for therapeutic purposes.

- *Characterize.* Our platform characterizes binding, functionality and safety properties of antigen-specific, paired TCRs or BCRs. Our high-throughput sequencing and antibody discovery process allows us to select from a diversity of potent, naturally occurring, full length human receptors. We identify and focus on a subset of therapeutic-grade candidates to designate and further develop as TCR or antibody based therapeutic products.

MRD Business

The MRD business focuses on the use of our highly sensitive, FDA-authorized NGS assay to measure MRD in patients with hematologic malignancies. It is comprised of our clonoSEQ clinical diagnostic testing service for clinicians and our MRD Pharma service, which consists of offering our clonoSEQ assay to biopharmaceutical partners to advance drug development efforts.

We believe clonoSEQ is the preeminent MRD testing choice for hematological malignancies with industry leading sensitivity of 1 out of 1,000,000 cells, given sufficient sample input. By taking a baseline measurement prior to starting therapy and then tracking the number of cells at several time points following therapy initiation, hematologists can improve their ability to assess treatment response, predict long-term patient outcomes, monitor disease burden over time and detect potential relapse.

With the use of clonoSEQ, we are transforming how lymphoid cancers are treated by working with providers, biopharmaceutical partners and payors. For instance, our clonoSEQ assay has the potential to assist physicians with critical clinical decisions, accelerate the development of drugs in lymphoid cancers and enable treatment decisions which may lower payor cost through the discontinuation of costly drugs that are no longer needed.

The Technology

clonoSEQ leverages our next-generation sequencing-based platform to sequence the patient's immune repertoire (B cells and/or T cells) with the goal of identifying and quantifying malignant B cells or T cells. The testing process begins with analysis of a high disease burden sample (typically bone marrow, blood or tissue) collected at the time of a patient's initial diagnosis or relapse. This sample is used to identify the patient-specific sequence(s) that are associated with the malignancy. We do this by assessing the distribution and frequency of sequences found on the B cell or T cell receptors present in the sample and "tagging" the sequences that meet our validated criteria. Once we have tagged the relevant disease-associated sequence(s) for a given patient, they can be used as a unique "bar code" to track the presence and level of disease burden for that patient over time. Our ability to identify this unique "bar code" is what we believe separates clonoSEQ from other assays identifying MRD at high degrees of sensitivity and allowing a detection of one cancer cell among a million healthy cells.

A summary of the steps required to perform a clonoSEQ MRD test is as follows:

1. DNA is extracted from a fresh biological specimen, typically bone marrow (gDNA), blood (gDNA) or plasma (cell-free DNA).

2. Extracted DNA quality is assessed, and rearranged immune receptors are amplified using a multiplex polymerase chain reaction ("PCR").

3. Reaction-specific index barcode sequences for sample identification are added to the amplified receptor sequences by PCR.

4. Sequencing libraries are prepared from barcoded amplified DNA which are then sequenced by synthesis using NGS.

5. Raw sequence data are uploaded from the sequencing instrument to our analysis pipeline.

6. Sequence data is analyzed in a multi-step process, where a sample's sequence data is first identified using the sample index sequences and the data is then processed using a proprietary algorithm with in-line controls to remove amplification bias.

7. Following completion of these data processing steps, a report is issued to indicate the presence or absence of malignant cells, to quantify their level and (in the case of longitudinal monitoring) to compare that level to previous results for the patient.

We offer our core clonoSEQ technology to two primary customer segments: we work with clinicians to provide clonoSEQ clinical diagnostic testing services to patients and we partner with biopharmaceutical companies to advance drug development efforts through use of our clonoSEQ assay in clinical trials.

Clinical Utility

For both clinical diagnostic testing and drug development, clinical data is core to the value of clonoSEQ as a decision-making tool, empowering clinicians to select the best patient treatment options based on MRD status and enabling biopharmaceutical companies to optimize the application of novel therapies. Some examples of recent expanded clinical use cases and advances in drug development efforts by our biopharmaceutical partners include:

- Data from MIDAS, a randomized Phase 3 study of 718 transplant-eligible multiple myeloma patients, indicate that patients who are MRD-negative by clonoSEQ can safely forgo upfront transplant without compromising depth of response. In the study, MRD was evaluated by clonoSEQ after 6 induction cycles with isatuximab, carfilzomib, lenalidomide and dexamethasone (IsaKRD). Patients achieving post-induction MRD negativity at a threshold of 10^{-5} by clonoSEQ were randomized to either 6 additional cycles of IsaKRD (Arm A) or autologous stem cell transplantation (ASCT) followed by 2 cycles of IsaKRD (Arm B), followed by lenalidomide maintenance. The authors reported that MRD negativity rates at 10^{-6} before maintenance were not significantly different between the transplant-based approach (Arm A) and IsaKRD consolidation alone (Arm B). These data were presented at the European Hematology Association (EHA) annual meeting in 2025 in an oral session titled "Minimal residual disease-driven strategy following isatuximab-carfilzomib-lenalidomide-dexamethasone induction in transplant-eligible newly diagnosed multiple myeloma: Primary endpoints of the phase 3 MIDAS trial." The study represents the first large prospective dataset supporting MRD-guided decision-making in myeloma.

- The Phase 2 EndRAD study evaluated the use of clonoSEQ MRD status prior to allogeneic hematopoietic cell transplantation (HCT) to guide the selection of non-total body irradiation (TBI) conditioning approaches to reduce long-term toxicities in children and young adults with B-cell acute lymphoblastic leukemia (B-ALL), without compromising outcomes. The study, which was presented at the 2025 American Society of Hematology (ASH) annual meeting in an oral presentation, shows outstanding event-free and overall survival outcomes in 51 patients who were MRD negative by clonoSEQ and received a non-TBI regimen. The study also enrolled a comparator cohort who received TBI and shows equivalent survival in clonoSEQ MRD-negative patients who received TBI (the current standard of care) compared to non-TBI approaches.

- The Phase 3 MajesTEC-3 study demonstrated the efficacy of teclistamab plus daratumumab and hyaluronidase-fihj as early as second line for patients with relapsed/refractory multiple myeloma (RRMM). The data were presented as a late-breaking oral presentation at the 2025 American Society of Hematology (ASH) Annual Meeting and simultaneously published in the New England Journal of Medicine (Costa et al, 2025). In the study, which compared teclistimab-daratumumab to daratumumab plus dexamethasone and either pomalidomide (DPd) or bortezomib (DVd), minimal residual disease negativity rates as assessed by clonoSEQ at a threshold of 10^{-5} were shown to be significantly higher in the teclistimab-daratumumab group (58.4%) compared to the control group (17.1%). MRD negativity rates were once again demonstrated to be correlated with progression-free survival (PFS), as patients in the teclistimab-daratumumab group had significantly longer PFS than those in the control group.

We believe this clinical utility data shows that clonoSEQ is uniquely situated in MRD testing to help hematologists improve their ability to assess treatment response, predict long-term patient outcomes, monitor disease burden over time and detect potential relapse. Further, we believe that our clonoSEQ assay has the potential to accelerate the development of drugs in lymphoid cancers and enable treatment decisions which may lower payor cost through the discontinuation of costly drugs that are no longer needed.

clonoSEQ Clinical Diagnostic Testing

Commercially Promoted Indications

Our clonoSEQ diagnostic test detects and monitors the remaining number of cancer cells that are present in a patient's body during and after treatment, known as MRD. We believe clonoSEQ has broad applicability across all lymphoid malignancies, including ALL, CLL, MM, and Non-Hodgkins Lymphoma ("NHL") conditions, such as DLBCL, MCL and cutaneous T cell lymphoma ("CTCL").

In September 2018, clonoSEQ was granted marketing authorization from the FDA, under the de novo process, for patients with MM and ALL to monitor their MRD from bone marrow samples. In August 2020, the clonoSEQ label was expanded to include patients with CLL from bone marrow and blood samples.

In December 2022, we launched commercial promotion of clonoSEQ as a CLIA-validated LDT to detect MRD in blood for patients with DLBCL by measuring circulating tumor DNA ("ctDNA"), which provides patients and clinicians with a powerful blood-based prognostic tool. We are advancing the regulatory strategy for our DLBCL test to support clinical adoption and increase its usage by our biopharmaceutical partners.

In November 2024, we launched commercial promotion of clonoSEQ as a CLIA-validated LDT to detect MRD in blood for patients with MCL.

Our clinical penetration of the patient opportunity with clonoSEQ has grown over the years in each indication. As of December 31, 2025, we believe our penetration in the United States was as follows[1]:

ALL	MM	CLL	DLBCL	MCL
31%	14%	8%	3%	11%

[1] Percentages are an approximation and include US clinical use only and exclude patients in trials. Penetration is calculated as the number of annual clonoSEQ patients tested out of the prevalent population pool by indication.

We believe that we are still in the early stages of clonoSEQ penetration in the indications identified above with significant opportunities to expand adoption.

Adoption Strategy

We have a multi-pronged strategy to deepen penetration of clonoSEQ and improve our commercial and operational infrastructure through efforts to:

- *Increase clinical testing in blood to facilitate adoption for clinicians in the community setting and increase frequency of testing across treatment settings.* Testing with blood is less invasive for patients and less expensive as compared to

MRD testing from bone marrow samples. Therefore, blood-based MRD testing may enable more frequent monitoring of patients over longer periods of time. We believe continued validation of clonoSEQ in blood will increase usage, particularly by clinicians in the community setting who perform fewer bone marrow aspirations. Most recently, a study reported at the International Myeloma Society Meeting in 2025 demonstrated that circulating tumor DNA detected by clonoSEQ in blood of MM patients demonstrates high specificity and positive predictive value relative to bone marrow MRD, with strong correlation to markers of tumor burden and response status.

- *Expand clonoSEQ in NHL.* With the end goal of clonoSEQ becoming a universal MRD test for all lymphoid malignancies, we have developed a robust lifecycle development plan to generate sufficient clinical evidence to support increased adoption across lymphoid malignancies. NHL is a key area of focus for us, as it represents approximately 50% of all newly diagnosed patients with lymphoid malignancies in the U.S. DLBCL and MCL, our two current commercially promoted and Medicare-covered NHL subtypes, represent approximately 30% and 6% of NHL patients, respectively. Going forward, we will continue to generate data demonstrating the clinical utility of clonoSEQ in these and other NHL subtypes, and we will aim to further develop the emerging market for MRD testing for both clinical and biopharmaceutical use cases.

- *Expand patient use cases by continuing to generate clinical evidence in clonoSEQ utility throughout the patient continuum of care.* clonoSEQ MRD testing has the potential to inform patient management and support drug development in a wide range of contexts and at multiple time points, both for newly diagnosed and relapsed/refractory patients and both during and after treatment. In addition to expanding the indications for which clonoSEQ has shown clinical utility, our evidence generation strategy also addresses the goal of expanding patient use cases within existing promoted indications. Our strategy for expanding use cases is informed by provider and biopharmaceutical feedback on current unmet needs as well as by the evolving treatment landscape. For example, in MM, patients have traditionally been prescribed indefinite maintenance therapy; however, in recent years, novel treatment regimens are enabling newly diagnosed patients to achieve deeper and more sustained responses, which has increased provider interest in offering patients time off therapy, such as in the MIDAS study which included 718 patients and demonstrated that MRD-negative patients can safely forgo upfront transplant without compromising depth of response. To address this emerging trend, Adaptive and its collaborators have generated and will continue to generate data demonstrating the role of clonoSEQ to determine which patients can safely discontinue treatment and to monitor patients in treatment-free remission.

- *Enhance customer experience with EMR integrations.* In October 2022, we entered into a partnership with Epic to integrate clonoSEQ into Epic's EMR system, which we believe will enable easier test ordering and results access for the clonoSEQ test. As of December 2025, clonoSEQ is integrated into the Epic instances at 54 customer sites. In 2024, we entered into a partnership with Flatiron, a leading provider of electronic health records software and services for community oncology, to integrate clonoSEQ into Flatiron's OncoEMR system, which we launched in July 2025, enabling 113 customer sites. Through 2026, we expect to integrate more Epic sites and continue to improve usability by configuring within sites to reduce order to test result complexity.

The strategies described above are geared toward driving adoption of clonoSEQ in the U.S., where reimbursement is well-established. Opportunities to expand clinical MRD testing using clonoSEQ also exist outside the U.S., although reimbursement for NGS MRD remains in nascent stages in most non-U.S. markets. We have secured *In vitro* Diagnostic Medical Device Regulation ("IVDR") certification for the clonoSEQ assay to facilitate use of the assay in Europe, and we have licensed our technology to academic and commercial partner labs in Europe, Australia and Japan as a means to make clonoSEQ available locally, primarily for research purposes though some limited clinical testing is available in selected regions. In 2026, we expect to make progress by obtaining necessary regulatory approval to enable clonoSEQ testing in Canada. As our non-U.S. market access efforts continue to progress, we also anticipate expanding clinical use with our current lab partners in several countries.

Reimbursement

In January 2019, clonoSEQ received Medicare coverage aligned with the FDA label and National Comprehensive Cancer Network ("NCCN") guidelines for longitudinal monitoring in MM and ALL. clonoSEQ is now incorporated in NCCN guidelines and used by all 33 NCCN cancer centers. Over the years since, we have secured additional payor coverage for clonoSEQ aligned with our FDA label with Medicare, national private payors and large regional plans, expanding coverage to over 300 million covered lives for ALL and MM, over 270 million covered lives for CLL and over 90 million covered lives for DLBCL.

In November 2021, MolDX published its local coverage decision ("LCD") for MRD testing. This LCD not only affirmed the importance of MRD and clonoSEQ coverage in ALL, MM and CLL in bone marrow and blood, but it also provided a clear and efficient pathway for seeking expanded clonoSEQ coverage through technical assessments in NHL.

In July 2022, coverage expansion continued as we secured Medicare coverage for DLBCL, the most common form of NHL. We secured clonoSEQ coverage with Medicare for DLBCL patients regardless of line of therapy, treatment regimen or testing timepoint. clonoSEQ is the first and only MRD test to receive Medicare coverage in DLBCL. We received Medicare coverage for another NHL condition, MCL, effective July 2024.

In January 2023, clonoSEQ was granted a Proprietary Laboratory Analysis ("PLA") code. The code was routed to Medicare's gapfill pricing process in 2023, and this process was completed in 2024. The clonoSEQ PLA code was published on Medicare's Clinical Laboratory Fee Schedule ("CLFS") with a price of $2,007, effective January 2025. This price represents a 17% increase over our previously determined Medicare rate. Correspondingly, our Medicare episode rate for clonoSEQ was increased from $6,870 to $8,029.

In April 2025, clonoSEQ received expanded coverage in MCL to include single time point testing to monitor for recurrence in patients with a history of MCL. Under the expanded coverage decision, patients who have completed treatment are now covered to receive clonoSEQ testing every six months for up to five years during treatment-free remission and annual testing thereafter until disease recurrence is detected. We believe this coverage may establish a framework for potential expanded coverage of surveillance testing in other Medicare-covered clonoSEQ indications.

We continue to enhance our average selling price for clonoSEQ as we are increasing our investments in revenue cycle management in areas related to prior authorizations and reimbursement appeals. Further, we will continue to sign new contracts with private payors who are not currently contracted with us and improve contracted rates for existing contracted private payors over time.

We also maintain a patient support program, Adaptive Assist, to facilitate access to clonoSEQ testing services for patients who could benefit from the clinical insights provided by clonoSEQ clinical testing. Patients can call to discuss their individual circumstances with one of our dedicated patient support representatives in order to better understand their coverage prior to clonoSEQ testing and to navigate the insurance process, including appeals for denied claims. We also offer financial assistance for qualified uninsured and under-insured patients who cannot afford their patient financial responsibility for clonoSEQ.

MRD Pharma

MRD Pharma focuses on offering our clonoSEQ assay to biopharmaceutical partners to advance drug development efforts. Through 2025, clonoSEQ was being used by over 40 biopharmaceutical companies in more than 180 active trials and is used as a clinical endpoint in over 100 of these studies.

In April 2024, FDA's Oncologic Drug Advisory Committee ("ODAC") voted unanimously in favor of the use of MRD as a primary endpoint to support the accelerated approval of new therapies for patients with MM. ODAC's recommendation has the potential to accelerate MM patient access to novel therapies and to reduce drug development costs. clonoSEQ is the only FDA-cleared MRD assay for patients with MM; it is also the singular assay that can consistently deliver the sensitivity and standardization needed to meet the FDA's performance standards. In January of 2026, the FDA released draft guidance on the use of MRD in MM as a primary endpoint. We believe these developments continue to distinguish clonoSEQ as a leading assay for lymphoid malignancy drug developers.

Immune Medicine Business

The IM business is powered by our immunosequencing technology, which enables us to tap into the vast diversity of the immune repertoire with unparalleled scale and specificity. This approach uses multiplex, bias‑controlled PCR to accurately and quantitatively sequence, map, pair and characterize millions of TCRs and BCRs. These capabilities and the underlying data we generate allow us to offer an expanding suite of solutions to potential research and development partners:

- *Immunosequencing Services* – For over a decade, we have provided core immune repertoire sequencing capabilities that deliver rich immune receptor data to support academic and biopharmaceutical customers in drug development programs.

- *Data Licensing* – We offer access to our proprietary datasets matching paired TCRs to antigens across more than 20,000 diverse antigens and nearly 50 HLA types. To date, we have generated more than 5,000,000 TCR-antigen matches. The size and quality of this data enables current and future partners to develop and train their own artificial intelligence ("AI") and machine learning models.

- *TCR-Antigen Prediction Models* – Partners can leverage our proprietary TCR-antigen AI prediction models for specific research and development applications spanning a variety of immunology and therapeutic areas.

- *Target Discovery* – Using our demonstrated ability to discover disease driving targets including in MS, T1D and ankylosing spondylitis, we can apply our standardized approach and leverage our sequencing and immunology capabilities to identify TCRs using samples by a given partner (e.g. in rheumatoid arthritis) to inform target identification and downstream therapeutic development.

As we continue to monetize these offerings, we plan to evaluate opportunities to apply these same capabilities to develop our own clinical diagnostics in areas such as autoimmunity.

Our Competitive Strengths

We harness the inherent biology of the adaptive immune system to develop clinical products and services that improve human health by leveraging our core competitive strengths.

- *Our clonoSEQ test is the only NGS based assay with broad reimbursement in the U.S. used to monitor MRD in multiple lymphoid malignancies that can obtain a sensitivity of detection of 1 in 1,000,000 cancer cells.* This uniquely positions us to continue to gain clinical adoption in diagnostic testing for hematologic malignancies. Actionability of clonoSEQ for tailoring treatment decisions in patients with MCL, CLL, MM and ALL continued to be demonstrated as referenced in over 90 abstracts at the most recent ASH meeting in December of 2025.

- *Expanding regulatory and reimbursement expertise will help inform future clinical product development.* Having obtained FDA marketing authorization and expanded coverage to greater than 300 million covered lives for multiple indications of clonoSEQ from Medicare, national private payors and large regional plans, we believe we have developed valuable core capabilities that will facilitate future product development through to regulatory approval and reimbursement.

- *Our proprietary immune medicine technologies and computational biology capabilities provide a robust product development engine.* We are using the adaptive immune system to build a dynamic clinical immunomics database that is machine learning/AI-enabled. We translate the natural capabilities of the immune system into the clinic by capturing the millions of diverse unique receptors present in a patient's blood. The combination of our large, quality data and our ability to generate additional insights creates a data foundation which we will continue to leverage to accelerate our product research and development efforts that may have applicability across both of our business segments and lead to robust product development capabilities.

- *Strong intellectual property protects our immune medicine platform and its applications.* As of December 31, 2025, we had 416 issued and allowed patents and 64 pending patent applications, covering improvements in sequencing methods and new ways to leverage adaptive immune receptors for our MRD and IM business areas.

- *We are well capitalized and believe we are on a path to profitability.* As of December 31, 2025, we had $227.2 million in cash, cash equivalents and marketable securities, excluding $13.1 million of cash held by Digital Biotechnologies, Inc. In 2025, we focused on continuing to gain operating leverage across our business as our revenue grew, particularly in our MRD segment. We have a pathway to deliver profitability across our business.

Significant Agreements

Revenue Interest Purchase Agreement

In September 2022, we entered into a Revenue Interest Purchase Agreement (the "Purchase Agreement") with OrbiMed Royalty & Credit Opportunities IV, LP ("OrbiMed"), an affiliate of OrbiMed Advisors LLC, as collateral agent and administrative agent for the purchasers party thereto (the "Purchasers"). Pursuant to the Purchase Agreement, we received $124.4 million from the Purchasers (the "Purchaser Payment"), net of expenses. To secure our obligations under the Purchase Agreement, we and our subsidiaries have granted OrbiMed a security interest in our core platform technology assets, subject to certain customary exclusions, as defined in the Purchase Agreement.

As consideration for such payments, the Purchasers have a right to receive certain revenue interests (the "Revenue Interests") from us based on a percentage (the "Applicable Payment Percentage") of all GAAP revenue (the "Revenue Base"). The Applicable Payment Percentage is five percent of the quarterly Revenue Base. Payments in respect of the Revenue Interests shall be made quarterly within 45 days following the end of each fiscal quarter (each, a "Revenue Interest Payment"). If OrbiMed has not received Revenue Interest Payments in the aggregate equal to or greater than the Purchaser Payment on or prior to September 12, 2028, the revenue interest rate shall be increased to a rate which, if applied retroactively to our cumulative Revenue Base, would have resulted in Revenue Interest Payments equal to the Purchaser Payment.

OrbiMed will be entitled to 100% of the Revenue Interest Payments until it has received a total cumulative value of 165% of the Purchaser Payment (the "Return Cap"), unless full repayment of the amount of the Return Cap has not been made by September 12, 2032, in which case the Return Cap shall be increased to 175% of the Purchaser Payment.

We incurred interest expense of $11.8 million, $11.6 million and $13.8 million under the Purchase Agreement for the year ended December 31, 2025, 2024 and 2023, respectively.

Processing and Manufacturing

We process both clinical and research use samples in our laboratory in Seattle, Washington. Our Seattle laboratory is CLIA-certified, CLEP-certified, College of American Pathologists ("CAP")-accredited and International Organization for Standardization ("ISO") 13485-certified, and IVDR-certified. After we intake samples sent to us from healthcare providers or research and biopharmaceutical customers, we extract DNA from the sample, if required, amplify it and otherwise prepare it for our sequencing and data analysis. Throughout our processes, we apply a rigorous quality management system, which is designed to comply with the Quality System Regulation ("QSR") and the requirements of the Clinical Laboratory Improvements Amendment of 1988 ("CLIA"), CAP and other applicable state licensing and accreditation requirements.

In order to process and sequence immune receptors in samples submitted to us, we utilize a combination of proprietary primer mixes and commercial materials, including a multiplex PCR master mix, enzymes, high throughput multi-cycle sequencing reagents and other materials, which we obtain and assemble as needed from various third-party vendors on customary terms. A number of our processing steps utilize automated equipment to help ensure consistency and efficiency. Sequencing is performed using the Illumina NextSeq and NovaSeq X Plus systems, which we have appropriately qualified for the intended uses of our products and services. In the second half of 2025, we operationalized the NovaSeq X Plus sequencers for use for our clonoSEQ clinical testing and expect to transition all of our MRD testing to the NovaSeq X Plus over the next two years.

For our TCR-antigen binding and immunoSEQ testing services, we conduct our operations at our laboratories in Seattle, Washington and South San Francisco, California. These laboratories have cell sorting, tissue culture and other processing equipment.

We use a limited number of suppliers, or in some cases, single suppliers, for our laboratory equipment and materials. We manage this concentration risk by targeting or building to levels of surplus stock that, we believe, would allow us to locate alternative suppliers, if needed. However, if one of our suppliers fails to perform adequately or fulfill our needs, we may be required to incur significant costs and devote significant efforts to find new suppliers and may face delays in processing samples or developing and commercializing our products and services. For example, we have purchased the Illumina NextSeq and NovaSeq X Plus systems, and Illumina, Inc. ("Illumina") also supplies us with reagents that have been designed for use solely with this sequencer. While we acquire these reagents from Illumina on customary terms, if we had to replace the reagents we use, we may also need to acquire and qualify a replacement sequencer, validate the reagents and potentially revalidate aspects of our existing assays.

Intellectual Property

We have an extensive global portfolio of intellectual property rights to protect our immune medicine platform, the products and services that draw on it and our reputation in the industry.

As of December 31, 2025, we owned or controlled 416 active issued patents and 64 patent applications whose claims are intended to cover what we do, what we plan to do and what others might do to compete with us. From our earliest patent filings in 2009, our portfolio has been tailored to reflect our efforts to harness the adaptive immune system for research, diagnostic and therapeutic applications. Our patent claims extend to not only adaptive immune receptor molecules, but also to uniquely powerful techniques for sequencing immune cell receptors, determining clonality and immune competency, diagnosing disease, predicting responses to immunotherapy and identifying new drug candidates. Our granted patent protection generally expires in years ranging from 2029 to 2042.

Critical know-how we develop is protected by a trade secrecy program to ensure against inappropriate disclosure or use. Encompassed in our know-how is our proprietary database of coding sequences, antigen reactivities and safety profiles for immune receptors, which is vast and growing. Even with collaborators, access to our immune medicine platform technology is limited and tightly controlled through contracts and careful communication. We own our immune medicine platform, including improvements we or collaborators make to it, and retain rights in data resulting from its use.

We also pursue trademark registration for our product and service names and promotional slogans in our existing and projected markets.

Intellectual Property Portfolio by the Numbers

As of December 31, 2025, our intellectual property portfolio consisted of the following:

- 64 pending patent applications;

- 416 issued and allowed patents;

- 17 patent families directed to methods and tools useful in our immune medicine platform for non-target specific immunosequencing and research, including pairSEQ;

- 15 patent families directed to methods and tools useful in diagnosis, prognosis and disease monitoring, including clonoSEQ and MIRA;

13

- 8 patent families directed to therapeutic antibodies and peptides, including SARS-CoV-2 antibodies and peptide-major histocompatibility complex (pMHC) for treating MS;

- 6 patent families directed to disease-specific TCRs useful for diagnosis, prognosis and treatment of diseases, such as Lyme disease and Crohn's disease; and

- 3 patent families directed to gene sequencing technology.

Patent Portfolio

We have developed an expansive patent portfolio in commercially important markets with claims to critical aspects of our technology, beginning with our first patent application exclusively licensed from Fred Hutchinson Cancer Research Center ("Fred Hutch") in 2009. Our ongoing patent strategy is to generate a return on our patenting investments, which values substantive quality over volume to build a defensible moat around technology we use as well as what others might develop to design around our position.

We prioritize pursuing patent claims with a reasonable likelihood of being granted. Where patentability for a particular invention is questionable, we often choose to protect it as a trade secret instead. In some instances, however, we may seek to push the patentability envelope when the state of the applicable patent laws are in flux, such as patent eligibility for naturally occurring molecules, including TCRs, in the U.S.

Methods of Measuring Adaptive Immunity

In 2009, a U.S. provisional patent application was filed to pursue protection for immunosequencing by our co-founder, Dr. Harlan Robins. The invention broadly relates to methods for assessing the adaptive immune system status of individuals. Rearranged V and J segment genes of TCRs or BCRs are targeted as biomarkers for assessing the status of the immune system at one or more points in time. Granted claims cover the use of particular sets of amplification primers and methods of providing diagnostic assessment of immunocompetence in a solid organ transplant recipient undergoing immune suppressive therapy. This technology is licensed exclusively to us by Fred Hutch.

Optimizing Nucleic Acid Amplification Reactions

Amplification of nucleic acids can result in over- or under-representation of the amplified molecules, misrepresenting the number present in the source material, such as a blood sample. Dr. Robins invented a method to correct for such bias, thereby improving the precision of PCR-based quantification of TCR and BCR coding sequences in a sample. The claimed approach utilizes synthetic templates, reflecting nucleic acid sequences for rearranged V and J receptor segments in the sampled cells. This technology is protected with granted patents, including U.S. Patent Nos. 9,371,558 and 10,214,770.

Diagnosing and Monitoring Disease

In connection with our acquisition ("Sequenta Acquisition") of Sequenta, Inc. ("Sequenta") in 2015, we purchased Sequenta's extensive patent portfolio. The portfolio includes patent applications which disclose and claim methods to identify and quantify T cell-based immune responses to antigen exposure using NGS. TCR and BCR DNA, ribonucleic acid or cell-free DNA from samples, including blood and bone marrow, are used to detect, prognose and monitor disease, including autoimmune disease, infection and cancer. This technology is protected with granted patents, including U.S. Patent Nos. 8,628,927 and 8,236,503.

Our diagnostic methods also apply to the detection of MRD (the target of our B cell-based clonoSEQ diagnostic test for assessing how disease burden changes in response to treatment or during remission) and T-Detect (our T cell-based diagnostic tests). Multiple patents have been granted from additional applications relating to MRD assessment, diagnostic methods and diagnostically significant TCRs filed by us, including U.S. Patent Nos. 9,824,179 and 11,047,008. We have obtained patents to TCR-based diagnostic signals in specific indications, including COVID-19 and Lyme disease.

TCR-Antigen Binding

We continue to make significant progress in our understanding of the T-cell mediated response across different indications. We have obtained patents covering methods to produce antigen-exposed enriched T cell populations and identify their antigen specificities by comparison to a pre-exposure population of cells or by use of an algorithm. We have also obtained additional patents relating to algorithmic-based methods to characterize antigen specificities.

MIRA

We developed and have obtained patent protection for bioinformatic-based methods to determine the antigen specificity of TCRs by exposing T cells to a panel of multiple antigens. Antigen exposure can be performed by incubation or presentation; for example, it can be performed via recombinant expression in another cell. These methods may also be used to pair the two TCR chains as well as to identify high avidity TCRs. Several patents have been granted as of December 31, 2025, including U.S. Patent No. 10,066,265.

pairSEQ

In nature, TCRs and BCRs exist as a heterodimer of paired chains, each of which is encoded on a different chromosome. Immunosequencing reveals the nucleotide structure of each individual chain, but not which chains match as cognate pairs. We developed and have obtained patent protection for multiple bioinformatic-based approaches to pairing the two chains of TCRs and BCRs, including one deployed in our pairSEQ technique. Our methods also allow for identification of receptor chain pairs which are specific to particular antigen targets. Granted patents covering this technology include U.S. Patent No. 10,077,478.

Assessing Responsiveness to Immunotherapy

Leveraging our immunosequencing technologies, we developed methods for predicting responses to immunotherapy, vaccines and infection. To those ends, rearranged TCR or BCR sequences are quantified and their levels or frequencies compared at different points in time. Extensive patent protection has been obtained abroad and in the U.S., including U.S. Patent No. 10,221,461.

In-Licensed and Acquired Intellectual Property Rights

While we have developed the majority of our immune medicine platform, products and services, we occasionally license or acquire third-party owned inventions to bolster the strength of our patent estate and ensure freedom to operate.

Early work by Dr. Robins with Fred Hutch led to discoveries around immunosequencing methods and tools covered by multiple patents and patent applications in the U.S. and abroad which we exclusively licensed. Our rights are for all fields of use worldwide and are sublicensable. To the extent any licensed granted patent rights extend to products or services sold by us, we pay Fred Hutch a royalty rate of 0.75% of net sales on licensed products.

Through our Sequenta Acquisition, we also obtained an exclusive paid-up license, with rights to sublicense, to patents filed in the U.S., Europe, Australia and China owned by iRepertoire, Inc. The license is for worldwide use in diagnosis, prognosis, treatment and monitoring of any proliferative disorder for which rearranged nucleic acids capable of encoding an immune receptor of a cell, excluding tumor infiltrating lymphocytes, of the proliferative disorder can be used as markers for the disorder, including, but not limited to, lymphoid and myeloid proliferative disorders, such as ALL, CLL, acute myeloid leukemia, chronic myelogenous leukemia, Hodgkin's and NHL, plasma cell neoplasms, such as MM, monoclonal gammopathy of undetermined significance, monoclonal B cell lymphocytosis and myelodysplastic syndromes.

In addition to the patent estate acquired from Sequenta, we also acquired ownership of immunosequencing-related patent portfolios from Imdaptive, Inc. and ImmunID S.A.S.

Trademarks

We own various trademarks, applications and unregistered trademarks in the U.S. and other commercially important markets, including our company name, product and service names and other trade or service marks. Our trademark portfolio is designed to protect the brands for our products and services, both current and in the pipeline.

Trade Secrecy Program

We have a trade secrecy program to prevent disclosure of our trade secrets to others, except under stringent conditions of confidentiality when disclosure is critical to our business. Our trade secrets include the composition of certain reagents, assay protocols and immunosequencing-related data, such as immune receptor sequences. We protect trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and collaborators. These agreements provide that all confidential information developed or made known during the course of an individual's or entities' relationship with us must be kept confidential during and after the relationship. These agreements also provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Accordingly, we may not be able to meaningfully protect our trade secrets. For more information regarding the risks related to our intellectual property, see "Risk Factors—Risks Relating to our Intellectual Property."

Competition

The biotechnology and pharmaceutical industries, including the fields of clinical diagnostics, life sciences research and drug discovery, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. Given the breadth and promise of immune medicine, we face substantial competition from many different sources, including life sciences tools, diagnostics, pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions across various components of our platform and product and service offerings. Due to the significant interest and growth in immune medicine more broadly, we expect the intensity of the competition to increase. However, we believe our scale, precision and speed, and the resulting clinical applicability, distinguish us from our competitors. The MRD business also benefits from an established commercial footprint and reputation in our target market, our demonstrated regulatory and reimbursement know-how and our extensive patent portfolio.

In clinical diagnostics, clonoSEQ faces competition primarily from customers utilizing either conventional and next-generation flow cytometry in-house or via a reference lab or contract research organization. We also face emerging competition from new market entrants developing and commercializing blood-based tools for disease monitoring based on protein, circulating tumor DNA or circulating tumor cells. Other future competitors that elect to develop and commercialize their products for lymphoid malignancies may include companies marketing early cancer detection testing products for indications that do not currently compete with clonoSEQ, such as methods for MRD assessment directed at solid tumors.

Immune medicine is being pursued by several biotechnology companies as well as by large-cap biopharmaceutical companies. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, regulatory approval and compliance than we do. Mergers and acquisitions involving life sciences research and clinical diagnostics companies in the immune medicine space may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and in acquiring technologies complementary to, or necessary for, our programs.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize research or diagnostic products or services that are more accurate, more convenient to use or more cost-effective than our products or services. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the relevant market.

Government Regulation

Life Sciences Research Use Only Technologies

Our core research product in IM, Adaptive Immunosequencing, is a research use only ("RUO") tool in the U.S. that provides data to third parties such as biopharmaceutical companies that are themselves engaged in the research and development of potential diagnostic and therapeutic products and services for which they may later pursue investigation and clearance, authorization or approval from regulatory authorities, such as the FDA.

RUO products belong to a separate regulatory classification under a long-standing FDA regulation. From an FDA perspective, products that are intended for research use only and are labeled as RUO are exempt from most regulatory controls and are therefore not subject to the regulatory requirements discussed below for clinical diagnostic products. Thus, RUO products may be used or distributed for research use without first obtaining FDA clearance, authorization or approval. The products must bear the statement: "For Research Use Only. Not for use in diagnostic procedures." RUO products cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use. Accordingly, a product labeled RUO but intended or promoted for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act ("FDCA") and subject to FDA enforcement action. The FDA will consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed and to whom, when determining its intended use. If the FDA disagrees with a company's RUO status for its product, the company may be subject to FDA enforcement activities, including, without limitation, requiring the company to seek clearance, authorization or approval for the products. If the FDA determines an RUO product is adulterated and misbranded, enforcement may also include a warning letter, seizure, an injunction and/or criminal fines for FDCA violations.

Clinical Diagnostics in the U.S.

Our first diagnostic product, clonoSEQ, was granted marketing authorization by the FDA for the detection and monitoring of MRD in bone marrow samples in patients with MM and ALL under the de novo process in September 2018, which classified clonoSEQ and future DNA-based tests to measure MRD in hematological malignancies as Class II devices, as explained further below. In August 2020, we received FDA clearance for clonoSEQ, following a 510(k) submission, for CLL in bone marrow as well as blood samples. We also received FDA clearance in 2021 for ALL from blood samples, launched in DLBCL and MCL, subtypes of NHL, under CLIA as an LDT and are actively advancing validation studies in certain other NHL sub-types such as CTCL.

In the U.S., medical devices are subject to extensive regulation by the FDA under the FDCA and its implementing regulations, and other federal and state statutes and regulations. The FDA regulates the design, development, preclinical, analytical and clinical testing, manufacture, safety, effectiveness, clearance, authorization or approval, record-keeping, packaging, labeling, storage, adverse event reporting, advertising, promotion, marketing, sales, distribution and import and export of medical devices. In vitro diagnostic products ("IVDs") are a type of medical device and include reagents and instruments used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic and screening tests can also be IVDs.

After a medical device is placed on the market, numerous regulatory requirements apply. These include:

- compliance with the FDA's QSR, which requires manufacturers to follow stringent design, testing, control, documentation, record maintenance, including maintenance of complaint and related investigation files, and other quality assurance controls during the manufacturing process;

- labeling regulations, which prohibit the promotion of products for uncleared, or unapproved uses, or "off-label" uses, and impose other restrictions on labeling; and

- obligations to investigate and report to the FDA adverse events, including deaths, or serious injuries that may have been or were caused by a medical device and malfunctions in the device that would likely cause or contribute to a death or serious injury if it were to recur.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include sanctions, including but not limited to, warning letters; fines, injunctions, and civil penalties; recall or seizure of the device; operating restrictions, partial suspension or total shutdown of production; refusal to grant 510(k) clearance or premarket approvals ("PMAs") of new devices; withdrawal of clearance or approval; and civil or criminal prosecution.

Position outside of the United States

In the European Union ("EU"), IVDs can be placed on the market by obtaining a "CE mark," which demonstrates conformity via a self-certification with the *In vitro* Diagnostic Medical Device Directive ("IVDD"). On May 26, 2017, the EU released a new regulatory framework, the IVDR, which will replace the IVDD. clonoSEQ obtained a CE mark in May 2019 for all B-cell malignancies with blood and bone marrow, and in August 2024, we announced that clonoSEQ received IVDR 2017/746 Class C risk certification issued by the Notified Body (BSI), which will be a requirement as of May 2026. The IVDR requires, among other things, that clonoSEQ meet conformity assessments, performance evaluations, and performance studies to improve health and safety and adopt a systematic post-market surveillance plan and report that includes the manufacturer's trend reporting.

U.S. Federal and State Regulation of Laboratories

Given that aspects of our business at certain facilities involve acting as a clinical laboratory, we are required to hold certain federal and state licenses, certifications and permits to conduct our business.

As to federal certifications, CLIA establishes rigorous quality standards for all laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment of, or assessment of health. As a clinical laboratory, we must obtain a CLIA certificate based on the complexity of testing performed at the laboratory, such as a Certificate of Compliance for high-complexity testing. CLIA also mandates compliance with various operational, personnel, facilities administration, quality and proficiency requirements, intended to ensure that their clinical laboratory testing services are accurate, reliable and timely. CLIA compliance and certification is also a prerequisite to be eligible to bill for services provided to government payors and for many private payors. Furthermore, we are subject to survey and inspection every two years to assess compliance with program standards and may be subject to additional unannounced inspections. Laboratories performing high-complexity testing are required to meet more stringent requirements than laboratories performing less complex tests.

In addition to CLIA requirements, we elect to participate in the accreditation program of the CAP. The U.S. Centers for Medicare & Medicaid Services ("CMS"), the agency that oversees CLIA, has deemed CAP standards to be equally or more stringent than CLIA regulations and has approved CAP as a recognized accrediting organization. Inspection by CAP is performed in lieu of CMS inspections for accredited laboratories. Therefore, because we are accredited by the CAP Laboratory Accreditation Program, we are deemed to also comply with CLIA.

CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law, and a number of states have implemented their own more stringent laboratory regulatory requirements. Select states, including Washington, have laboratory regulations that have been deemed by the federal government to be at least as stringent as CLIA, and thus laboratories licensed under those state regimes are exempt from CLIA and the state Department of Health is permitted to issue a CLIA number, along with a state Medical Test Site license, rather than a certificate being issued by CMS. Our laboratory holds the required Washington license. State laws may require that laboratory personnel meet certain qualifications, specify certain quality control procedures, facility requirements or prescribe record maintenance requirements.

Several states additionally require the licensure of out-of-state laboratories that accept specimens from those states. For example, New York requires a laboratory to hold a permit which is issued after an on-site inspection and approval of each LDT offered by a laboratory, and has various, more stringent requirements than CLIA and CAP, including those for personnel qualifications, proficiency testing, physical facility and equipment and quality control standards. Our laboratory holds the required licenses for Maryland, Rhode Island, Pennsylvania, New York and California.

From time to time, other states may require out-of-state laboratories to obtain licensure in order to accept specimens from the state. If we identify any other state with such requirements, or if we are contacted by any other state advising us of such requirements, we intend to follow instructions from the state regulators as to how we should comply with such requirements.

If a clinical laboratory is found to be out of compliance with CLIA certification, CAP accreditation or a state license or permit, the applicable regulatory agency may, among other things, suspend, restrict or revoke the certification, accreditation, license or permit to operate the clinical laboratory, assess civil monetary penalties and impose specific corrective action plans, among other sanctions.

LDTs in the U.S.

The FDA has historically exercised enforcement discretion to not regulate most LDTs. As such, LDTs have not been subject to FDA's marketing clearance and approval processes, or post-marketing controls, for medical devices. LDTs are generally considered to be tests that are designed, developed, validated and used within a single laboratory. Laboratories certified as "high complexity" under CLIA may develop, manufacture, validate and run LDTs. clonoSEQ is available as an LDT for use in assessing MRD for other lymphoid malignancies, including NHL and use in other specimen types, at our Seattle, Washington laboratory.

On May 6, 2024, the FDA issued a final rule that amended the definition of IVDs in its regulations to state that IVDs are medical devices under the FDCA including when the manufacturer of the IVD is a laboratory (the "LDT Final Rule"). The FDA proposed to phase out its general enforcement discretion for LDTs over a four-year period, subject to targeted enforcement discretion policies. LDTs that do not fall within the final rule's targeted enforcement discretion policies are expected to comply with certain medical device regulatory requirements such as medical device reporting and complaint handling requirements beginning on May 6, 2025, and other requirements such as registration and listing and premarket authorization, among others, will become phased in over the next three years.

On the legislative front, Congress introduced the Verifying Accurate Leading-edge IVCT Development Act ("VALID Act") several times to establish a framework for the FDA to oversee marketing of *in vitro* clinical tests ("IVCTs"), such as test kits and LDTs. Under this proposed legislation, the FDA would oversee IVCTs, by requiring premarket review for high-risk IVCTs which expose patients to serious or irreversible harm, requiring abbreviated premarket review or technology certification for new moderate-risk IVCTs, and exempting low-risk IVCTs from premarket review. If enacted, certain categories of LDTs would have been grandfathered and exempt from certain regulatory requirements including premarket review, labeling requirements, test design requirements and quality requirements. The VALID Act bill has yet to be passed in any form.

Federal and State Privacy, Security and Breach Notification Laws

Many state and federal laws govern the processing of personal information or individually identifiable health information. At the federal level, under the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), the U.S. Department of Health and Human Services ("HHS") issued regulations that establish standards for protecting the privacy and security of "protected health information" used or disclosed by certain healthcare providers and other "covered entities" and their "business associates." Three principal data protection-related regulations with which we are required to comply have been issued in final form under HIPAA and HITECH: privacy regulations, security regulations and security breach notification regulations.

The privacy regulations govern the use and disclosure of protected health information by covered healthcare providers, as well as health insurance plans. They also set forth certain rights that an individual has with respect to his or her protected health information maintained by a covered health care provider, including the right to access or amend certain records containing protected health information or to request restrictions on the use or disclosure of protected health information. The security regulations establish requirements for safeguarding the confidentiality, integrity and availability of protected health information that is electronically transmitted or electronically stored. HITECH, among other things, established certain health information security breach notification requirements. A covered entity must notify HHS and each affected individual of a breach of unsecured protected health information and must also notify the media if the breach involves more than 500 individuals.

HIPAA violations are subject to civil and criminal penalties. Additionally, to the extent that we submit electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and HITECH, payments to us may be delayed or denied.

Section 5(a) of the Federal Trade Commission Act ("FTCA") has also been used to regulate data privacy and security at the federal level. According to the U.S. Federal Trade Commission ("FTC"), failing to take appropriate steps to keep consumers' personal information secure or using or disclosing personal information in violation of a company's privacy notice may constitute unfair or deceptive acts or practices in or affecting commerce in violation of the FTCA. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Although we have and maintain a system for compliance with privacy laws and regulations, failure to comply with them could expose us to potential FTC enforcement action and fines.

In addition, certain state laws govern the privacy and security of health information and personal information. Some of the state laws governing health information privacy and security are more stringent than HIPAA (including providing a private right to litigate for patients under these state laws) and often differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. There has also recently been an influx of state privacy and security laws that introduce similar compliance complexities, including the Washington state My Health My Data Act, the California Consumer Privacy Act in combination with the California Privacy Rights Act and associated regulations and the Colorado Privacy Act. In addition, there are state breach notification laws in every state, as well as in the District of Columbia, Guam and Puerto Rico. Failure to comply with these laws, where applicable, can result in the imposition of significant civil or criminal penalties and private litigation as further detailed in the "Risk Factors" section.

In addition to laws that directly impose privacy and data protection obligations on companies, there is also a growing interest in laws and regulations that govern data areas that are related to, but not completely related to data privacy. One area of these laws relates to use and testing of genetic and genomic data. In addition to the federal Genetic Information Nondiscrimination Act, there are a number of state laws that have recently passed (e.g., the California Genetic Information Privacy Act) and that continue to make appearances on states' legislative schedules. There have been similar draft bills at the state level that would regulate machine learning, AI, the Internet of Things, and human specimen use.

General Data Protection Regulation in the EU and other International Privacy Laws

The General Data Protection Regulation ("GDPR") is a legal framework that sets requirements for the collection and processing of personal information of individuals within the European Economic Area ("EEA"). The GDPR sets out the principles for data management and the rights of the individual, while also imposing very significant fines that can be revenue-based. It applies to U.S. companies that process personal information of persons in the EEA in connection with the offer of products or services to those persons, or the monitoring of such persons' behavior. It may also apply when a U.S. company processes personal information in the context of the activities of an entity established in the EEA. The GDPR became enforceable on May 25, 2018. The regulation is a comprehensive privacy law, meaning that it applies to all types of personal information, including the human resources record of employees and even the Internet Protocol addresses of people using online services.

Many other countries and regions also have privacy and data protection laws, some of which are modeled after the European framework. This includes countries within Europe that are not part of the EEA, such as the United Kingdom and Switzerland, and therefore operate under different privacy and data protection frameworks.

In response to the advancements in AI and machine learning, there are also global efforts to regulate the use of these technologies. One prominent law that has been finalized is the European Union's AI Act.

Federal, State and Foreign Fraud and Abuse Laws

In the U.S., there are various fraud and abuse laws with which we must comply and we are subject to regulation by various federal, state and local authorities, including CMS, other divisions of HHS, such as the Office of Inspector General ("OIG"), the U.S. Department of Justice ("DOJ") and individual U.S. Attorney offices within the DOJ, and state and local governments. We also may be subject to foreign fraud and abuse laws.

In the U.S., the Anti-Kickback Statute ("AKS") prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for patient referrals for, or purchasing, leasing, ordering or arranging for the purchase, lease or order of, any healthcare item or service reimbursable under a governmental payor program. Courts have stated that a financial arrangement may violate the AKS if any one purpose of the arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. The definition of "remuneration" has been broadly interpreted to include anything of value, including gifts, discounts, meals, travel, credit arrangements, payments of cash, consulting fees, waivers of co-payments, ownership interests and providing anything at less than its fair market value. Recognizing that the AKS is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the OIG issued a series of regulatory "safe harbors." These safe harbor regulations set forth certain provisions, which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the AKS. The failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the AKS will be pursued. In those instances, arrangements will be evaluated on a case-by-case basis to determine whether enforcement will be pursued. Penalties for AKS violations are severe and can include imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. The regulations establishing safe harbor protection are subject to change and could affect future operations. Many states also have anti-kickback statutes, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers as well as patient self-pay. A violation of the AKS may be grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The civil monetary penalties statute is another potential statute under which a clinical laboratory may be subject to enforcement. Among other things, the civil monetary penalties statute imposes fines against any person who is determined to have presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent. The civil monetary penalties statute also prohibits a person from offering or providing remuneration to any Medicare or Medicaid beneficiary that is likely to influence the individual to order or receive its items or services from a particular provider or supplier.

The exclusion statute requires the exclusion of entities and individuals who have been convicted of federal-program related crimes or healthcare felony fraud or controlled substance charges. The statute also permits the exclusion of those that have been convicted of any form of fraud, the AKS, for obstructing an investigation or audit, certain controlled substance offenses, those whose healthcare license has been revoked or suspended and those who have filed claims for excessive charges or unnecessary services. If we were to be excluded, our products and services would be ineligible for reimbursement from any federal programs, including Medicare and Medicaid, and no other entity participating in those programs would be permitted to enter into contracts with us. In order to preserve access to beneficial healthcare items and services, the government may elect to exclude officers and key employees of manufacturers, rather than excluding the organization. Such enforcement actions would prohibit us from engaging those individuals, which could adversely affect operations and result in significant reputational harm.

Congress has also enacted statutes that impose criminal liability for healthcare fraud and abuse. The Health Care Fraud Statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefit programs, items or services-public or private. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from governmental payor programs.

The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal governmental payor program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has defrauded the federal government by submitting a false claim to the federal government and permit such individuals to share in any amounts paid by the entity to the government in fines or settlement. Qui tam complaints are filed under seal, and the cases may progress for a number of years before a complaint is unsealed and a healthcare provider or supplier becomes aware of its existence. When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties for each false claim. The False Claims Act is the federal government's primary civil tool in healthcare fraud cases. False Claims Act liability is not limited to direct providers of health items or services. The government has asserted liability under the False Claims Act against manufacturers and other third parties who caused another party to file a false claim.

In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program.

On October 25, 2018, the Substance Use-Disorder Prevention that Promoted Opioid Recovery and Treatment for Patients and Communities Act of 2018 ("SUPPORT Act") was enacted. The SUPPORT Act included the Eliminating Kickbacks in Recovery Act of 2018 ("EKRA"), which establishes an all-payor anti-kickback prohibition that extends to arrangements with recovery homes, clinical laboratories and clinical treatment facilities. EKRA includes a number of statutory exceptions and directs agencies to develop further exceptions. Current exceptions in some cases reference and in others differ from the AKS safe harbors. Significantly, the prohibitions apply with respect to the soliciting or receipt of remuneration for any referrals to recovery homes, clinical treatment facilities, or clinical laboratories, whether or not related to treating substance use disorders. Further, the prohibitions cover the payment or offer of remuneration to induce a referral to, or in exchange for, an individual using the services of, such providers. This law creates additional risk that relationships with referral sources could be problematic.

For anti-corruption legislation, the U.S. Foreign Corrupt Practices Act ("FCPA") has historically been widely enforced. It is the first to introduce corporate liability, responsibility for third parties and extraterritoriality for corruption offences, meaning companies and persons can be held criminally and civilly responsible for corruption offences committed abroad. It was enacted for the purpose of making it unlawful for certain classes of persons and entities to make payments to foreign government officials to assist in obtaining or retaining business. With the enactment of certain amendments in 1998, the anti-bribery provisions of the FCPA now also apply to foreign firms and persons who cause, directly or through agents, an act in furtherance of such a corrupt payment to take place within the territory of the U.S. The FCPA also requires companies whose securities are listed in the U.S. to meet its accounting provisions, which were designed to operate in tandem with the anti-bribery provisions, and require corporations covered by the provisions to (a) make and keep books and records that accurately and fairly reflect the transactions of the corporation and (b) devise and maintain an adequate system of internal accounting controls.

In Europe, various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties or significant fines, for individuals or companies committing a bribery offence. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation. For instance, in the United Kingdom, under the Bribery Act 2010, which came into effect in July 2011, a bribery offense occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the Bribery Act 2010. Under this regime, an individual found in breach of the Bribery Act 2010 faces imprisonment of up to 10 years. In addition, the individual can be subject to an unlimited fine, if found to have committed an offense, as can commercial organizations that are found to have failed to prevent bribery. In 2016, France passed an anti-bribery and compliance law ("Sapin II"), and the French anti-corruption agency ("AFA") was established. The Sapin II law makes it compulsory for companies within the scope of the law to implement internal procedures to fight corruption. One of the items that must be prepared is a corruption risk map, as well as an anti-corruption code of conduct. These documents are subject to investigation by the AFA and failure to comply with the requirements can lead to significant fines for companies and executives. If we were to have future growth in the European market, this law could potentially become applicable to us.

U.S. Physician Referral Prohibitions

The Physician Self-Referral Law ("Stark Law") prohibits physicians from referring patients to entities with which the physician or an immediate family member has a financial relationship, such as ownership, investment or compensation, for designed health services ("DHS") payable by Medicare and Medicaid, unless the financial arrangement meets an applicable exception. DHS includes clinical laboratory tests. Penalties for violating the Stark Law include the return of funds received for all prohibited referrals, fines, civil monetary penalties and possible exclusion from federal health care programs. In addition to the Stark Law, many states have their own self-referral bans, which may extend to all self-referrals, regardless of the payor. See "*Risk Factors—Risks Relating to Government Regulation—We are subject to various laws and regulations, such as healthcare fraud and abuse laws, false claim laws and health information privacy and security laws, among others, and failure to comply with these laws and regulations may have an adverse effect on our business.*"

Corporate Practice of Medicine in the U.S.

Numerous states have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine, generally referred to as the prohibition against the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. For example, California's Medical Board has indicated that determining what diagnostic tests are appropriate for a particular condition and taking responsibility for the ultimate overall care of the patient, including providing treatment options available to the patient, would constitute the unlicensed practice of medicine if performed by an unlicensed person. Violation of these corporate practice of medicine laws may result in civil or criminal fines, as well as sanctions imposed against us or the professional through licensure proceedings. Typically, such laws are only applicable to entities that have a physical presence in the state.

Other Regulatory Requirements

Our laboratory is subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples and other human tissue. Typically, we use outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste.

Our partners in the development of therapeutic agents are responsible for developing and manufacturing those products. In so doing, they are subject to FDA and Medicare regulatory requirements related to, among other things, manufacture, promotion, price reporting and fraud and abuse laws.

Our laboratories are subject to extensive requirements related to workplace safety established by the U.S. Occupational Safety and Health Administration. These include requirements to develop and implement programs to protect workers from exposure to blood-borne pathogens by preventing or minimizing any exposure through needle stick or similar penetrating injuries.

U.S. Healthcare Reform

In the U.S., a number of legislative and regulatory changes at the federal and state levels have sought to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Affordable Care Act ("ACA") became law. This law substantially changed the way healthcare is financed by both commercial and government payors, and it has significantly impacted our industry.

We anticipate there will continue to be proposals by legislators at both the federal and state levels, regulators and commercial payors to reduce costs while trying to expand individual healthcare benefits. If enacted, some such proposals could expand or contract the insured population, increasing or decreasing demand for our products and services. On the other hand, some proposals could impose additional limitations on the prices we will be able to charge for our tests or on the coverage of or the amounts of reimbursement available for our tests from payors, including commercial payors and government payors.

The federal physician payment transparency requirements ("Physician Payments Sunshine Act") and its implementing regulations, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the State Children's Health Insurance Program, with certain exceptions, to annually report to HHS information related to certain payments or other transfers of value made or distributed to covered recipients, defined to include doctors, dentists, optometrists, podiatrists, chiropractors, physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, certified nurse-midwives, and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

There are also state transparency and gift ban laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring medical device manufacturers to, among other things, establish marketing compliance programs, file periodic reports with the state, and make periodic public disclosures on sales and marketing activities, and such laws may also prohibit or limit certain other sales and marketing practices. These laws may adversely affect our sales, marketing and other activities by imposing administrative and compliance burdens on us. Although we have a system for tracking and reporting "sunshine" law required information, if we fail to do so as required, we could be subject to government enforcement action and potential penalties.

Coverage and Reimbursement Generally

Reimbursement and billing requirements of applicable laws and payors for diagnostic services are highly complex and subject to change. Laboratories must bill various payors, such as private third-party payors, including managed care organizations ("MCO") and state and federal health care programs, such as Medicare and Medicaid, and each may have different billing requirements. Depending on the reimbursement arrangement and applicable law, the party that reimburses us for our services may be a third party who provides coverage to the patient, such as an insurance company or MCO, a state or federal healthcare program, or the patient. Additionally, the audit requirements we must meet to ensure compliance with applicable laws and regulations, as well as our internal compliance policies and procedures, add further complexity to the billing process. As such, we are at risk of being paid less or no part of our price for our products for reasons including:

- variability in coverage and information requirements among various payors;
- patient financial assistance programs;
- missing, incomplete or inaccurate billing information provided by ordering physicians;
- billings to payors with whom we do not have contracts;
- disputes with payors as to which party is responsible for payment; and

- disputes with payors as to the appropriate level of reimbursement.

In addition, we may not be free to determine the price charged for our products. For instance, the No Surprises Act ("NSA") was enacted on December 27, 2020 and took effect on January 1, 2022. One of the goals of the NSA is to protect patients from "surprise" medical bills resulting from gaps in coverage for services provided by out-of-network providers, such as laboratories, related to patient visits at in-network facilities. The NSA limits the amount out-of-network laboratories may charge a patient for laboratory services ordered during an in-network facility visit. In addition, the NSA establishes an independent dispute resolution process for determining the amount of reimbursement for the laboratory service in the event that the laboratory and insurer cannot agree on a rate.

Certain countries, including a number of member states of the EU, set prices and make reimbursement decisions for diagnostics and pharmaceutical products. Additionally, some countries require approval of the maximum sale price of a product before it can be marketed, and this price may be reviewed during the product lifecycle, or mandatory discounts or profit caps may be applied. In many countries, the pricing review period begins after marketing or product licensing approval is granted or the CE mark is obtained. We may therefore be constrained in our pricing strategies in markets outside of the U.S.

For additional information on coverage and reimbursement in the U.S., see "*Risk Factors—Risks Relating to Government Regulation—Future Medicare payment rates are uncertain.*"

Our Compliance Program

Our compliance program is intended to prevent and detect violations of law or our policies. It was developed in view of both adopting the principles of the AdvaMed Code of Ethics and addressing the HHS OIG's elements of a compliance program. We have designed our compliance program to fit the size, resources, market position and other unique aspects of our company. Our code of conduct is our statement of ethical and compliance principles that guide our daily operations. In addition, we have developed policies and procedures, and corresponding education and training, to effectively communicate our standards to employees as it relates to job functions and legal obligations under applicable state and federal healthcare program requirements, as well as those outside the U.S. We regularly perform live and process monitoring activities on a risk-based approach, and audit capabilities are built into our transparency procedures. We maintain a hotline available via multiple channels to report any known or suspected compliance violations, and we have a strict non-retaliation policy for all claims brought forward in good faith.

Our People and Culture

Our employees, internally referred to as "Adapters," are passionate about immune medicine, empowered by scientific discipline and fueled by our foresight and curiosity about the adaptive immune system.

As of December 31, 2025, we had 624 full-time employees of which 94 hold medical or doctoral degrees. None of our employees are subject to a collective bargaining agreement and we have not experienced any work stoppages. We believe relations with our employees are good.

Our talented employees drive our mission and share core values that both stem from, and define, our culture. These core values are threaded throughout the "Adapter lifecycle," from candidate screening, to rewards and recognition and employee development and promotions, all in an effort to operationalize and reinforce their importance in our organization:

- *Make it happen.* Individual ownership and accountability keep us moving forward.

- *Innovate fearlessly.* Push against boundaries and think boldly to achieve world-changing results.

- *Debate openly.* Value discussions inspired by different points of view.

- *Work together.* Demonstrate you care about the success of others. The same goes for our partners and customers—together we can achieve more.

- *Follow True North.* Show up with integrity and do the right thing.

- *Have fun.* Fun makes everything better.

We believe our employees are highly engaged, and we were recognized consecutively from 2018 to 2022 by the Puget Sound Business Journal as one of Washington State's Best Places to Work. We were also nationally certified as a Great Place to Work in 2021 and 2022, and we won GeekWire's Workplace of the Year Award in 2023.

We continually strive to maintain a culture of excellence, empathy and belonging. We believe Adapters can be their best when they can be themselves, and we celebrate what everyone brings to the table.

We also strive to provide compensation, benefits and incentives that will both attract and retain talented employees. Our total rewards package includes market-competitive base pay, performance-based short-term incentives, health care, retirement benefits, paid time off, family leave and access to a variety of health and wellness resources. Additionally, we offer employees recurring equity grants to reinforce a sense of "shared ownership, shared success."

Corporate Information

We were incorporated in the State of Washington on September 8, 2009 under the name Adaptive TCR Corporation. On December 21, 2011, we changed our name to Adaptive Biotechnologies Corporation. In January 2015, we acquired Sequenta, a San Francisco, California-based company that was also developing an NGS test for MRD. Our principal executive offices are located at 1165 Eastlake Avenue East, Seattle, Washington 98109, and our telephone number is (206) 659-0067.

Available Information

We maintain a website at www.adaptivebiotech.com. The contents of our website are not incorporated in, or otherwise to be regarded as part of, this Annual Report on Form 10-K. We make available, free of charge on our website, access to our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we file or furnish them electronically with the Securities and Exchange Commission ("SEC"). Investors and others should note that we announce material financial information to our investors using our investor relations website (http://investors.adaptivebiotech.com), SEC filings, press releases, public conference calls and webcasts. We use these channels as well as social media to communicate with our members and the public about our company, our services and other issues. It is possible that the information we post on social media could be deemed to be material information. Therefore, we encourage investors, the media and others interested in our company to review the information we post on social media channels.

Item 1A. Risk Factors

Investing in our Company involves a high degree of risk. You should carefully consider the following risks and uncertainties, together with all other information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, before investing in our Company. Any of the risk factors we describe below could adversely affect our business, financial condition, results of operations, prospects or the trading price of our securities. The risks described below are not the only ones we face and additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business, financial condition, operating results, prospects and the trading price of our securities.

Summary of Risk Factors

Generally, the risks described below relate to the following:

- our significant net losses since inception, expected net losses in the future and need for significant investments in products and services, as well as our ability to manage operating expenses in light of profitability goals;

- market acceptance and our ability to increase the adoption of our products and services, including via coverage or reimbursement decisions related to our clinical diagnostic products;

- our ability to increase our capacity, manage the evolution of our products and services, stay current in our rapidly changing industry and otherwise manage our growth;

- our laboratory operations, including errors or defects in our products or services and our reliance on a limited number of suppliers, and in some cases single suppliers, for our equipment and materials, some of which include reagents or other materials that may also require additional internal validation prior to use;

- our expected and potential reliance on biopharmaceutical collaborators for development and clinical testing of drug candidates, which may fail at any time due to a number of possible unforeseen events;

- the extensive regulation of our industry, including fraud and abuse laws and data privacy regulations;

- the loss of any member of our senior management team, or of the support of key opinion leaders; and

- the validity of our patents, protection of our trade secrets and related intellectual property matters.

Risks Relating to Our Business

We have incurred significant losses since inception, we expect to incur losses in the future and we may not be able to generate sufficient revenue to achieve and maintain profitability.

We have incurred significant losses since our inception. For the year ended December 31, 2025, 2024 and 2023, we incurred a net loss of $59.5 million, $159.6 million, and $225.3 million, respectively. As of December 31, 2025, we had an accumulated deficit of $1.4 billion. We have funded our operations to date principally from the sale of convertible preferred stock and common stock, including the sale of common stock in our initial public offering and follow-on offering, revenue and transactions pursuant to the Purchase Agreement. We expect to continue to incur significant expenses and operating losses as we continue to invest in the development of products and services utilizing our immune medicine platform to support the validation of additional products and services. We will need to generate significant additional revenue to achieve and sustain profitability.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our financial condition and operating results have varied in the past and will continue to fluctuate from quarter-to-quarter and year-to-year in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this Annual Report on Form 10-K:

- the ability of our clinical sales teams to continue converting physicians from using incumbent products in the market to clonoSEQ and new diagnostic products and services we may develop;

- our ability to continue driving repeat usage of the clonoSEQ diagnostic test by physicians and get reimbursed for that repeat usage by commercial and government payors for monitoring of MRD;

- our ability to manage our growth and operating expenses;

- the outcomes of research initiatives, clinical trials or other product development or approval processes conducted by our customers, us or our collaborators;

- our ability to obtain positive coverage decisions for our tests from additional commercial payors;

- the timing of upfront payments from our customers and collaborators;

- our ability and that of our collaborators to develop and successfully commercialize products, including drug candidates;

- our ability to achieve collaboration-based milestones on currently contemplated timelines, or at all;

- availability, extent and pricing of reimbursement by governmental and private payors for our products;

- the level of demand for our products;

- our relationships, and any associated exclusivity terms, with collaborators;

- our contractual or other obligations to provide resources to fund our products and services and to provide resources to our collaborations;

- delays or failures in advancement of future products in clinical trials by us or our collaborators;

- risks associated with any future international expansion of our business, including the potential to conduct clinical trials and commercialize our products and services in multiple international locations;

- our ability and that of our collaborators to consistently manufacture our products;

- our dependence on, and the need to attract and retain, key management and other personnel;

- our ability to obtain, protect and enforce our intellectual property rights;

- our ability to prevent the theft or misappropriation of our intellectual property, know-how or technologies;

- our ability to obtain additional capital that may be necessary to expand our business;

- our ability to accurately report our financial results in a timely manner;

- business interruptions such as laboratory disruptions, power outages, strikes, acts of terrorism or natural disasters; and

- our ability to use our net operating loss ("NOL") carryforwards to offset future taxable income.

The cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. In any particular period, our operating results could be below the expectations of securities analysts or investors, which could cause our stock price to decline.

While as a general matter we intend to periodically report on the status of our development initiatives, including anticipated next steps, we may not provide forward-looking guidance on the timing of those next steps. In addition, we do not control the timing of disclosure of any such milestones related to any of our products that are managed by our collaborators. Any disclosure by us or our collaborators of data that is perceived as negative may have a material adverse impact on our stock price or overall valuation. Our stock price may decline as a result of unexpected clinical trial results in one or more of our products, including adverse safety events reported for any of our products.

If third-party payors, including private payors and government healthcare programs, do not provide coverage of, or adequate reimbursement for, our clinical diagnostic products, our commercial success will be negatively affected.

Our diagnostic revenue depends in part on achieving broad coverage and reimbursement for our clonoSEQ tests from payors, including both private and government payors. Certain large private payors have issued policies that decline to cover testing methods that they regard as experimental or investigational. Other payors may issue similar non-coverage policies. If payors do not provide coverage of, or do not provide adequate reimbursement for, a substantial portion of the price of our diagnostic tests, we may need to seek payment from the patient where this is not precluded by law or contract, which may adversely affect demand for our tests. Coverage determinations by a payor may depend on a number of factors, including, but not limited to, a payor's determination that a certain diagnostic test is appropriate, medically necessary or cost-effective. If we are unable to provide payors with sufficient evidence of the clinical utility and validity of our diagnostic tests, they may not provide coverage, or may provide limited coverage, which will adversely affect our revenues and our ability to succeed. To the extent that more competitors enter our markets, the availability of coverage and the reimbursement rate for our tests and new diagnostic products may decrease as we encounter pricing pressure from our competitors.

Each payor makes its own decision regarding coverage of our tests and the applicable payment rates, and payors may not provide adequate coverage or reimbursement for our current or future products. Although we may contract with certain payors, working with payors through contract or otherwise to assure reimbursement is time-consuming and costly and outcomes are uncertain. In addition, the determinations by a payor whether to cover our clinical diagnostic product and the amount it will reimburse for them are often made on an indication-by-indication basis. In cases where there is no coverage policy or we do not have a contracted rate for reimbursement as a participating provider, the patient is typically responsible for a greater share of the cost of the test, which may result in further delay of our revenue, increase our collection costs or decrease the likelihood of collection. Through our Adaptive Assist patient support program, we provide clonoSEQ diagnostic tests for reduced rates or without charge to eligible low-income patients that may result in payors requiring us to provide evidence of eligibility of such patients to pay reduced out-of-pocket amounts.

Our claims for reimbursement from payors may be denied upon submission, and we may need to take additional steps to receive payment, such as appealing the denials. Such appeals and other processes are time-consuming, expensive and may not result in payment. Payors may perform audits of historically paid claims and attempt to recoup funds years after the funds were initially distributed if the payors believe the funds were paid in error or determine that our clonoSEQ diagnostic tests or other clinical diagnostic products were medically unnecessary. In addition, similar to federal payors, state and federal laws permit commercial payors to seek civil and criminal penalties against a manufacturer if they feel they have been defrauded. If a payor audits our claims and issues a negative audit finding, and we are not able to overturn the audit findings through appeal, the recoupment may result in a material adverse effect on our revenue. Additionally, in some cases commercial payors for whom we are not a participating provider may elect at any time to review claims previously paid and determine the amount they paid was too much. In these situations, the payor will typically notify us of their decision and then offset whatever amount they determine they overpaid against amounts they owe us on current claims. We do not have a mechanism to dispute these retroactive adjustments and we cannot predict when, or how often, a payor might engage in these reviews.

If we are not successful in leveraging our platform to expand clonoSEQ in new indications or sample types and discover, develop and commercialize additional products and services, our ability to grow our business and achieve our strategic objectives would be impaired.

Our strategy is to leverage our immune medicine platform to discover, develop and potentially commercialize additional products and services to diagnose and treat various disease states. In particular, for clonoSEQ we are attempting to generate sufficient clinical evidence to support the utility of MRD in additional lymphoid cancers beyond ALL, MM, CLL, DLBCL and MCL while also demonstrating the clinical utility of blood as a sample type for all lymphoid cancers. If we are unable to generate compelling evidence supporting clonoSEQ use in other indications or sample types, we may not succeed in expanding our clonoSEQ product platform.

In our immune medicine business, our focus on immune-repertoire sequencing, target antigen discovery, data licensing and TCR-antigen prediction models faces significant challenges in the identification, validation, development and adoption of products and services. If we are unable to discover novel targets for our collaborators or demonstrate the value in our datasets and models, we may not succeed in developing, offering and commercializing new products and services and growing our immune medicine business.

Identifying new products and services requires substantial technical, financial and human resources, whether or not any products or services are ultimately developed or commercialized. We may pursue what we believe is a promising opportunity to leverage our platform only to discover that certain of our risk or resource allocation decisions were incorrect or insufficient, or that individual products, services or our science in general has technology or biology risks that were previously unknown or underappreciated. Our strategy of pursuing the value of our immune medicine platform over a long time horizon and across a broad array of human diseases may not be effective. In the event material decisions in any of these areas turn out to be incorrect or sub-optimal, we may experience a material adverse impact on our business and ability to fund our operations and we may never realize what we believe is the potential of our immune medicine platform.

We expect to make significant investments in our continued research and development of new products and services, which may not be successful.

We are seeking to leverage our immune medicine platform to develop a pipeline of future disease-specific research and diagnostic products. For example, we continually expand our immunomics database and TCR-antigen binding with a view toward advancing target antigen discovery to enable our collaborators to develop therapeutics.

Developing new products is a speculative and risky endeavor. Products or services that initially show promise may fail to achieve the desired results or may not achieve acceptable levels of analytical accuracy or clinical utility. We may need to alter our products in development and repeat clinical studies before we identify a potentially successful product or service. Failure can occur at any stage of the development. If, after development, a product or service appears successful, we or our collaborators (if any) may, depending on the nature of the product or service, still need to obtain FDA and other regulatory clearances, authorizations or approvals before we can market it. The clearance, authorization or approval pathways at the FDA and other regulatory authorities are likely to involve significant time, as well as additional research, development and clinical study expenditures. The FDA or other regulatory authorities may not clear, authorize or approve any future product we develop. Even if we develop a product that receives regulatory clearance, authorization or approval, we or our collaborators would need to commit substantial resources to commercialize, sell and market it before it could be profitable, and the product may never be commercially successful. Additionally, development of any product may be disrupted or made less viable by the development of competing products.

Because new potential products may fail at any stage of development or commercialization and if we determine that any of our current or future products are unlikely to succeed, we may abandon them without any return on our investment. If we are unsuccessful in developing additional products, our potential for growth may be impaired.

We rely on a limited number of suppliers or, in many cases, single suppliers, for laboratory equipment and materials and may not be able to find replacements or immediately transition to alternative suppliers.

We rely on a limited number of suppliers, or in many cases single suppliers, to provide certain sequencers, reagents, equipment and other materials that we use in our laboratory operations and product development. An interruption in our laboratory operations, kit distribution, technology transfer, or development activities could occur if we encounter delays, quality issues or other difficulties in securing these sequencers, equipment, reagents or other materials, and if we cannot then obtain an acceptable substitute. In such an event, we would likely be required to incur significant costs and devote significant efforts to find new suppliers, acquire and qualify new equipment, validate new reagents and revalidate aspects of our existing assays, which may cause delays in our processing of samples or development and commercialization of products. Any such interruption could significantly affect our business, financial condition, results of operations and reputation. Internal changes in processes or compositions of our reagents or other materials may also require validation efforts by us and supply of new materials from our suppliers which could impact timing of production and levels of inventory while such changes are being implemented.

For example, we have purchased and rely on the Illumina NextSeq System and the NovaSeq X Plus System. Illumina supplies us with reagents that have been designed for use solely with these sequencers and Illumina is the sole provider of maintenance and repair services for the Illumina NextSeq System and the NovaSeq X Plus System. We also license our laboratory information management software from Illumina and receive services from Illumina related to that software. In addition, Illumina is not obligated to meet all of our requirements for reagent supply. In the event Illumina ceases or slows its production of, or is otherwise unwilling or unable to continue to supply the sequencer reagents necessary for and currently used in our business at or near current pricing, we may be required to purchase different reagents from Illumina or to purchase from a different reagent vendor under terms and conditions which could be less favorable to us. Any disruption in Illumina's operations or the suppliers of our reagents, materials or other equipment could impact our ability to do business.

We believe there are only a few other equipment manufacturers that are currently capable of supplying the equipment necessary for our laboratory operations and product development, including sequencers and various associated reagents. The use of sequencers manufactured by a company other than Illumina would require us to alter our laboratory operations. Transitioning to and qualifying a new sequencer would be time-consuming and expensive, may result in interruptions in our laboratory operations, could affect the performance specifications of our laboratory operations or could require that we revalidate the reagents we use in immunosequencing, potentially including our clonoSEQ diagnostic testing services, and could require us to obtain additional clearance, authorization, approval, accreditation, or licensure for the changes. We may not be able to secure and implement alternative sequencers, associated reagents and other materials without experiencing interruptions in our workflow. In the case of an alternative supplier to Illumina, any replacement sequencers and various associated reagents may not be available or may not meet our quality control and performance requirements for our laboratory operations. If we should encounter delays or difficulties in securing, reconfiguring or revalidating the equipment and reagents we require for our products and services, our business, financial condition, results of operations and reputation could be adversely affected.

Errors or defects in our products or services could harm our reputation, decrease market acceptance of our products or services or expose us to product liability claims.

We are creating new products, many of which are initially based on largely untested technologies. As all of our products and services progress, we or others may determine that we made product or service level scientific or technological mistakes or omissions. The testing processes utilize a number of complex and sophisticated biochemical, informatics, optical and mechanical processes, many of which are highly sensitive to external factors and variation between testing runs. Refinements to our processes may initially result in unanticipated issues that reduce the efficiency or increase variability. In particular, DNA sequencing, which is a key component of these processes, could be inefficient with higher than expected variability thereby increasing total sequencing costs and reducing the number of samples we can process in a given time period, which may negatively impact customer turnaround time. Therefore, inefficient or variable processes can cause variability in our operating results and damage our reputation.

In addition, our development laboratory operations could result in any number of errors or defects. Our quality assurance system or product development processes may fail to prevent us from inadvertent problems with samples, sample quality, lab processes including sequencing, software, data upload or analysis, raw materials, reagent manufacturing, assay quality or design, or other components or processes. In addition, our assays may have quality or design errors, and we may have inadequate procedures or instrumentation to process samples, assemble our proprietary primer mixes and commercial materials, upload and analyze data, or otherwise conduct our development laboratory operations. If we provide products or services with undiscovered errors to our customers, our clinical diagnostics may falsely indicate a patient has a disease or fail to detect disease in a patient who requires treatment. We believe our customers are likely to be particularly sensitive to product and service defects, errors and delays, including if our products and services fail to indicate the presence of residual disease with high accuracy from clinical specimens or if we fail to list or inaccurately indicate the presence or absence of disease in our test report. Such errors may interfere with our collaborators' clinical studies or result in adverse safety or efficacy profiles for their products in development. This may harm our customers' businesses and may cause us to incur significant costs, divert the attention of key personnel, encourage regulatory enforcement action against us, create a significant customer relations problem for us and cause our reputation to suffer. We may also be subject to liability claims for damages related to errors or defects in our products. Any of these developments could harm our business and operating results.

Our efforts to develop products leveraging our TCR-antigen binding data may not be successful, and it may not yield the insights that we expect or on a timetable that allows development or commercialization of new products or services.

We are using our immunosequencing capabilities, proprietary computational analyses and machine learning models to map and computationally predict at scale binding of TCR sequences to disease antigens, which we believe has multiple high-value therapeutic applications and is relevant to our drug discovery work. However, we may not be successful in developing a sufficiently comprehensive data set or the performance of our 'digital' TCR-antigen prediction models may be insufficient for any number of reasons, which may include difficulty in validating signals and challenges in making progress toward algorithmic-based methods that accurately define TCR-antigen signatures of disease. In addition, we may not succeed in accelerating the development of a 'digital' TCR-antigen binding prediction model that will allow us to achieve our business goals in a timetable that is commercially viable for our products or our collaborators' products, or at all. As we continue to grow our immunomics database and advance our prediction modeling activities, we may be unable to translate these efforts into commercialization opportunities. Moreover, as our collaboration activities under the Microsoft Agreement have concluded, we may be less successful in pursuing these opportunities in the future.

If the performance of our computational and machine learning modeling efforts do not meet our expectations or our needs to accurately validate TCR to antigen associations in a reasonable timeframe, our business model may not be commercially viable. Even if we accelerate our efforts, products derived from our platform technologies may have product specific limitations. If we are unable to make meaningful progress in leveraging our prediction models to successfully develop and in the future commercialize new products or services, our business results will be negatively impacted.

We currently use, and in the future expect to continue using, collaborators for several aspects of our operations as well as to commercially leverage our drug discovery platform, and if we cannot maintain current and enter new relationships with collaborators when necessary or desirable to do so, our business will suffer.

We have limited resources to conduct our operations in both the MRD business and IM business areas, and have not yet fully established infrastructure for sales, marketing or distribution in connection with all of our current or future potential products. We have entered into agreements under which our collaborators have provided, and may in the future provide, funding and other resources for developing and potentially commercializing our products and services. For example, we recently entered into two non-exclusive immune receptor data agreements with Pfizer, pursuant to which we will use our immune medicine platform and T-cell biology capabilities to identify disease-causing TCRs as potential therapeutic targets in RA, and Pfizer has sole control over clinical development and commercialization of any products developed under the agreements.

We continue to pursue additional collaborators to secure patient sample cohorts that could help further accelerate our TCR-antigen binding, signal generation and validation for our immune-based diagnostics or drug discovery product or services pipeline. These collaborations may result in our incurring significant expenses in pursuit of potential products and services, and we may not be successful in identifying, developing or commercializing any potential products or services.

We are pursuing potential drug discovery and development opportunities with pharmaceutical companies to develop and commercialize therapeutic products that leverage our immune medicine platform. We may not succeed in discovering targets and our collaborators may not succeed in developing and commercializing therapeutic product candidates, which may cause us not to realize the expected monetary benefits of the collaborations.

Many factors may impact the success of such collaborations, including our ability to perform our obligations, our collaborators' satisfaction with our products and services, our collaborators' performance of their obligations to us, our collaborators' internal priorities, resource allocation decisions and competitive opportunities, the ability to obtain regulatory approvals, disagreements with collaborators, the costs required of either party to the collaboration and related financing needs, and operating, legal and other risks in any relevant jurisdiction. In addition to negatively impacting our revenue or delaying the development of our future products and services, the loss of one or more of these relationships may reduce our growth potential. All of the risks relating to product development, regulatory clearance, authorization or approval and commercialization described herein apply to us derivatively through the activities of our collaborators.

We engage in conversations with companies regarding potential collaborations on an ongoing basis. These conversations may not result in a commercial agreement. Even if an agreement is reached, the resulting relationship may not be successful, and any products and services developed as part of the collaboration may not produce successful outcomes. Speculation in the industry about our existing or potential collaborations can be a catalyst for adverse speculation about us or our products, which can adversely affect our reputation and our business.

If we or our collaborators experience any of a number of possible unforeseen events in connection with clinical trials, our or their ability to conduct further clinical trials of, obtain regulatory clearance, authorization or approval of or commercialize future products and services or improvements to current products, could be delayed or prevented.

We or our collaborators may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our or their ability to conduct further clinical trials or obtain regulatory clearance, authorization or approval of or commercialize future products and services or improvements to current products and services, including:

Evolving Regulatory Requirements and Policies

- the area of "precision medicine" or "personalized medicine" and its regulation may be subject to ongoing changes in terms of regulatory requirements and governmental policies, in ways we cannot predict;

Trial Design

- regulatory authorities or ethical review boards, including institutional review boards ("IRBs"), may not authorize commencement of a clinical trial or conduct a clinical trial at a prospective trial site;

- there may be delays in reaching or failure to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

- the FDA or other regulatory authorities may disagree with a clinical trial design or a sponsor's interpretation of data and may change the requirements for product clearance, authorization or approval even after they have reviewed and commented on the clinical trial design;

- differences in trial design between early stage clinical trials and later-stage clinical trials may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials;

- the FDA or other regulatory authorities may disagree about whether study endpoints are clinically meaningful;

- the number of patients, or amount of data, required for clinical trials, or improvements to current products, may be larger than anticipated, patient enrollment in these clinical trials may be slower than anticipated or patients may drop out of clinical trials at a higher rate than anticipated;

Testing

- clinical trials may fail to satisfy the applicable regulatory requirements of the FDA or other regulatory authorities responsible for oversight of the conduct of clinical trials in other countries;

- regulators may elect to impose a clinical hold, or governing IRBs, data safety monitoring board or ethics committees may elect to suspend or terminate our clinical research or trials for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable risks to their health or the privacy of their health information being disclosed;

- the cost of clinical trials of future products, or improvements to current products, may be greater than we anticipate;

- we may not have sufficient capacity in our laboratories to perform testing as requested or volumes requested or with the requested turnaround times necessary for clinical trials;

- the supply or quality of materials or data necessary to conduct clinical trials of future products, or improvements to current products, may be insufficient or inadequate;

Trial Outcomes

- the outcome of our collaborators' preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results;

- product candidates may be associated with negative or inconclusive results in clinical trials, and we or our collaborators may decide to deprioritize or abandon these product candidates, or regulatory authorities may require us to abandon them or impose onerous changes or requirements, which could lead to deprioritization or abandonment;

- product candidates may have undesirable side effects which could lead to serious adverse events, or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us, our collaborators or their investigators, IRBs or ethics committees to suspend or terminate the trial of that product candidate;

- clinical trials may suggest or demonstrate that our products are not as efficacious or safe as other similar diagnostics or therapies; and

- preclinical and clinical data are often susceptible to varying interpretations and analyses, and our products may fail to obtain regulatory clearance, authorization or approval, even if they perform satisfactorily in preclinical studies and clinical trials.

Delays of this nature could also allow competitors to bring products to market before we or our collaborators do, potentially impairing our ability to successfully commercialize products and harming our business and results of operations. Any delays in the development of our products or those jointly developed with our collaborators may significantly harm our business, financial condition and prospects. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory clearance, authorization or approval of products in development.

We may need to expand our workforce, commercial infrastructure and laboratory operations over time to support demand for our products. We may encounter difficulties in managing this and in meeting fluctuations in this demand.

As of December 31, 2025, we had 624 full-time employees. If demand for our products and services increases in the future, we may need to expand our workforce, commercial infrastructure and laboratory operations to support demand for our products. If we are unable to support fluctuations in the demand for our products and services, including ensuring that we have adequate capacity to meet potential increased demand as well as other customer requirements (such as turnaround time and service level), our business could suffer. Consequently, we may be required to increase the number of employees, including potential contingent employees as needed, to address demand fluctuations. As we and our collaborators commercialize additional products and services, we may need to incorporate new equipment, implement new technology systems and laboratory processes and hire new personnel with different qualifications. Failure to manage this growth or transition could result in turnaround time delays, higher service costs, declining service quality, deteriorating customer service and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products and services and could damage our reputation and the prospects for our business.

Due to the technical proficiency required from much of our workforce, we may not be able to effectively recruit, train, and retain additional qualified personnel. This may result in weaknesses in our infrastructure, operational mistakes, slower development of our products and services, missed or delayed milestone achievement, significant cost overruns, loss of business opportunities, loss of employees and contingent workers, inability to execute on hiring plans and reduced productivity among remaining employees and contingent workers.

Our current and future products and services may never achieve significant commercial market acceptance.

Our success depends on the market's confidence that we can provide immune-driven research and products and services that improve clinical outcomes, lower healthcare costs and enable better biopharmaceutical development. Failure of our products and services, or those jointly developed with our collaborators, to perform as expected could significantly impair our operating results and our reputation. We believe patients, clinicians, academic institutions and biopharmaceutical companies are likely to be particularly sensitive to defects, errors, inaccuracies, delays and toxicities in or associated with our products and services. Furthermore, inadequate performance of these products or services may result in lower confidence in our immune medicine platform in general.

We and our collaborators may not succeed in achieving significant commercial market acceptance for our current or future products and services due to a number of factors, including:

- our ability, and that of our collaborators, to secure and maintain FDA and other regulatory clearance, authorization or approval for our products;

- the agreement by third-party payors to reimburse our diagnostics, the scope and extent of which will affect patients' willingness or ability to pay for our diagnostics, even in markets that we expect to be primarily self-pay, and will likely heavily influence physicians' decisions to recommend our tests;

- the rate of adoption of our immune medicine platform and related products and services by academic institutions, clinicians, key opinion leaders, advocacy groups and biopharmaceutical companies; and

- the impact of our investments in product innovation and commercial growth.

Additionally, our customers and collaborators may decide to decrease or discontinue their use of our products and services due to changes in their research and development plans, failures in their clinical trials, financial constraints, the regulatory environment, negative publicity about our products and services, competing products or the reimbursement landscape, all of which are circumstances outside of our control. We may not be successful in addressing these or other factors that might affect the market acceptance of our products, services and technologies. Failure to achieve widespread market acceptance of our immune medicine platform and related products and services would materially harm our business, financial condition and results of operations.

We have estimated the sizes of the markets for our current and future products and services, and these markets may be smaller than we estimate.

Our estimates of the annual total addressable markets for our current products and services and those under development are based on a number of internal and third-party estimates, including, without limitation, the number of patients who have developed one or more of a broad range of cancers, the number of individuals who are at a higher risk for developing one or more of a broad range of cancers, and the number of individuals who have developed or are at a higher risk of developing certain autoimmune disorders, as well as the proportion of patients in each market whose needs can be addressed by our or our collaborators' products, and the assumed prices at which we can sell our current and future products and services for markets that have not been established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our current or future products may prove to be incorrect. In presenting our total addressable market, we are not making any claim that we can realistically serve that market. If the actual number of patients who would benefit from our products, the price at which we can sell future products and services or the annual total addressable market for our products or services is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.

We have limited experience in marketing and selling certain products and services, and if we are unable to expand our direct sales and marketing force or partner with collaborators in certain product areas and markets to adequately address our customers' needs, our business may be adversely affected.

Our sales and marketing efforts are targeted at a large and diverse market with highly specialized segments, including department heads, laboratory directors, principal investigators, core facility directors, clinicians, payors and research scientists and pathologists at leading academic institutions, biopharmaceutical companies, research institutions and contract research organizations. As a result, we believe it is necessary for our sales representatives to have relevant, specialized market experience. Competition for experienced sales and marketing personnel is intense, and new members of our sales organization may require intense training to apply their experience and expertise to our products and services. We may not be able to attract and retain personnel or be able to build or adequately train an efficient and effective sales organization, which could negatively impact sales and market acceptance of our clinical diagnostics and limit our revenue growth and potential profitability.

If we do not compete effectively with our competitors, we may not be able to successfully commercialize our products.

The biotechnology and pharmaceutical industries in the field of drug discovery are intense and highly competitive. These fields are characterized by rapidly advancing technologies and a strong emphasis on intellectual property. Given the breadth and promise of immune medicine, we face substantial competition from many different sources, including diagnostic, pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions across various components of our platform and current and potential product offerings. Due to the significant interest and growth in immune medicine more broadly, we expect the intensity of the competition to increase.

For instance, in clinical diagnostics, our clonoSEQ MRD test faces competition from both conventional and next-generation flow cytometry performed either in-house by our target customers or by reference labs, as well as from labs and institutions advancing research-use-only MRD technologies for clinical applications and commercial-stage oncology diagnostics companies extending the application of their solid tumor (ctDNA) MRD products into the hematology MRD space. In drug discovery, clinical trials of immune medicines are being undertaken by a number of industry and academic players.

Our competitors may have or obtain the knowledge necessary to generate and characterize similar data to our known data for the purpose of identifying and developing products or services that could compete with any of our products or services. Further, immune medicine is being pursued by several biotechnology companies as well as by large-cap biopharmaceutical companies. Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, regulatory approval and compliance, and sales and distribution than we do.

We could be adversely affected if we do not develop our drug discovery and clinical diagnostic products, obtain required regulatory and other clearances, authorizations or approvals, obtain or enforce patents covering our discoveries and launch our products before our competitors. Moreover, our competitors may succeed in developing clinical diagnostics that circumvent our intellectual property rights. Our competitors may succeed in developing and commercializing diagnostic products that are more accurate, more convenient to use or more cost-effective than our products or could prove to be safer, more effective, more convenient to administer or more cost-effective than any products we may develop with our collaborators or that would render our products less competitive or obsolete. We expect competition to intensify in the fields in which we are involved as technical advances in these fields occur and become more widely known. For additional information regarding our competition, see the "*Business—Competition*" section of this Annual Report on Form 10-K.

We may not be able to retain regulatory approval of clonoSEQ in the EU and may never obtain approval in any other foreign country for any of our products or services and, even if we do, we or our collaborators may never be able to commercialize them in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to market any of our current or future products and services in any particular foreign jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding quality, safety, performance and efficacy. In addition, clinical trials or clinical investigations conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory clearance, authorization or approval in one country does not guarantee regulatory clearance, authorization or approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.

Seeking foreign regulatory clearance, authorization or approval could result in difficulties and costs for us and our collaborators and require additional preclinical studies, clinical trials or clinical investigations which could be costly and time-consuming. Regulatory requirements and ethical approval obligations can vary widely from country to country and could delay or prevent the introduction of our products and services in those countries. The foreign regulatory clearance, authorization or approval process involves all of the risks and uncertainties associated with FDA clearance, authorization or approval.

We have completed a technology transfer process for research use and in some cases clinical use of our clonoSEQ assay to certain international sites including but not limited to sites in France, Germany, Italy, the United Kingdom, Spain, Australia, Japan and Israel. In August 2024, clonoSEQ received IVDR certification in the EU, but our collaborators are only beginning to use clonoSEQ as an IVDR-compliant test in local EU clinical trials. We do not know how long we will be able to retain IVDR certification, including if regulatory requirements change or necessitate additional validations or approvals.

Aside from this achievement, we have limited experience in obtaining regulatory clearance, authorization or approval in international markets. If we or our collaborators fail to comply with regulatory requirements in international markets or to obtain and maintain required regulatory clearances, authorizations or approvals in international markets, or if those approvals are delayed, our target market will be reduced and our ability to realize the full market potential of our products and services will be unrealized.

The loss of any member of our senior management team or our inability to attract and retain highly skilled scientists, clinicians and salespeople could adversely affect our business.

Our success depends on the skills, experience and performance of key members of our senior management team, including our co-founders and executive officers. The individual and collective efforts of these employees will be important as we continue to develop products and services based on our immune medicine platform. The loss or incapacity of existing members of our executive management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Our executive officers have signed employment agreements with us, but their service is at-will and may end at any point in time.

Our research and development initiatives and laboratory operations depend on our ability to attract and retain highly skilled scientists, technicians and software engineers. We may not be able to attract or retain qualified scientists, technicians or software engineers in the future due to the competition for qualified personnel among life sciences and technology businesses, particularly near our facilities located in Seattle, Washington and in South San Francisco, California. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. We may have difficulties locating, recruiting or retaining qualified salespeople. Recruiting, training and retention difficulties can limit our ability to support our research and development and commercialization efforts. All of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

In addition, we rely on consultants, contractors and advisors, including scientific and clinical advisors, to assist us in formulating our research and development, regulatory and commercialization strategies. Our consultants and advisors may provide services to other organizations and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. The loss of the services of one or more of our current consultants or advisors might impede the achievement of our research, development, regulatory and commercialization objectives.

If we lose the support of key thought leaders, it may be difficult to establish products and services enabled by our immune medicine platform as industry standards, which may limit our revenue growth and ability to achieve profitability.

We have established relationships with leading oncology, hematology, immunology, autoimmunity or inflammatory disease, transplantation and solid tumor thought leaders at premier academic and research institutions. If these key thought leaders determine that our immune medicine platform or our current or future products or services are not clinically effective, determine that alternative technologies are more effective or elect to use internally developed services, we could encounter significant difficulty validating our products or services, driving adoption or establishing our immune medicine platform as an industry standard, which would limit our revenue growth and our ability to achieve profitability. In addition, negative publications or reviews by clinicians, industry groups or other important stakeholders may negatively impact our revenue growth and ability to achieve profitability.

The life sciences industry is subject to rapid change, which could make our immune medicine platform and related products that we develop obsolete.

Our industry is characterized by rapid changes, including technological and scientific breakthroughs, frequent new product and service introductions and enhancements and evolving industry standards, all of which could make our current and future products obsolete. For example, there have been numerous advances in technologies relating to life sciences research, MRD technologies and assays and the diagnosis and treatment of cancer and autoimmune disorders. There have also been advances in technologies used to computationally analyze very large amounts of biologic information. Our future success will depend on our ability to keep pace with evolving needs of our customers on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of scientific and technological advances. If we do not update our platform and products to reflect new scientific knowledge about DNA sequencing, immunology, computational biology, software development, new disease diagnostics and therapies or the diseases we seek to treat or assist in the treatment of, such as lymphoid malignancies, our products and technology could become obsolete so products and services based on our immune medicine platform could decline or fail to grow as expected.

If our laboratory facilities are damaged, become inoperable or we are required to vacate our existing facilities, our ability to support our customers, conduct our laboratory processes and pursue our research and development efforts may be jeopardized.

We operate laboratory facilities located in Seattle, Washington and South San Francisco, California. Our facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure or terrorism, which may render it difficult or impossible for us to operate our immune medicine platform for some period of time. The inability to perform our laboratory processes that could develop if our facilities are inoperable, for even a short period of time, or to replace or repair inventory such as reagents or customer samples may result in the loss of customers or harm to our reputation, and we may be unable to regain those customers or repair our reputation in the future.

Furthermore, our facilities and the equipment we use to perform our research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our facilities, to locate and qualify new facilities or license or transfer our proprietary technologies to a third party, particularly in light of licensure and accreditation requirements. Even in the unlikely event we are able to find a third party with such qualifications to enable us to conduct our laboratory processes, we may be unable to negotiate commercially reasonable terms.

We carry insurance for damage to our property and the disruption of our business, but this insurance may not cover all of the risks associated with damage or disruption to our business, may not provide coverage in amounts sufficient to cover our potential losses and may not continue to be available to us on acceptable terms, if at all.

We use biological and hazardous materials that require considerable expertise and expense for handling, storage and disposal and may result in claims against us.

We work with materials, including chemicals, biological agents and compounds and samples that could be hazardous to human health and safety or the environment. Our operations also produce hazardous and biological waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental laws and regulations may restrict our operations. If we do not comply with applicable regulations, we may be subject to fines and penalties.

In addition, we cannot eliminate the risk of accidental injury or contamination from these materials or wastes, which increase with the volume of material and sample transfers and could cause an interruption of our commercialization efforts, research and development programs, and business operations, as well as environmental damage resulting in costly cleanup and liabilities under applicable laws and regulations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. While our property insurance policy provides limited coverage in the event of contamination from hazardous and biological products and the resulting cleanup costs, we do not currently have any additional insurance coverage for legal liability for claims arising from the handling, storage or disposal of hazardous materials. Accordingly, in the event of contamination or injury, we could be liable for damages or penalized with fines in an amount exceeding our resources and our operations could be suspended or otherwise adversely affected.

We may need to raise additional capital to fund our existing operations, develop additional products and services, commercialize new products and services or expand our operations.

Based on our current business plan, we believe our current cash, cash equivalents and marketable securities will be sufficient to meet our anticipated cash requirements over at least the next 12 months. If our available cash and investment balances and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products and services as a result of risks described herein, we may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons, including to:

- increase our sales and marketing efforts to drive market adoption of our life sciences research, immune medicine platform and clinical diagnostics;

- fund development efforts for our current and future products and services;

- expand our products and services into other disease indications and clinical applications;

- acquire, license or invest in technologies;

- acquire or invest in complementary businesses or assets; and

- finance capital expenditures, such as our corporate headquarters expansion, and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

- our ability to achieve revenue growth;

- our rate of continued progress in establishing payor coverage and reimbursement arrangements with domestic and international commercial third-party payors and government payors for our clonoSEQ diagnostic test;

- the cost of expanding our laboratory operations and offerings, including our sales and marketing efforts;

- our rate of progress in, and research and development expenses associated with, products and services in research and early development;

- the effect of competing technological, product and market developments;

- costs related to international expansion; and

- the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products and services.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our shareholders could result. Any preferred equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. If we raise funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our platform technologies or products and services or grant licenses on terms that are not favorable to us.

We may acquire other businesses or form joint ventures or make investments in other companies or technologies that could negatively affect our operating results, dilute our shareholders' ownership, increase our debt or cause us to incur significant expense.

We may pursue acquisitions of businesses and assets. We also may pursue joint ventures or investments that leverage our immune medicine platform and industry experience to expand our offerings or distribution. We have no experience forming joint ventures and limited experience investing in or acquiring other companies. We may not be able to find suitable joint ventures, investment or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate the acquired company successfully into our existing business, and we could assume unknown or contingent liabilities, including regulatory violations such as the FCPA or similar laws. Any future acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. Integration of an acquired company also may disrupt ongoing operations and require management resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, collaboration or joint venture.

To finance any acquisitions or joint ventures, we may choose to issue shares of our common stock as consideration, which would dilute the ownership of our shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our common stock is low or volatile, we may not be able to acquire other companies or fund a joint venture project using our stock as consideration.

Our ability to use our NOL carryforwards and certain other tax attributes may be limited.

We have incurred net losses since our inception and we may never achieve or sustain profitability. Generally, losses incurred will carry forward until such losses expire (for losses generated prior to January 1, 2018) or are used to offset future taxable income, if any. Utilization of our NOL carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986 ("Section 382") and similar state provisions. The annual limitation may result in the expiration of NOL carryforwards and credits before utilization. If there should be an ownership change, our ability to utilize our NOL carryforwards and credits could be limited. We have completed a Section 382 analysis for changes in ownership through December 31, 2023 and continue to monitor for changes that could trigger a limitation. Based on this analysis, we do not expect to have any permanent limitations on the utilization of our federal NOLs. Under the Tax Cuts and Jobs Act of 2017 (the "TCJA"), federal NOLs incurred in 2018 and future years may be carried forward indefinitely, but the deductibility of such federal NOLs is subject to an annual limitation. NOLs generated prior to 2018 are eligible to be carried forward up to 20 years. Based on the available objective evidence, management determined that it was more likely than not that the net deferred tax assets would not be realizable as of December 31, 2025. Accordingly, management applied a full valuation allowance against net deferred tax assets as of December 31, 2025.

We may experience ownership changes in the future as a result of shifts in our stock ownership, which may be outside of our control. As a result, if we earn net taxable income, our ability to use our pre-ownership change NOL carryforwards to offset such taxable income will be subject to limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we attain profitability, we may be unable to use a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

Unfavorable U.S. or global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and financial markets. Changes in these economic conditions can arise suddenly, such as in the case of recent inflation fluctuations. A severe or prolonged economic downturn, as result of a global pandemic or otherwise, could result in a variety of risks to our business, including weakened demand for our products and services and our ability to raise additional capital when needed on favorable terms, if at all. A weak or declining economy could also strain our collaborators, possibly resulting in supply disruption, or cause delays in their payments to us. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of our products and services could lead to the filing of product or professional liability claims were someone to allege that our products or services failed to perform as designed or intended. We could also be potentially exposed to claims relating to therapeutic failures of products developed and commercialized by our collaborators. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend. Regardless of merit or eventual outcome, product liability and professional liability claims may result in:

- decreased demand for any products, services or clinical solutions that we have developed or may develop;

- loss of revenue;

- substantial monetary awards to patients or their families;

- significant time and costs to defend related litigation;

- withdrawal of clinical trial participants;

- the inability to commercialize any products, services or clinical solutions that we have developed or may develop; and

- injury to our reputation and significant negative media attention.

We maintain product and professional liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could cause current collaborators to terminate existing agreements or potential collaborators to seek other companies, any of which could impact our results of operations.

We depend on our information technology systems and any failure of these systems could harm our business.

We depend on information technology and telecommunications systems, including third-party cloud computing infrastructure, operating systems and artificial intelligence platforms, for significant elements of our operations, including our laboratory information management system, clinical immunomics database, TCR-antigen binding, laboratory workflow tools, customer and collaborator reporting and related functions. We also depend on our proprietary workflow software to support new product launches and regulatory compliance.

We use complex software processes and pipelines to manage samples and evaluate sequencing result data. These are subject to initial design or ongoing modifications which may result in unanticipated issues that could cause variability in patient results, leading to service disruptions or errors, resulting in liability.

We have installed, and expect to expand, a number of enterprise software systems that affect a broad range of business processes and functional areas, including systems handling human resources, financial controls and reporting, contract management, regulatory compliance and other infrastructure operations. In addition to these business systems, we have installed, and intend to extend, the capabilities of both our preventative and detective security controls by augmenting the monitoring and alerting functions, the network design and the automatic countermeasure operations of our technical systems. These information technology and telecommunications systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation and general administrative activities. In addition, our third-party billing and collections provider depends upon technology and telecommunications systems provided by outside vendors.

In addition to the risks directly relevant to our vendors, systems, and information technology, there are risks associated with the outside vendors and third parties with whom they subcontract. For example, our third-party billing and collections provider depends upon technology and telecommunications systems provided by outside vendors. Subcontractors can be a vector of vulnerability, as any weaknesses in their organization's technical and organizational controls could affect vendor operations as well as data management, in turn impacting our own operations and ability to safeguard critical data.

Information technology and telecommunications systems are vulnerable to attack in a variety of forms and from a variety of sources, including telecommunications or network failures, malicious human acts (such as ransomware) and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of these systems or those used by our collaborators or subcontractors could prevent us from conducting our business. Any disruption or loss of information technology or telecommunications systems on which critical aspects of our operations depend could have an adverse effect on our business and our reputation, and we may be unable to regain or repair our reputation in the future.

We or our collaborators may be adversely affected by natural or man-made disasters or other business interruptions, such as cybersecurity attacks, and our business continuity and disaster recovery plans, or those of our collaborators, may not adequately protect us from the effects of a serious disaster.

Natural and man-made disasters and other events beyond our control could severely disrupt our operations, or those of our collaborators, and have a material adverse impact on our business, results of operations, financial condition and prospects. If a natural disaster, power outage, cybersecurity attack or other event occurred that prevented us from using all or a significant portion of our headquarters, damaged critical infrastructure, such as our laboratory facilities or those of our collaborators, limited our or our collaborators' ability to access or use our respective digital information systems or that otherwise disrupted our respective operations, it may be difficult or, in certain cases, impossible for us or our collaborators to continue our respective businesses for a substantial period of time. The disaster recovery and business continuity plans we and our collaborators currently have in place are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. Our cybersecurity liability insurance may not cover any or all damages, depending on the severity and extent, we or our collaborators could sustain based on any breach of our respective computer security protocols or other cybersecurity attack, including potential liability arising out of third parties' negatively impacted data privacy rights. We may incur substantial expenses as a result of the limited nature of our respective disaster recovery and business continuity plans, which could have a material adverse impact on our business.

The use of artificial intelligence and machine learning presents new risks and challenges to our business.

The use of AI and machine learning is increasingly being embedded in standard business processes, including in the life sciences and healthcare industries. We use AI and machine learning to assist in a range of business contexts, such as to enhance our operations, technology, prediction models, and internal workflows. We also anticipate AI to be adopted more broadly throughout our organization to manage operational efficiencies, particularly as the technology evolves and improves. However, the use of AI and machine learning presents risks and challenges that could impact our business, including as a result of changing regulations and laws. For example, the improper use of data (including personal information, PHI or confidential information) to train AI algorithms could result in violations of our privacy and confidentiality obligations, jeopardize our intellectual property rights, or put us at risk of violating applicable laws and regulations. Furthermore, AI models may be poorly trained or compromised. This could create output from AI tools that might be flawed without appropriate human oversight, resulting in biased data, misinformation or disinformation or the introduction of cybersecurity threats such as malware. AI practices and machine learning tools used by our commercial partners could present similar risks, and any of these outcomes could have a material adverse effect on our business, results of operations, or financial condition.

Risks Relating to Government Regulation

We conduct our business in a heavily regulated industry, and changes in regulations or violations of regulations may, directly or indirectly, reduce our revenue, adversely affect our results of operations and financial condition and harm our business.

The life sciences industry is highly regulated, and the regulatory environment in which we and our collaborators operate may change significantly and adversely to us in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation, federal and state laws relating to:

- laboratory testing, including CLIA and state laboratory licensing laws;

- the development, testing, use, distribution, promotion and advertising of research services, kits, clinical diagnostics and pharmaceutical therapies, including certain LDTs, and related services, which are regulated by the FDA under the FDCA and the FTC;

- test ordering, documentation of tests ordered, billing practices and claims payment under CMS and the HHS OIG enforcing those laws and regulations;

- cellular therapies, medical device and *in vitro* diagnostic clearance, marketing authorization or approval;

- laboratory anti-mark-up laws;

- the handling and disposal of medical and hazardous waste;

- fraud and abuse laws such as the False Claims Act, the AKS, EKRA, and the Stark Law;

- Occupational Safety and Health Administration rules and regulations;

- HIPAA and other federal and state data privacy and security laws;

- federal and state genetic information laws, such as the Genetic Information Nondiscrimination Act ("GINA") and similar state laws; and

- coverage and restrictions on coverage and reimbursement for clinical diagnostics and pharmaceutical therapies and Medicare, Medicaid, other governmental payors and private insurers reimbursement levels.

In particular, the laws, regulations and policies governing the marketing of RUO products, LDTs and clinical diagnostic tests and services are extremely complex and are subject to interpretation by the courts and governmental agencies. Our failure to comply could lead to civil or criminal penalties, exclusion from participation in state and federal health care programs, or prohibitions or restrictions on our laboratories' ability to provide or receive payment for our services. We believe that we are in material compliance with all statutory and regulatory requirements, but there is a risk that one or more government agencies could take a contrary position, or that a private party could file suit under the qui tam provisions of the federal False Claims Act or a similar state law. Such occurrences, regardless of their outcome, could damage our reputation and adversely affect important business relationships with third parties, including managed care organizations, and other private third-party payors.

The insurance coverage and reimbursement status of newly approved products, in a new category of diagnostics, is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for current or future products could limit our ability, and that of our collaborators, to fully commercialize our products and decrease our ability to generate revenue.

The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford the clinical diagnostic tests and drug candidates that we and our collaborators plan to develop and sell. In addition, because our clinical diagnostics will represent new approaches to the research, diagnosis, detection and treatment of diseases, we cannot accurately estimate how our products and services, and those jointly created with our collaborators, would be priced, whether reimbursement could be obtained or any potential revenue generated. Sales of our products will depend substantially, both domestically and internationally, on the extent to which the costs of our products and services are paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize some of our products or services. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment in any of our products or services. If we adopt a self-pay strategy with respect to any products or services, we may experience similar difficulties in the establishment or maintenance of sufficiently high pricing. Changes in the reimbursement landscape may occur, which are outside of our control, and may impact the commercial viability of our products and services.

There is significant uncertainty related to the insurance coverage and reimbursement of newly cleared, authorized or approved products and services. In the U.S., many significant decisions about reimbursement for new diagnostics and medicines are typically made by CMS, an agency within the HHS, and its contractors. CMS and its contractors decide whether and to what extent a new diagnostic or medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS policies to a substantial degree. It is difficult to predict what CMS and its contractors will decide with respect to reimbursement for novel products and services such as ours. Additionally, reimbursement agencies in Europe may be more conservative than CMS. These inherent limitations could affect our ability to realize revenues from our clinical products, including new indications addressed for clonoSEQ.

Outside the U.S., the reimbursement process and timelines vary significantly. Certain countries, including a number of member states of the EU, set prices and make reimbursement decisions for diagnostics and pharmaceutical products, or medicinal products, as they are commonly referred to in the EU, with limited participation from the marketing authorization or Conformité Européene ("CE") mark holders, or may take decisions that are unfavorable to the authorization or CE mark holder where they have participated in the process. We cannot be sure that such prices and reimbursement decisions will be acceptable to us or our collaborators. If the regulatory authorities in these foreign jurisdictions set prices or make reimbursement criteria that are not commercially attractive for us or our collaborators, our revenues and the potential profitability of our products and services in those countries would be negatively affected.

An increasing number of countries, including the U.S. and the EU, are pursuing initiatives to attempt to control the healthcare budget by focusing cost-cutting efforts on medicinal products, and to a lesser extent, medical devices, provided under their state-run healthcare systems. Additionally, some countries require approval of the sale price of a product before it can be marketed or mandatory discounts or profit caps may be applied. Further, after the sale price is approved, it remains subject to review during the product lifecycle. In many countries, the pricing review period begins after marketing or product licensing approval is granted or the CE mark is obtained. As a result, we or our collaborators might obtain marketing approval for a product or service in a particular country, but then may experience delays in the reimbursement approval or be subject to price regulations that would delay the commercial launch of our product or service, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of that product or service in that particular country.

Moreover, increasing efforts by governmental and third-party payors, in the U.S. and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for newly cleared, authorized or approved devices and medicines and, as a result, they may not cover or provide adequate payment for our clinical diagnostics or the therapies to be sold by us or our collaborators. For example, the U.S. government introduced the Lower Drug Costs Now Act of 2019 to reduce the cost of drugs. This blueprint contains certain measures that HHS is already working to implement. In addition, the NSA is intended to protect patients from "surprise" medical bills resulting from gaps in coverage for services provided by out-of-network providers, such as laboratories, related to patient visits at in-network facilities. The NSA limits the amount out-of-network laboratories may charge a patient for laboratory services ordered during an in-network facility visit and establishes an independent dispute resolution process for determining the amount of reimbursement for the laboratory service in the event that the laboratory and insurer cannot agree on a rate. Moreover, PAMA changed the payment methodology for clinical diagnostic laboratory tests under the CLFS to use the weighted median of private payor rates, as reported by certain laboratories that receive a majority of their Medicare revenue from the CLFS and PFS. To the extent the NSA or PAMA limits the payment for our diagnostic products, the commercial viability of those products may be adversely affected.

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological program pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, which are, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect to experience pricing pressures on our clinical diagnostics and therapies sold by us and our collaborators due to the trend toward value-based pricing and coverage, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Our business could be harmed by the loss, suspension or other restriction on a license, certification or accreditation, or by the imposition of a fine or penalties, under CLIA, its implementing regulations or other state, federal and foreign laws and regulations affecting licensure or certification, or by future changes in these laws or regulations.

Federal law requires virtually all clinical laboratories to comply with CLIA, which generally involves becoming certified by the federal and state government for the testing that will be performed and complying with various operational, personnel, facilities administration, quality and proficiency testing requirements intended to ensure that testing services are accurate and reliable. CLIA certification is also a prerequisite to be eligible to bill state and federal healthcare programs, as well as many private third-party payors, for laboratory research and clinical diagnostic testing services. As a condition of our CLIA certification, our Seattle, Washington laboratory is subject to survey and inspection every other year, additional random inspections and surprise inspections based on complaints received by state or federal regulators. The biennial survey and inspection is conducted by CMS, a CMS agent or, if the laboratory holds a CLIA certificate of accreditation, a CMS-approved accreditation organization, such as CAP. Sanctions for failure to comply with CLIA requirements, including proficiency testing violations, may include suspension, revocation or limitation of a laboratory's CLIA certificate, which is necessary to conduct business, as well as the imposition of significant civil, administrative or criminal sanctions against the lab, its owners and other individuals. In addition, we are subject to regulation under certain state laws and regulations governing laboratory licensure. Some states, including Washington, have enacted laboratory licensure and compliance laws that are more stringent than CLIA. Changes in state licensure laws that affect our ability to offer and provide research and diagnostic products and services across state or foreign country lines could materially and adversely affect our business. In addition, state and foreign requirements for laboratory certification may be costly or difficult to meet and could affect our ability to receive specimens from certain states or foreign countries.

Any sanction imposed under CLIA, its implementing regulations or state or foreign laws or regulations governing licensure, or our failure to renew a CLIA certificate, a state or foreign license or accreditation, could have a material adverse effect on our business.

Changes in law relating to health insurance coverage and payment may adversely affect our business.

In the U.S., there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the ACA was passed, which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. clinical diagnostic and biopharmaceutical industries. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program, extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs and medical devices, including laboratory kits, and promoted a new Medicare Part D coverage gap discount program.

Some of the provisions of the ACA have been subject to judicial and Congressional challenges. It is also unclear how regulatory provisions and sub-regulatory guidance, both of which fluctuate continually, may affect interpretation and implementation of the ACA and its practical effects on our business. In addition, changes in the number of patients that can look to third-party payment to help afford our products and services may affect the demand for these products and services.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase downward pressure on drug and device pricing. Such reforms could have an adverse effect on anticipated revenues from our products and services, including those that we jointly develop with our collaborators, and may affect our overall financial condition and ability to develop or obtain regulatory clearance, authorization or approval for our products and services.

Inadequate funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and clear, authorize or approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, and statutory, regulatory and policy changes. In addition, government funding of agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs and devices to be reviewed and cleared, authorized or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We must maintain compliance with marketing authorization requirements of the FDA and equivalent foreign and state regulatory authorities for our products and services whose sale is subject to their authority and failure to maintain compliance with FDA requirements may prevent or delay the marketing of our products and services.

Even after we have obtained marketing authorization (as we did for clonoSEQ) we must comply with the scope of that clearance, authorization or approval. Failure to comply with those limitations or the additional, extensive and ongoing post-marketing obligations imposed by the FDA or other regulatory requirements of other regulatory agencies, such as the Clinical Laboratory Evaluation Program for New York State, could result in unanticipated compliance expenditures, a range of administrative enforcement actions, injunctions and criminal prosecution. FDA post-market obligations include, among other things, compliance with the FDA QSR, establishing registration and device listings, labeling requirements, reporting of certain adverse events and malfunctions, and reporting of certain recalls. In addition, circumstances may arise that cause us to recall equipment used in connection with our products and services. Such recalls could have an adverse effect on our ability to provide those products and services, which in turn would adversely affect our financial condition. Our collaborators will also be required to maintain FDA clearance and possibly also other authorizations or approvals for the products and services that we jointly develop. Any failure by us or our collaborators to maintain such clearance, authorization or approval could impair or cause a delay in our ability to profit from these collaborations.

Products and services offered on an RUO basis may be subject to regulatory scrutiny.

Certain of our products are currently provided on a RUO basis, not for use in the diagnosis or treatment of disease. Pursuant to FDA guidance on RUO products, a company may not make clinical or diagnostic claims about an RUO product or provide clinical directions or clinical support services to customers of RUO products. If the FDA were to disagree with our RUO classification or modify its approach to regulating RUO products, we could experience reduced revenue or increased compliance and other costs, which could adversely affect our business, prospects, results of operations and financial condition. In the event that the FDA requires marketing authorization of our RUO products in the future, the FDA may not ultimately grant any clearance, authorization or approval requested by us in a timely manner, or at all.

FDA's Final LDT Rule and targeted enforcement discretion policies for LDTs could subject our operations to much more significant regulatory requirements.

In addition to offering the cleared version of clonoSEQ as a test for MRD in certain blood cancers, we also currently offer LDT versions of this test for other indications. For years, the FDA has exercised enforcement discretion with respect to LDTs that are marketed in the United States and has not actively enforced its medical device regulatory requirements for such tests, provided that the LDTs met certain conditions. On May 6, 2024, FDA issued the final rule that amended the definition of *in vitro* diagnostics (IVDs) in its regulations to state that IVDs are medical devices under the federal Food, Drug, and Cosmetic Act including when the manufacturer of the IVD is a laboratory. Under this nuanced approach, FDA proposed to phase out its general enforcement discretion for LDTs over a four-year period, subject to targeted enforcement discretion policies. In the absence of a successful legal challenge, LDTs that do not fall within the final rule's targeted enforcement discretion policies are expected to comply with certain medical device regulatory requirements such as medical device reporting and complaint handling requirements beginning on May 6, 2025, and other requirements such as registration and listing and premarket authorization, among others, will become phased in over the next three years. As a result, our NGS MRD tests may become subject to extensive FDA requirements, or our business may otherwise be adversely affected. If the FDA were to disagree with our LDT status or modify its approach to regulating LDTs, we could experience reduced revenue or increased costs, which could adversely affect our business, prospects, results of operations and financial condition. If required, the regulatory marketing authorization process required to bring our current or future LDTs into compliance may involve, among other things, successfully completing additional clinical validations and submitting to and obtaining clearance from the FDA for a premarket clearance (510(k)) submission or authorization for a *de novo* or approval of a PMA.

Furthermore, Congress is working on legislation that, if enacted, would clarify the FDA's authority with respect to LDTs. In this regard, the VALID Act was first introduced in March 2020, and most recently reintroduced in March 2023. The bill proposes a risk-based approach that would subject many LDTs to FDA regulation by creating a new *in vitro* clinical test, or IVCT, category of regulated products. As proposed, the bill would grandfather many existing LDTs from certain proposed requirements but would require such tests to comply with certain other regulatory requirements such as registration and listing, adverse event reporting. This legislation could create new or different regulatory and compliance burdens on us and could have a negative effect on our ability to develop new products, which could have a material effect on our business. In the event that the FDA requires marketing authorization of our LDTs in the future, the FDA may not ultimately grant any clearance or approval requested by us in a timely manner, or at all. In addition, if the FDA inspects our laboratory in relation to the marketing of our FDA-cleared clonoSEQ test, any enforcement action the FDA takes might not be limited to the FDA-cleared clonoSEQ test and could encompass our LDT testing service.

For each product we are developing that requires FDA premarket review or equivalent regulatory approval, the FDA or other regulatory authority may not grant clearance, authorization or premarket approval and failure to obtain necessary approvals for our future products and services would adversely affect our ability to grow our business.

Before we begin to manufacture, label and market additional clinical diagnostic products for commercial diagnostic use in the U.S., we may be required to obtain either clearance, marketing authorization or approval from the FDA and state regulatory authorities with jurisdiction over such products, unless an exemption applies or, in the case of the FDA, it exercises its enforcement discretion and refrains from enforcing its requirements. For example, the FDA currently refrains from enforcing its medical device requirements with respect to LDTs, which the FDA considers to be a type of in vitro diagnostic test that is designed, manufactured and used within a single properly licensed laboratory.

The process of obtaining PMA from the FDA is much more rigorous, costly, lengthy and uncertain than the 510(k) clearance process. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. Conversely, in the 510(k) clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a legally marketed "predicate" device in order for the product to be cleared for marketing. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics or if it has different technological characteristics as the predicate device, the proposed device must be as safe and effective as, and not raise different questions of safety or effectiveness than, the predicate device. Clinical data is sometimes required to support substantial equivalence. For lower-risk devices that would otherwise automatically be placed into Class III, which require a PMA because no predicate device is available and the devices do not fall within an existing 510(k)-exempt classification, an applicant may submit a de novo request to down classify the device into Class II or Class I, which would not require a PMA. In the de novo process, the FDA must determine that general and special controls are sufficient to provide reasonable assurance of the safety and effectiveness of a device, which is low to moderate risk and has no predicate. In other words, the applicant must justify the "down-classification" to Class I or II for a new product type that would otherwise automatically be placed into Class III, but is lower risk. Clinical data may be required. For laboratory tests for which FDA clearance, authorization or approval is required, the FDA may also require data to support analytical and clinical validity.

The 510(k), de novo and PMA processes can be expensive and lengthy and require the payment of significant fees, unless an exemption applies. The FDA's 510(k) clearance pathway usually takes from three to nine months from submission, but it can take longer for a novel type of product. The FDA's de novo classification pathway usually takes from six to 12 months, but for many applicants can take up to 18 months or more.

The process of obtaining a PMA generally takes from one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained. Any delay or failure to obtain necessary regulatory clearances, authorizations or approvals would have a material adverse effect on our business, financial condition and prospects.

The FDA can delay, limit or deny clearance, authorization or approval of a device for many reasons, including:

- the inability to demonstrate to the satisfaction of the FDA that the products are safe or effective for their intended uses;

- the disagreement of the FDA with the design, conduct or implementation of the clinical trials or the analysis or interpretation of data from preclinical studies, analytical studies or clinical trials;

- serious and unexpected adverse device effects experienced by participants in clinical trials;

- the data from preclinical studies, analytical studies and clinical trials may be insufficient to support clearance, authorization or approval, where required;

- the inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

- an advisory committee, if convened by the FDA, may recommend against approval of a PMA or other application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee makes a favorable recommendation, the FDA may still not approve the product;

- the FDA may identify deficiencies in our marketing application;

- the FDA may identify deficiencies in our or our collaborators' manufacturing processes, facilities or analytical methods;

- the potential for policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering clinical data or regulatory filings insufficient for clearance, authorization or approval; and

- the FDA or foreign regulatory authorities may audit clinical trial data and conclude that the data is not sufficiently reliable to support a PMA.

There are numerous FDA personnel assigned to review different aspects of marketing submissions, which can present uncertainties based on their ability to exercise judgment and discretion during the review process. During the course of review, the FDA may request or require additional data and information, and the development and provision of these data and information may be time-consuming and expensive. The process of obtaining regulatory clearances, authorizations or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances, authorizations or approvals on a timely basis, or at all for our products in development. If we are unable to obtain clearance, authorization or approval for any products for which we plan to seek clearance, authorization or approval, our business may be harmed.

Modifications to our products with FDA clearance may require new FDA clearances, authorizations or approvals, or may require us to cease marketing or recall the modified clinical diagnostic products or future clinical products until clearances are obtained.

Any modification to a 510(k)-cleared device that significantly affects its safety or effectiveness, or that constitutes a major change in its intended use, could require a new 510(k) clearance, a new de novo authorization or approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances, authorizations or approvals are necessary.

For any product approved pursuant to a PMA, we would be required to seek supplemental approval for many types of modifications to the approved product. The FDA requires manufacturers in the first instance to determine whether a PMA supplement or other regulatory filing is needed or whether the change may be reported via the PMA Annual Report, but may disagree with a company's assessment.

If the FDA disagrees with our determination, which it may not review until we submit an annual report or the FDA conducts an inspection or other inquiry, and requires us to seek new clearances, authorizations or approvals for modifications to our previously cleared, authorized or approved clinical diagnostic products for which we have concluded new clearances, authorizations or approvals are unnecessary, we may be required to cease marketing or distribution of these clinical diagnostic products or to recall the modified products until we obtain clearance, authorization or approval. We may also be subject to enforcement action, including, among other things, significant regulatory fines or penalties.

Our employees, consultants and collaborators may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, consultants and those of our collaborators. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the U.S. and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent improper marketing, fraud, misconduct, kickbacks, bribery, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We currently have a code of conduct applicable to all of our employees and suppliers, but it is not always possible to identify and deter misconduct. In addition, our code of conduct and the other precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such investigations or actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on our business. We currently have a compliance program in accordance with the elements of an effective program outlined by the HHS OIG, which could help mitigate damages, but cannot prevent all misconduct. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees, suffer adverse publicity and reputational harm, and have the attention of management diverted in defending ourselves against any of these claims or investigations.

Future Medicare payment rates are uncertain.

In January 2020, CMS revised the National Coverage Determination ("NCD") for molecular diagnostic laboratory testing services utilizing a NGS methodology, which includes our clinical diagnostic products, for Medicare beneficiaries with advanced cancer. CMS revised the NCD to extend specific coverage for germline (inherited) testing. CMS stated that it is continuing to make other technical, clarifying and conforming changes in the NCD manual and they are also clarifying the existing policy related to diagnostic tests for Somatic (Acquired) Cancer. If CMS were to make material revisions to policy, this could potentially impact the scope of clonoSEQ coverage.

Under Medicare Part B, payment for most diagnostic laboratory tests is made under the CLFS, which assigns payment amounts to tests based on billing codes. Under PAMA, CLIA-certified laboratories that receive the majority of their Medicare revenue from payments made under the CLFS or PFS and that have CLFS revenue more than $12,500 in the relevant period ("applicable laboratories") are required to report to CMS every three years, or annually for "advanced diagnostic laboratory tests," commercial payor payment rates and volumes for tests they perform and that are assigned specific billing codes in the reporting period ("applicable information"). PAMA has special provisions relating to "advanced diagnostic laboratory tests," as defined by the statute, and these provisions affect the rate-setting at the time of launch and the periodicity of rate reporting and revision. Laboratories that fail to report the required payment information may be subject to substantial civil monetary penalties. If we meet the requirements for an applicable laboratory with applicable information to report for a particular test, then we would be required to report commercial payor payment data for that test.

CMS uses the data reported by laboratories to calculate a payment rate for each CLFS test, other than those tests coded with miscellaneous codes and certain others (including those for which no applicable information is reported), based on the volume-weighted median of the private payor rates. These rates apply for three years, except that payment rates for advanced diagnostic laboratory tests apply for one year. Payments for tests billed under miscellaneous codes are determined by the Medicare Administrative Contractors ("MACs"), which also have discretion to change those payment rates.

In some circumstances, our tests may be furnished to hospital inpatients and paid by Medicare under different rules. For example, when a specimen is obtained from a patient who is at the time classified by Medicare as a hospital inpatient, Medicare would not make a separate payment for the test and we would have to look to the hospital for payment. We do not know how often this will occur or whether hospitals will resist paying us for our tests. In this situation, Medicare coverage would be determined by the MACs for the jurisdiction where the hospital is located, which may not cover our tests.

Our products, and those jointly developed with our collaborators, may in the future be subject to product or service recalls. A recall of products or services, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our or our collaborators' products or services, could have a significant adverse impact on us.

The FDA has the authority to require the recall of commercialized products or services that are subject to FDA regulation. Manufacturers may, under their own initiative, recall a product or service if any deficiency is found. The FDA requires that certain corrections and removals, including recalls intended to reduce a health risk, be reported to the FDA within ten working days of initiating such correction or removal. For reportable corrections and removals, companies are required to make additional periodic submissions to the FDA after initiating the recall, and often engage with the FDA on their recall strategy prior to initiating the recall. A government-mandated or voluntary recall by us, one of our distributors or our collaborators could occur as a result of an unacceptable health risk, component failures, failures in laboratory processes, malfunctions, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of our commercialized products or services or those jointly developed with our collaborators would divert managerial and financial resources and adversely affect our reputation, results of operations and financial condition. We may also be subject to liability claims, be required to bear other costs or take other actions that may negatively impact our future sales and our ability to generate profits. Companies are also required to maintain certain records of corrections and removals, even if these do not require reporting to the FDA. We or our collaborators may initiate voluntary recalls involving our commercialized products or services in the future that we determine do not require FDA notification. If the FDA disagrees with our determinations, they may require us to report those actions as recalls. A future recall announcement by us or our collaborators could harm our reputation with customers and negatively affect our results of operations and financial condition. In addition, the FDA or other agency could take enforcement action for failing to report the recalls when they were conducted.

If we or our collaborators initiate a recall, including a correction or removal, for one of our commercialized products or services, issue a safety alert, or undertake a field action or recall to reduce a health risk, this could lead to increased scrutiny by the FDA, other governmental and regulatory enforcement bodies, and our or our collaborators' customers regarding the quality and safety of our products and services, and to negative publicity, including FDA alerts, press releases, or administrative or judicial actions. Furthermore, the submission of these reports could be used against us by competitors and cause customers to delay purchase decisions or cancel orders, which would harm our reputation.

Any additional commercialized products or any future products that obtain regulatory clearance, authorization, approval, accreditation or licensure will remain subject to regulatory scrutiny and our failure to maintain our regulatory clearances, authorizations, approvals, accreditations or licensures could adversely affect our reputation, business and results of operations.

Even if we or our collaborators obtain regulatory clearance, authorization, approval, accreditation or licensure in a jurisdiction for our products and services, the applicable regulatory authority may still impose significant restrictions on the indicated uses or marketing of our products and services, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance of our or our collaborators' manufacturing and distribution. Advertising for certain devices and labeling, including promotional labeling, for all devices must comply with FDA requirements. In addition, device advertising and promotion may also be subject to other federal and state laws. For example, the FDA shares jurisdiction over the regulation of device advertising with the

FTC. Advertising for devices characterized as restricted by the FDA is subject to specified FDA requirements, while advertising for non-restricted devices is regulated by the FTC.

If we or our collaborators fail to comply with applicable regulatory requirements following clearance, authorization, approval, accreditation or licensure of any of our products and services, a regulatory agency may:

- initiate an inspection of our or our collaborators' facilities;

- issue an untitled or warning letter asserting that we or our collaborators are in violation of law;

- seek an injunction or impose civil or criminal penalties or monetary fines;

- suspend or withdraw regulatory clearance, authorization or approval, or revoke a license or accreditation;

- suspend any ongoing clinical studies;

- delay or refuse clearance, authorization or approval of a pending regulatory submission or supplement submitted by us or our collaborators;

- impose restrictions on our or our collaborators' cleared, authorized, approved, accredited or licensed products or services;

- seize or recall the product or service;

- partially suspend or entirely shut down our or our collaborators' manufacturing or laboratory operations;

- issue advisories or other field actions;

- impose operating restrictions;

- refuse to allow us or our collaborators to enter into supply contracts, including government contracts; or

- refer matters to the DOJ or other enforcement or regulatory bodies.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our and our collaborators' ability to commercialize any cleared, authorized or approved products and services and generate revenues.

If any of our diagnostic products or services cause or contribute to a death or serious injury, or malfunction in certain ways, we will be required to report such death, serious injury or malfunction under applicable medical device reporting regulations, and such events can result in voluntary corrective actions or agency enforcement actions.

Under FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or one of our similar devices were to recur. If such a death, serious injury or malfunction were to occur, and we or our collaborators are unable to demonstrate that the adverse events were caused by factors other than our or our collaborator's products and services, regulatory authorities could order us to cease further development of, or deny clearance, authorization or approval of, any of our or our collaborators' products and services for any or all targeted indications. Even if we and our collaborators are able to demonstrate that any serious adverse events are not related to our products and services, such occurrences could affect patient recruitment or the ability of enrolled trial participants to complete the trial. Moreover, if we or our collaborators elect, or are required, to delay, suspend or terminate any clinical trial of any product in development, the commercial prospects of such product in development may be harmed and our ability to generate product revenues may be delayed or eliminated. Any of these occurrences may harm our and our collaborators' ability to identify and develop future products and services, and may significantly harm our business, financial condition, result of operations and prospects.

We are subject to various laws and regulations, such as healthcare fraud and abuse laws, false claim laws and health information privacy and security laws, among others, and failure to comply with these laws and regulations may have an adverse effect on our business.

Healthcare providers, physicians, hospitals and third-party payors often play a primary role in the recommendation and prescription of any currently marketed products and services for which we may obtain clearance, authorization or approval. Our current and future arrangements with healthcare providers, physicians, hospitals and third-party payors, and our sales, marketing and educational activities related to our products and services, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations at the federal and state level that may constrain our business or financial arrangements, and the relationships through which we market, sell and distribute our products and services. In addition, our operations are also subject to various federal and state fraud and abuse, physician payment transparency, and privacy and security laws, including, without limitation:

- The AKS, which prohibits, among other things, persons and entities, including clinical laboratories, from knowingly and willfully soliciting, receiving, offering or paying remuneration, whether directly or indirectly, overtly or covertly, in case or in kind, to induce or reward or in return for either the referral of an individual or the purchase, lease, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program such as Medicare or Medicaid. The AKS has been interpreted broadly to apply to, among other things, arrangements between clinical laboratories and prescribers and purchasers of our tests. The term "remuneration" expressly includes kickbacks, bribes or rebates and has been broadly interpreted to include anything of value, including gifts, discounts, waivers of payment, ownership interests and any goods or services provided at less than their fair market value. There are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, however, these exceptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exception or safe harbor may be subject to scrutiny. The failure to meet all of the requirements of a particular statutory exception or regulatory safe harbor does not make the conduct *per se* illegal under the AKS. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of the facts and circumstances to determine whether one purpose of the remuneration in the arrangement was to induce referrals or generate business that is payable by a federal healthcare program. A violation of the AKS may be grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the False Claims Act. Moreover, certain AKS safe harbors currently protecting rebates paid by device manufacturers to third parties and other arrangements between device manufacturers and third parties may later be modified or repealed pursuant to a pending regulatory proposal, which could require us to revisit or modify our business practices. Our practices may not meet all of the criteria for safe harbor protection from AKS liability in all cases. A person or entity does not need to have actual knowledge of the AKS or specific intent to violate any AKS provisions to have committed a violation. In addition, renumeration may not be offered or provided to beneficiaries under the monetary penalty law provision prohibiting inducements to beneficiaries.

- Section 8122 of the SUPPORT Act, EKRA, which establishes an all-payor anti-kickback prohibition that extends to arrangements with recovery homes, clinical laboratories and clinical treatment facilities. EKRA includes a number of statutory exceptions, and directs agencies to develop further exceptions. Current EKRA exceptions in some cases reference, and in others differ from, the AKS safe harbors. Significantly, the EKRA prohibitions apply to the soliciting or receipt of remuneration for any referrals to recovery homes, clinical treatment facilities or clinical laboratories, whether or not related to the treatment of substance use disorders. Further, the EKRA prohibitions cover the payment or offer of remuneration to induce a referral to, or in exchange for, an individual using the services of such providers. EKRA creates additional risk that relationships with referral sources could be problematic.

- Federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, claims for payment to, or approval by, the federal government that are false, fictitious or fraudulent, or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the federal government. The False Claims Act also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery. In addition, AKS violations implicate the False Claims Act. Conduct that results in a False Claims Act violation may also implicate various federal criminal statutes.

- The Criminal Health Care Fraud Statute, which imposes criminal and civil liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge or specific intent to violate the Criminal Health Care Fraud Statute.

- The Stark Law, which is directed at "self-referral," prohibits, with certain exceptions, referrals for certain DHS, including laboratory services, that are covered by Medicare and Medicaid by physicians who personally, or through a family member, have an investment or ownership interest in, or a compensation arrangement with, an entity performing the tests. The prohibition also extends to payment for any testing referred in violation of the Stark Law. Because the Stark Law is a strict liability statute, proof of specific intent to violate the law is not a required element of a violation. Any person who engages in a scheme to circumvent the Stark Law's referral prohibition may be subject to significant fines for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to Medicare or Medicaid in violation of the Stark Law is subject to civil monetary penalties applied to each bill submission, an assessment of up to three times the amount claimed and possible exclusion from participation in federal governmental payor programs, and those claims are considered false claims for which the parties to the arrangement may be liable under the False Claims Act. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states have comparable laws that are not limited to Medicare and Medicaid referrals. The Stark Law also places an annual cap on the amount of non-monetary compensation, which consists of meal spend and educational items, that a company can spend on a physician in the aggregate. We occasionally enter into financial relationships, usually compensation relationships, such as a consulting arrangement, with physicians who refer patients for testing. If these arrangements do not meet the Stark Law's requirements, any claims submitted to Medicare or Medicaid could violate the law and put both the physician referral source and us at risk.

- The administrative simplification provisions of HIPAA, as amended and supplemented by HITECH, impose, among other things, obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of protected health information ("PHI") held by certain healthcare providers, health plans and healthcare clearinghouses, known as covered entities, and their respective business associates. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates and gave state attorneys general new authority to file civil actions for damages or injunctions in federal court to enforce the federal HIPAA regulation and seek attorneys' fees and costs associated with pursuing federal civil actions. The HHS Office for Civil Rights ("OCR") has increased its focus on compliance and continues to train state attorneys general for enforcement purposes.

- GINA, which restricts employers and health insurance companies from requiring or using the results of genetic tests in specific contexts and does not provide a private right of action. A number of states have also adopted laws regarding genetic tests, some aligned with GINA and some with broader applicability, including granting broader rights to individuals and imposing strict obligations on organizations to safeguard genetic data and the results of any such testing.

- The Physician Payments Sunshine Act created under the ACA, and its implementing regulations, which requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the State Children's Health Insurance Program, with certain exceptions, to annually report to HHS information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. The Physician Payments Sunshine Act has been extended to payments and transfers of value to physician assistants, nurse practitioners and other mid-level healthcare providers for payments and other transfers of value made to these practitioners. In addition, certain state and local laws may impose additional transparency and healthcare compliance requirements on medical device manufacturers, as well as certain restrictions or limits on interactions with healthcare professionals.

- The FTCA, which the FTC interprets to require taking appropriate steps to secure consumers' personal information and considers the failures to do so to constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTCA. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Health information is considered sensitive data that merits stronger safeguards, and the FTC's guidance for appropriately securing consumers' personal information is consistent with what is required by the HIPAA Security Rule. Many states have passed comprehensive privacy laws, some states, most notably Massachusetts and Nevada, also have adopted laws requiring the implementation of security measures to protect personal information, and all 50 states and the District of Columbia, Puerto Rico and Guam, have adopted breach notification laws.

- Analogous state laws and regulations, such as state anti-kickback, self-referral and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and in some cases even in self-pay scenarios. In addition, some state laws require life sciences companies to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to impose transparency requirements or restrictions on marketing activities.

- Various state, federal and foreign laws and regulations govern our ability to communicate, prospect, advertise and market our products and services through email, phone, text messages, facsimile and online methods.

Because of the breadth of these laws and the narrowness of the exceptions and safe harbors available under them, it is possible that certain of our business activities could be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of the ongoing interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring that business arrangements with third parties comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert management's attention from our business.

If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in government healthcare programs, injunctions, private *qui tam* actions brought by individual whistleblowers in the name of the government and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our results of operations.

Our collection, use and disclosure of personal information, including health and employee information, is subject to state, federal and foreign privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.

The privacy and security of personal information stored, maintained, received or transmitted, including electronically, is a major issue in the U.S. and abroad. While we strive to comply with all applicable privacy and security laws and regulations, including, in our case, our own posted privacy policies, legal standards for privacy, including but not limited to "unfairness" and "deception," as enforced by the FTC and state attorneys general, these laws and regulations continue to evolve and any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, or could cause us to lose customers, which could have a material adverse effect on our business. Recently, there has been an increase in public awareness of privacy issues in the wake of revelations about the data-collection activities of various government agencies and in the number of private privacy-related lawsuits filed against companies (including a private right of action under the California Consumer Privacy Act ("CCPA") and other similar state laws, as described below). Concerns about our practices with regard to the collection, use, retention, disclosure or security of personal information or other privacy-related matters, even if unfounded and even if we are in compliance with applicable laws, could damage our reputation and harm our business. Additionally, we receive personal information, including PHI from third parties, and if such third parties breach their representations to us regarding their compliance with applicable privacy and security laws, we could be exposed to proceedings or actions by government agencies or others.

Numerous foreign, federal and state laws and regulations govern the collection, dissemination, use and confidentiality of personal information, including genetic, biometric and health information, including state privacy, data security and breach notification laws, federal and state consumer protection and employment laws, HIPAA, GINA, CCPA and foreign data protection laws like the GDPR. These laws and regulations are increasing in complexity and number, may change frequently and sometimes conflict.

The HIPAA privacy, security and breach notification regulations, including the expanded requirements under HITECH, establish comprehensive federal standards with respect to the uses and disclosures of PHI by health plans, healthcare providers, including laboratories, and healthcare clearinghouses, in addition to setting standards to protect the confidentiality, integrity and security of PHI. The regulations establish a complex regulatory framework on a variety of subjects, including:

- the circumstances under which uses and disclosures of PHI are permitted or required without a specific authorization by the patient;

- a patient's rights to access, amend and receive an accounting of certain disclosures of PHI;

- requirements to notify individuals if there is a breach of their unsecured PHI;

- the contents of notices that must be provided to patients regarding our privacy practices for PHI;

- administrative, technical and physical safeguards required of entities that use or receive PHI; and

- the safeguarding of PHI.

Penalties for violations of these laws vary. For instance, penalties for failure to comply with a requirement of HIPAA and HITECH vary significantly, and include substantial per violation civil monetary penalties for each provision of HIPAA that is violated up to a statutory cap and, in certain circumstances, significant criminal penalties with fines per violation and potential imprisonment. A single breach can result in findings of violations of multiple provisions, leading to possible penalties in excess of any applicable cap for violations in a calendar year. Any person who knowingly obtains or discloses PHI in violation of HIPAA may face a significant criminal penalty and up to one year of imprisonment. The criminal penalties increase if the wrongful conduct involves false pretenses or the intent to sell, transfer or use identifiable health information for commercial advantage, personal gain or malicious harm. In addition, responding to government investigations or related third-party private rights of action regarding alleged violations of these and other laws and regulations, even if they ultimately result in no findings of violations or no penalties imposed, can consume our resources and impact our business and, if public, harm our reputation.

Computer networks are vulnerable to breach and unauthorized persons may in the future be able to exploit weaknesses in the security systems of our computer networks and gain access to PHI. Additionally, we share PHI with third-party contractors, and while they are contractually obligated under business associate agreements to safeguard and maintain the confidentiality of PHI, their indemnification of us would not insulate us from reputational harm. Unauthorized persons may be able to gain access to PHI stored in such third-party contractors' computer networks. Any wrongful use or disclosure of PHI by us or our third-party contractors, including disclosure due to data theft or unauthorized access to our or our third-party contractors' computer networks, could subject us to fines or penalties that could adversely affect our business and results of operations. Although HIPAA and the regulations promulgated thereunder do not provide for a private right of action, we could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Further, various states, such as Washington, California and Colorado, have implemented similar privacy laws and regulations (such as the California Confidentiality of Medical Information Act, CCPA and California Privacy Rights Act) that impose restrictive requirements regulating the use and disclosure of personal information, while other states are considering adoption of similar provisions. These laws and regulations are not necessarily preempted by HIPAA, but they have a wider scope and afford greater protection to individuals than HIPAA. Where state laws are more protective, we and our collaborators must comply with the stricter provisions where they apply. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy, security and data use issues continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to our immune medicine platform and related products and services could intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as PHI, along with increased customer demand for enhanced data security infrastructure, could greatly increase the cost of providing our products and services, decrease demand for our products and services, reduce our revenue and subject us to additional liabilities.

We currently operate in some and may eventually operate in additional countries outside of the U.S. whose laws may in some cases be more stringent than the requirements in the U.S. For example, the GDPR imposes strict rules on the transfer of personal data out of the EU to the U.S., and the obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practice. In addition, some countries have stricter consumer notice or consent requirements relating to personal data collection, use or sharing, have more stringent requirements relating to organizations' privacy programs and provide stronger individual rights.

Moreover, international privacy and data security regulations are becoming more complex and may result in greater penalties. For instance, the GDPR governs the collection and use of personal data of data subjects in the EU and the EEA. The GDPR applies extra-territorially under certain circumstances and imposes stringent requirements on controllers and processors of personal data, including, for example, requirements to obtain consent or other legal bases from individuals to process their personal data, provide robust disclosures to individuals, accommodate a set of individual data rights, provide data security breach notifications after becoming aware of the breach, limit retention of personal information and apply enhanced protections to health data and other special categories of personal data. The GDPR also applies to pseudonymized data, which is defined as "the processing of personal data in such a way that the data can no longer be attributed to a specific data subject without the use of additional information," and imposes additional obligations when we contract with third-party processors in connection with the processing of any personal data. The GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data, which could limit our ability to use and share personal data, could cause our costs to increase and could harm our financial condition. Compliance with the GDPR requires us to put in place and maintain additional policies, procedures and documentation as the law and updates to it require, which may result in other substantial expenditures. This may be onerous and adversely affect our business. Failure to comply with the GDPR and other countries' privacy or data security-related laws, rules or regulations could result in material penalties imposed by regulators, affect our compliance with contracts entered into with our collaborators and other third-party payors, and have an adverse effect on our business and financial condition.

In addition to the GDPR, we continue to expand our business into several countries that have or are developing data privacy laws. Compliance with such laws may be onerous and adversely impact expansion of our business.

Because of the breadth of these data protection laws and the narrowness of their exceptions and safe harbors, it is possible that our business or data protection policies could be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of heightened regulatory focus on data privacy and security issues. If our operations are found to be in violation of any of the data protection laws described above or any other laws that apply to us, we may be subject to penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from participation in government healthcare programs, injunctions, private *qui tam* actions brought by individual whistleblowers in the name of the government, class action litigation and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corrective action plan or other agreement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our results of operations.

In addition, within the U.S., an increasing number of states and the federal government are considering or have proposed adoption of new data privacy laws. While not all of these bills become law, they add significant uncertainty about additional obligations or potential penalties which we may face in conducting our business. These uncertainties are confounded by parallel changes in laws adjacent to privacy, such as those impacting machine learning and artificial intelligence or data use, and we may incur substantial expense or experience disruption as related to compliance with these laws, which would adversely affect our ability to conduct our business.

Security and cybersecurity breaches, loss of data and other disruptions could compromise confidential, personal and sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we and our collaborators collect and store sensitive data, including PHI, personal information, financial information, intellectual property and proprietary business information owned or controlled by ourselves or our customers, third-party payors, our collaborators, government entities, insurance companies and other parties. We manage and maintain our applications and data through a combination of on-site systems and cloud-based data centers. We utilize external security and infrastructure vendors to manage components of our data centers. We also transmit sensitive data, including patient data, telephonically, through our website and pursuant to arrangements with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of critical business information, including research and development information, patient data, commercial information and financial information. We face a number of risks related to protecting this critical information, including loss-of-access risk, unauthorized access, use, disclosure or modification, and the risk of our inability to adequately monitor, audit and modify our respective control over our critical information. This risk extends to the data we entrust to the third-party vendors and subcontractors that help us manage this sensitive data or otherwise process it on our behalf.

The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take reasonable measures to protect sensitive and proprietary data from unauthorized access, use or disclosure, no security measures can be perfect and our respective information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, liability under federal or state laws that protect the privacy of personal information, such as HIPAA or HITECH, and regulatory penalties. Notice of breaches may be required to be provided to affected individuals, the Secretary of HHS or other federal, state and foreign regulators, the media or state attorneys general. Such a notice could harm our reputation and ability to compete. Although we have implemented security measures and formal, dedicated enterprise security programs to prevent unauthorized access to patient and other personal data, including policies and procedures to safeguard us from various types of cybersecurity threats, such data is currently accessible through multiple channels and we may experience one or more data or cybersecurity breaches. Unauthorized access, loss or dissemination could also disrupt our operations and damage our reputation, which could adversely affect our results of operations and financial condition.

In addition, a growing number of states and countries are considering or have adopted cybersecurity requirements for cloud-based provision of services which we may be required to comply with as a condition of doing business with government-affiliated organizations, such as state universities. Implementation of the controls required by such laws can be onerous and may affect our ability to provide services to government-affiliated organizations in such states, adversely affecting our results of operations.

We could be adversely affected by violations of the FCPA and other worldwide anti-bribery laws.

As we expand geographically, commercialize our products and services, and attempt to obtain required clearances, authorizations or approvals required to offer products and services for sale, we or our collaborators may be deemed to do business outside the U.S., including because international customers may be able to order our products and services. As a result, we or our collaborators would be subject to the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. In addition, our collaborators or any third-party distributors could be deemed to be our agents and we could be held responsible for their actions, including violations of the FCPA. Other U.S. companies in the life sciences industry have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with non-U.S. government officials. We may also become subject to similar anti-bribery laws in the jurisdictions in which we may operate, including the United Kingdom's Bribery Act of 2010, which also prohibits commercial bribery and makes it a crime for companies to fail to prevent bribery. These laws are complex and far-reaching in nature, and we may be required in the future to alter one or more of our practices to be in compliance with these laws. Accordingly, our expansion internationally will demand a high degree of vigilance, and any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition or results of operations. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

Risks Relating to our Intellectual Property

We may not be successful in obtaining or maintaining sufficient intellectual property protection for our products, services and technologies and uses thereof, and the scope of the intellectual property protection obtained may not be sufficiently broad.

As is the case with other companies engaged in the life sciences industry, our success depends in large part on our ability to obtain and maintain protection of the intellectual property we may own solely and jointly with others, or license from third parties, particularly patents, in the U.S. and other countries with respect to our products, services and technologies. We rely on patent protection in addition to trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect our proprietary technologies, all of which provide limited protection and may not adequately protect our rights or enable us to gain or maintain any competitive advantage. If we fail to protect our intellectual property, third parties may be able to compete more effectively against us. In addition, we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.

To the extent our intellectual property offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property does not provide adequate barriers to competition, our competitive position could be adversely affected, as could our business.

We apply for and have in-licensed patents covering our products and technologies and uses thereof, as we deem appropriate. However, obtaining and enforcing patents is costly, time-consuming and complex, and we may fail to apply for patents on important products, services and technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We may not have the right to control the preparation, filing and prosecution of patent applications or to maintain the rights to patents licensed from third parties. Consequently, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

As of December 31, 2025, we own or have rights to 416 active patents in the U.S., Europe and elsewhere. In addition, 64 patent applications are pending in the U.S., Europe and elsewhere. Our pending patent applications may not result in issued patents in a timely fashion or at all. Even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties. It is also possible that others will design around our current or future patented technologies.

Some of our patents, licensed patents or patent applications may be challenged in the future, and we may not be successful in defending any such challenges. For example, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office ("USPTO"), or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights. Any successful third-party challenge to our patents could result in patent claims being narrowed, or patents being invalidated or held unenforceable, in whole or in part, which could lead to increased competition to our business. Conversely, we may have to challenge the patents or patent applications of third parties. The outcome of patent litigation or other proceeding can be uncertain, and any attempt by us to enforce our patent rights against others or to challenge the patent rights of others may not be successful, or, if successful, may take substantial time and result in substantial cost, and may divert our efforts and attention from other aspects of our business. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products or services. The patent positions of biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Inconsistent policies regarding the eligibility for patent protection and the breadth of patentable claims in such companies' patents has emerged to date in the U.S. or elsewhere. Courts frequently render opinions in the biotechnology field that may affect the patentability of certain inventions or discoveries, including opinions that may affect the patentability of diagnostic methods and biological molecules.

The patent position of companies engaged in the development and commercialization of clinical diagnostic tests (like our clonoSEQ diagnostic test) and of biologic material (such as TCRs) are particularly uncertain. Various courts, including the U.S. Supreme Court, have rendered decisions that affect the eligibility and scope of patentability of certain inventions or discoveries relating to certain diagnostic tests, naturally-occurring molecules and related technology. These decisions state, among other things, that a patent claim that recites an abstract idea, natural phenomenon or law of nature (for example, the relationship between particular immune receptors and cancer) may not be patentable. Precisely what constitutes a law of nature is uncertain, and it is possible that certain aspects of our clinical diagnostics would be considered natural laws. The evolving case law in the U.S. may adversely affect our ability to obtain patents or defend patents we have obtained or have licensed and may facilitate third-party challenges to any owned or licensed patents. The laws of some foreign countries do not protect intellectual property rights to the same extent or for the same subject matter as the laws of the U.S., and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on our products and services in all countries throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S., and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the U.S., or from selling or importing products made using our inventions in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many other countries do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us to stop the infringement of our patents in such countries. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Changes in patent law in the U.S. and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products and services.

Changes in either the patent laws or in interpretations of patent laws in the U.S. or other countries or regions may diminish the value of our intellectual property. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, a third party that files a patent application before us could be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the U.S. and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either file any patent application related to our products or services or invent any of the inventions claimed in our or our licensor's patents or patent applications.

Third parties may also submit prior art to the USPTO during patent prosecution to attack the validity of a patent and it is also possible in the U.S. and other countries for third parties to challenge granted patents through Patent Office proceedings such as, in the U.S., post-grant review, inter partes review and derivation proceedings. In the U.S., a lower evidentiary standard is imposed in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim. As such, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The uncertainties and costs surrounding the prosecution of our owned or in-licensed patent applications and the enforcement or defense of our owned or in-licensed issued patents could have a material adverse effect on our business.

Recent U.S. Supreme Court rulings have also narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations, including with respect to naturally occurring biological molecules such as the immune cell receptors which are a focus of our immune medicine platform. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Issued patents covering our products and services could be found invalid or unenforceable if challenged.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and some of our patents or patent applications, including licensed patents, may be challenged, in courts or patent offices in the U.S. and abroad, in opposition, derivation, reexamination, inter partes review, post-grant review or interference. Additionally, if we and our licensing partners initiate or become involved in legal proceedings against a third party to enforce a patent covering one of our products or technologies, the defendant could counterclaim that the patent covering our product is invalid or unenforceable. In patent litigation in the U.S., counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including patent eligible subject matter, lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. In addition, the U.S. now awards patent priority to the first party to file a patent application, and others may submit patent claims covering our inventions prior to us. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. A successful third-party challenge to our patents could result in the unenforceability or invalidity of such patents, which could have a material adverse impact on our business. Furthermore, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future products and services.

We may not be aware of all third-party intellectual property rights potentially relating to our immune medicine platform, products and services. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the U.S. and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. We might not have been the first to make the inventions covered by each of our pending patent applications and we might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, we may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO. The outcome of such proceedings is uncertain, and other patent applications may have priority over our patent applications. Such proceedings could also result in substantial costs to us and divert our management's attention and resources.

We rely on a third party license in relation to certain sequencing technology and if we lose these licenses then we may be subjected to future litigation.

We are a party to a license agreement that grants us rights to use certain intellectual property, including patents and patent applications, typically in certain specified fields of use. Some of those licensed rights could provide us with freedom to operate for aspects of our products and services. We may need to obtain additional licenses from others to advance our research, development and commercialization activities.

Our success may depend in part on the ability of our licensor to obtain, maintain and enforce patent protection for our licensed intellectual property. Our licensor may not successfully prosecute the patent applications we license. Even if patents issue in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Moreover, disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether, and the extent to which, our products, services, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- our right to sublicense patent and other rights to third parties under collaborative development relationships;

- our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

- the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and

- the priority of invention of patented technology.

If we do not prevail in such disputes, we may lose any or all of our rights under such license agreement.

In addition, the agreement under which we currently license intellectual property or technology from third parties is complex and certain provisions in such agreements may be susceptible to multiple interpretations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, collaborators, academic institutions, life sciences research partners and, when needed, our advisers as well as other third parties. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques.

For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. If we are required to assert our rights against such party, it could result in significant cost and distraction. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, and the outcome would be unpredictable. In addition, courts outside the U.S. may be less willing to protect trade secrets.

We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems. Besides the possibility that these security measures could be breached, such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may also not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

Certain former employees have obtained employment with companies or academic institutions that could be considered competitive with us. This competition may be limited by contractual provisions which may or may not be enforceable by us in certain jurisdictions. In addition, we may not be aware of such competitive employment arrangements until after our trade secrets have been disclosed to potentially competitive companies.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ, and expect to employ in the future, individuals who were previously employed at universities or other companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. A loss of key research personnel work product could hamper or prevent our ability to commercialize potential products and services, which could harm our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect and enforce our trademarks.

We have not yet registered certain of our trademarks in all of our potential markets, although we have registered Adaptive Biotechnologies, our corporate logo, clonoSEQ, pairSEQ and other trademarks in the U.S., the EU and a number of other countries and are seeking to register additional trademarks, including our new corporate logos and certain slogans. As we apply to register our unregistered trademarks in the U.S. and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations, and our trademarks may not survive such proceedings. In certain countries outside of the U.S., trademark registration is required to enforce trademark rights. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Ownership disputes may arise, for example, from conflicting obligations of employees, consultants or others who are involved in developing our future products and services.

Litigation may be necessary to defend against these and other claims by a third party challenging inventorship of our or our licensors' ownership of our owned or in-licensed patents, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product or services. Alternatively, we may need to obtain one or more additional licenses from the third party which will be time-consuming and expensive and could result in substantial costs and diversion of resources and could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our development and commercialization efforts of our products and services.

There is a substantial amount of litigation, both within and outside the U.S., involving patent and other intellectual property rights in the life sciences, clinical diagnostics and drug discovery industries, including patent infringement lawsuits, declaratory judgment litigation and adversarial proceedings before the USPTO, including interferences, derivation proceedings, ex parte reexaminations, post-grant review and inter partes review, as well as corresponding proceedings in foreign courts and foreign patent offices.

We may, in the future, become involved with litigation or actions at the USPTO or foreign patent offices with various third parties. We expect that the number of such claims may increase as our industry expands, more patents are issued, the number of products or services increases and the level of competition in our industry increases. Any infringement claim, regardless of its validity, could harm our business by, among other things, resulting in time-consuming and costly litigation, diverting management's time and attention from the development of our business, requiring the payment of monetary damages (including treble damages, attorneys' fees, costs and expenses) or royalty payments.

It may be necessary for us to pursue litigation or adversarial proceedings before the patent office in order to enforce our patent and proprietary rights or to determine the scope, coverage and validity of the proprietary rights of others. The outcome of any such litigation might not be favorable to us, and even if we were to prevail, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

As we move into new markets and expand our products or services offerings, incumbent participants in such markets may assert their patents and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may provide little or no deterrence or protection.

Third parties may assert that we are employing their proprietary technology without authorization. Given that clinical diagnostics and drug discovery fields are intense and highly competitive areas, there may be third-party intellectual property rights that others believe could relate to our immune medicine platform, products and services. One or more third-party patent owners or licensees may pursue or threaten to pursue litigation against us to enforce one or more patents. It would be costly and time-consuming to defend such claims.

Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future products, technologies and services may infringe. We cannot be certain that we have identified or addressed all potentially significant third-party patents in advance of an infringement claim being made against us. In addition, similar to what other companies in our industry have experienced, we expect our competitors and others may have patents or may in the future obtain patents and claim that making, having made, using, selling, offering to sell or importing our products or services infringes these patents. Defense of infringement and other claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize and sell products or services and could result in the award of substantial damages against us, including treble damages, attorneys' fees, costs and expenses if we are found to have willfully infringed. In the event of a successful claim of infringement against us, we may be required to pay damages and ongoing royalties and obtain one or more licenses from third parties, or be prohibited from selling certain products or services. We may not be able to obtain these licenses on acceptable or commercially reasonable terms, if at all, or these licenses may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we could encounter delays in product or service introductions while we attempt to develop alternative products or services to avoid infringing third-party patents or proprietary rights. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing products or services, and the prohibition of sale of any of our products or services could materially affect our business and our ability to gain market acceptance for our products or services.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

In addition, our agreements with some of our customers, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. We could also voluntarily agree to defend or indemnify third parties in instances where we are not obligated to do so if we determine it would be important to our business relationships. If we are required or agree to defend or indemnify third parties in connection with any infringement claims, we could incur significant costs and expenses that could adversely affect our business, operating results or financial condition.

Patent terms may be inadequate to protect our competitive position on our products and services for an adequate amount of time.

Patents have a limited lifespan. In the U.S., if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our products and services are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new products and services, patents protecting such products and services might expire before or shortly after such products and services are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Risks Relating to our Common Stock and Capital Structure

The market price of our common stock is volatile and is likely to continue to fluctuate substantially.

The market price of our common stock has been and is likely to continue to be highly volatile, with a 52-week high closing price of $20.46 and a 52-week low closing price of $6.67, in each case as of February 20, 2026, and may fluctuate substantially due to many factors, many of which are beyond our control. These factors include:

- the commencement or termination of our collaborations;

- the timing of achievement of specified milestones in the development of our products and services;

- introductions of new or expanded products or services or new pricing policies by us or by our competitors;

- changes in the status of our regulatory clearances, authorizations, approvals or applications, or those jointly developed with our collaborators;

- where required, the results of clinical trials of our future products and services, those jointly developed with our collaborators or those of our competitors;

- the success of competitive products or technologies;

- announcements by us or our competitors of significant acquisitions, collaborators or divestitures;

- changes in governmental regulations and regulatory or legal developments in the U.S. and other countries;

- developments or disputes concerning patent applications, issued patents or other proprietary rights;

- the recruitment or departure of key personnel;

- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

- variations in our financial results or those of companies that are perceived to be similar to us;

- changes in the structure of healthcare payment systems;

- market conditions in the life sciences, clinical diagnostics or drug discovery industry;

- general economic, industry and market conditions;

- sales of our securities, including sales by our directors, officers or significant shareholders;

- speculation about our business in the media or the investment community; and

- other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. If the market for stock in our industry or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Any decline in the market price of our common stock may impair our ability to raise capital through the sale of equity securities.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation, if instituted against us, could result in substantial costs to us and divert our management's attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

Our Purchase Agreement with OrbiMed could limit cash flow available for our operations and expose us to risks that could adversely affect our business, financial condition and results of operations.

Our obligations under the Purchase Agreement could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:

- requiring the dedication of a portion of our cash flow from operations to service the Purchase Agreement obligations, which will reduce the amount of cash available for other purposes, and if our cash inflows and capital resources are insufficient to allow us to make required payments, we may have to reduce or delay additional investments in our operations or seek additional capital;

- increasing our vulnerability to adverse economic and industry conditions;

- limiting our ability to obtain additional financing;

- placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital; and

- if we fail to comply with the terms of the Purchase Agreement, resulting in an event of default that is not cured or waived, the Purchasers could seek to enforce their security interest.

In addition, the Purchase Agreement contains customary affirmative and negative non-financial covenants and events of default, including covenants and restrictions that, among other things, grant a first-position security interest in our core assets and restrict our ability to incur liens, incur additional indebtedness, make loans and investments, make certain restricted payments or transfer core assets. Additionally, the Purchasers under the Purchase Agreement have an option (the "Put Option") to terminate the Purchase Agreement and to require us to repurchase future Revenue Interests at a price of 165% to 175% of the Purchaser Payment, less the sum of all Revenue Interest Payments made by us to the Purchasers prior to such date, upon enumerated events such as a bankruptcy event, a material judgment against us, a material divestiture or a change of control. The triggering of the Put Option, including by our failure to comply with these covenants, could permit the Purchasers to declare certain amounts to be immediately due and payable.

If securities analysts do not publish research or reports about our business, or we are the subject of negative publicity, the price of our stock could decline.

The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable evaluations of our company or our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company or fail to publish reports covering our company regularly, our stock may lose visibility in the market, which in turn could cause our stock price to decline. In addition, if we are the subject of negative publicity, whether from an analyst, academic, industry group or the general or financial press, our stock price may decline.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock and potentially impair our ability to raise capital through the sale of equity securities.

Substantial future sales or perceived potential sales of our common stock or other equity securities in the public market could cause the price of our common stock to decline significantly.

Sales of substantial amounts of our common stock or other equity securities in the public market, particularly by our directors, executive officers and significant shareholders, including upon the expiration of any lock-up periods entered into in connection with offerings of our common stock or other equity securities, or the perception that these sales could occur, could materially and adversely affect the price of our common stock and impair our ability to raise capital through the sale of equity securities.

We are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), we are required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Our compliance with Section 404 necessitates that we incur substantial accounting expense and expend significant management efforts. We will continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.

We are also required to maintain disclosure controls and procedures. Disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. We do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. We believe a control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Evolving expectations around corporate responsibility practices, specifically related to environmental, social and governance ("ESG") matters, may expose us to reputational and other risks.

Investors, shareholders, customers, suppliers and other third parties are increasingly focusing on ESG and corporate social responsibility endeavors and reporting. Certain institutional investors, investment funds, other influential investors, customers, suppliers and other third parties are also increasingly focused on ESG practices. In particular, third party proxy advisory services which focus on shareholder rights provisions, such as majority voting, annual election of directors, and overboarding of outside directors, have recommended against voting for our directors in past elections as a result of our governance profile.

Companies that do not adapt to or comply with the evolving investor or stakeholder expectations and standards, or which are perceived to have not responded appropriately, may suffer from reputational damage and result in the business, financial condition and/or stock price of a company being materially and adversely affected. Further, this increased focus on ESG issues may result in new regulations and/or third-party requirements that could adversely impact our business, or certain shareholders reducing or eliminating their holdings of our stock. Additionally, an allegation or perception that we have not taken sufficient action in these areas could negatively harm our reputation.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. If we are perceived to have not responded appropriately to the growing concern for governance issues, investors may reconsider their capital investment as a result of their assessment of our practices, and our reputation, business, financial condition, results of operations and cash flows may be adversely affected.

Provisions in our charter documents and Washington law could make an acquisition of our company more difficult and limit attempts by our shareholders to replace or remove our current management.

Our amended and restated articles of incorporation ("Articles of Incorporation") and our amended and restated bylaws ("Bylaws"), as well as Washington law, contain provisions that may have the effect of deterring takeovers or delaying or preventing a change in control of us or changes in our management that a shareholder might deem to be in his or her best interest. Our Articles of Incorporation and Bylaws contain provisions that:

- authorize "blank check" preferred stock, which could be issued by our board of directors without shareholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

- create a classified board of directors whose members serve staggered three-year terms, with one class being elected each year by our shareholders;

- specify that special meetings of our shareholders can be called only by our board of directors, the Chairperson of our board of directors, our chief executive officer or our president;

- provide that a director may only be removed from the board of directors for cause and then only by the affirmative vote of our shareholders;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even if less than a quorum;

- specify that only our board of directors may change the size of our board of directors;

- establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors;

- specify that no shareholder is permitted to cumulate votes at any election of directors;

- expressly authorize our board of directors to modify, alter or repeal our Bylaws; and

- require supermajority votes of the holders of our common stock to amend specified provisions of our Articles of Incorporation and Bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management or our board of directors.

In addition, because we are incorporated in the State of Washington, we are governed by the provisions of Chapter 23B.19 of the Washington Business Corporation Act ("WBCA"), which prohibits certain business combinations between us and certain significant shareholders unless specified conditions are met. These provisions may also have the effect of delaying or preventing a change in control of our company.

Any provision of our Articles of Incorporation or Bylaws or Washington law that has the effect of delaying or deterring a change in control could limit the opportunity for our shareholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our Articles of Incorporation provide that the state courts located in King County, Washington and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our Articles of Incorporation provide that, unless we consent in writing to the selection of an alternative forum, the state courts located in King County, Washington (or, if the state courts located within King County, Washington do not have jurisdiction, the federal district court for the Western District of Washington) shall be the sole and exclusive forum for commencing and maintaining any proceeding (1) asserting a claim based on a violation of a duty under the laws of the State of Washington by any of our current or former directors, officers or shareholders in such capacity, (2) commenced or maintained in the right of our corporation, (3) asserting a claim arising pursuant to any provision of the WBCA, our Articles of Incorporation or our Bylaws (as either may be amended from time to time) or (4) asserting a claim concerning our internal affairs that is not included in clauses (1) through (3) above, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

Our Articles of Incorporation provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended ("Securities Act"), subject to applicable law.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. These exclusive-forum provisions may limit a shareholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees or cause shareholders to incur additional costs to bring claims in the forums designated in our Articles of Incorporation.

If a court were to find these exclusive-forum provisions in our Articles of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a jurisdiction other than those designated in the exclusive forum provision, and the provision may not be enforced by a court in that jurisdiction. It is unclear whether Washington courts would reach a similar conclusion under Washington law. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our Articles of Incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by Washington law.

In addition, as permitted by Section 23B.08.510 through Section 23B.08.570 of the WBCA, our Articles of Incorporation and our indemnification agreements that we have entered into with most of our directors and officers provide that:

- We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Washington law. Washington law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

- We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

- We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

- The rights conferred in our Articles of Incorporation are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

- We may not retroactively amend our Articles of Incorporation provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business, and do not anticipate paying any cash dividends on our common stock for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

As trusted partners to healthcare providers, patients, biopharmaceutical companies, academic and non-profit institutions, business partners and employees, we appreciate the importance of maintaining a comprehensive and trustworthy information security program. Our information security program is fully integrated into our operations, and a hallmark of our program is its cross-functional approach with our internal privacy objectives and stakeholders.

Our cybersecurity program is based on the ISO 27001 security controls set, and in particular, it focuses on the principles of confidentiality, integrity and availability. We maintain an ISO 27001 certification with a fully integrated set of operational policies and procedures to adhere to the domains of ISO 27001. This includes but is not limited to the organization of information security to assign roles and responsibilities within Adaptive, access controls to restrict employees' access to view only that information that is relevant to their roles, information security incident management, and compliance to broadly ensure alignment with applicable laws and regulations. We perform an annual risk assessment conducted by an outside assessor and conduct vendor risk assessments for third party vendors to evaluate their cybersecurity posture, as well as to identify and address any potential risks they may pose to our business. We also provide annual, mandatory cybersecurity training for employees to equip our workforce with the knowledge to identify and respond to cybersecurity threats, such as phishing attempts.

We have two internal bodies with management oversight of our cybersecurity program: our Privacy and Information Security Steering Committee ("PISSC"), which applies a high-level multidisciplinary framework to cybersecurity risks and risk assessment; and our Information Security Council ("ISC"), which oversees strategic operational information security matters in alignment with our technology operations. The PISSC is made up of our Privacy Officer, Chief Operations Officer, Chief Financial Officer, Head of Legal, SVP of Technology, SVP of Operations, and Chief People Officer and meets on a quarterly basis. The ISC is led by our Privacy Officer in coordination with our SVP of Technology and Head of Legal and is comprised of additional information security and technology organization stakeholders. Our PISSC and ISC collectively have more than 20 years of experience in cybersecurity and risk management. Our information security team and related staff are certified with leading cybersecurity governing bodies and provide our company with extensive expertise in cybersecurity and risk management.

Our board of directors is kept apprised of cybersecurity risks and assessments through regular presentations to the Audit Committee regarding our information security and privacy governance and reports on information security and privacy incidents. Cybersecurity threats, including as a result of any past cybersecurity incidents, have not materially affected us, including our business strategy, results of operations or financial condition. For more information regarding how cybersecurity risks may affect us, see the "Risk Factors" section.

Item 2. Properties

Our corporate headquarters is located in Seattle, Washington, where we lease approximately 100,000 square feet. The lease expires August 2033, subject to our option to twice extend the lease for five years. In a separate Seattle, Washington location, we lease approximately 65,500 square feet pursuant to a lease that expires in October 2032, subject to our option to twice extend the lease for five years. Both of our Seattle, Washington locations contain office and laboratory space.

We also lease approximately 27,000 square feet of a warehouse in Bothell, Washington. The lease expires in October 2031, subject to an early termination option in 2028 and an option to twice extend the lease for five years.

Additionally, we lease approximately 33,300 square feet of laboratory and office space in South San Francisco, California, pursuant to an amended lease that expires March 2026.

In November 2025, we entered into a lease to rent approximately 7,700 square feet of laboratory and office space in South San Francisco, California. The lease commenced February 2026, rent obligations commence October 2026 and the lease expires May 2029, subject to our option to extend the lease for three years.

Item 3. Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 4. Mine Safety Disclosures

Not applicable**.**

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock began trading on The Nasdaq Global Select Market under the symbol "ADPT" on June 27, 2019. Prior to that date, there was no public trading market for our common stock.

Holders of Record

As of February 20, 2026, there were approximately 61 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the growth and development of our business. We do not intend to pay cash dividends to our shareholders in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt securities, preferred stock or credit facility.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on our common stock with the cumulative total return on the NASDAQ Composite Index and the NASDAQ Biotechnology Index. The graph assumes $100 was invested at the market close on December 31, 2020 in each of our common stock, the NASDAQ Composite Index and the NASDAQ Biotechnology Index. Data for the NASDAQ Composite Index and the NASDAQ Biotechnology Index assume reinvestment of dividends. The stock price performance below is based on historical data and is not necessarily indicative of, nor intended to forecast, future performance of our common stock.



This graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of Adaptive Biotechnologies Corporation under the Securities Act or the Exchange Act.

Item 6. [Reserved]

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes and the other financial information appearing elsewhere in this Annual Report on Form 10-K, as well as the other financial information we file with the SEC from time to time. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties relating to our future plans, objectives, expectations, intentions and financial performance and the assumptions that underlie these statements. As a result of many factors, including those factors set forth in the "Risk Factors" section of this Annual Report on Form 10-K, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

This section generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 may be found in Part II, Item 7 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 3, 2025.

Overview

We are advancing the field of immune medicine by harnessing the inherent biology of the adaptive immune system to transform the diagnosis and treatment of disease. We believe the adaptive immune system is nature's most finely tuned diagnostic and therapeutic for most diseases, but the inability to decode it has prevented the medical community from fully leveraging its capabilities. Our immune medicine platform applies our proprietary technologies to read the diverse genetic code of a patient's immune system and understand precisely how the immune system detects and treats disease in that patient. We capture these insights in our dynamic clinical immunomics database and related antigen annotations, which are underpinned by computational biology and machine learning, and use them to develop and commercialize clinical products and services that can be tailored to the needs of individual patients. Our existing and future commercial products and services are aligned to two business areas which we refer to as MRD and Immune Medicine.

Our current product and service offerings in MRD related to the MRD market are our clonoSEQ clinical diagnostic test, offered to clinicians, and our clonoSEQ or MRD assay, offered to biopharmaceutical partners to advance drug development efforts. Our first clinical diagnostic product, clonoSEQ, is the first test authorized by the FDA for the detection and monitoring of MRD in patients with MM, B cell ALL and CLL, and is also available as a CLIA-validated laboratory developed test for patients with other lymphoid cancers, including DLBCL and MCL. In the fourth quarter of 2024, we obtained Medicare coverage for MCL and initiated promotional efforts in MCL. We also obtained a new Medicare CLFS rate of $2,007 per test for clonoSEQ and MolDX updated the clonoSEQ episode pricing to $8,029 for all covered indications. This represents a 17% increase from the previous episode price and the previous implied per test rate under the episode structure. In April 2025, Palmetto GBA expanded coverage of clonoSEQ to include single time point testing to monitor for recurrence in patients with a history of MCL. This expanded coverage is in addition to the existing Medicare episode payment structure for clonoSEQ. With the use of clonoSEQ, we are transforming how lymphoid cancers are treated by working with providers, pharmaceutical partners and payors. In an effort to enable easier test ordering, we have integrated our clonoSEQ test into electronic medical record systems, including Epic's Aura and Flatiron's OncoEMR, of numerous accounts.

Immune Medicine leverages our proprietary ability to sequence, map, pair and characterize TCRs and BCRs at scale to drive opportunities in cancer and autoimmune disorders. Our capabilities enable us to offer an expanding suite of solutions including: immune receptor sequencing, licensing of our proprietary data, TCR-antigen prediction models and our target discovery capabilities. We are applying AI and machine learning models to map at scale TCR sequences to the diseases they bind to enable commercial offerings and our own product research initiatives.

We recognized revenue of $277.0 million and $179.0 million for the year ended December 31, 2025 and 2024, respectively. Net loss attributable to Adaptive Biotechnologies Corporation was $59.5 million and $159.5 million for the year ended December 31, 2025 and 2024, respectively. We have funded our operations to date principally from the sale of convertible preferred stock and common stock, including the sale of common stock in our initial public offering and follow-on offering, revenue and the proceeds received from the Purchase Agreement. As of December 31, 2025 and 2024, we had cash, cash equivalents and marketable securities of $240.2 million and $256.0 million, respectively. These balances include $13.1 million and $0.3 million of cash held by Digital Biotechnologies, Inc., respectively.

Termination of the Genentech Agreement

On August 13, 2025, our worldwide collaboration and license agreement with Genentech, Inc. ("Genentech") (the "Genentech Agreement") was terminated, with termination effective February 9, 2026. There are no penalties nor future consideration due between either party. The termination of the Genentech Agreement was accounted for as a contract modification under Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). As there were no changes to the transaction price and no future development efforts on our part in connection with the periods subsequent to September 30, 2025, we recognized the remaining related deferred revenue during the three months ended September 30, 2025. We are no longer eligible to receive additional milestone payments or tiered royalties.

Components of Results of Operations

Revenue

We derive revenue by providing diagnostic and research services in our MRD and Immune Medicine business areas. Our MRD revenue consists of revenue generated from (1) providing our clonoSEQ report to clinical customers; (2) providing MRD sample testing services to biopharmaceutical customers and certain academic institutions, including investigator-led clinical trials; and (3) providing our clonoSEQ report or results to certain international laboratory sites through technology transfers. We disclose our clonoSEQ test volume, which includes the number of clonoSEQ reports and results we have provided to ordering physicians in the U.S. and international technology transfer sites. These volumes do not include sample results from our biopharmaceutical customers or academic institutions utilizing our MRD services. Our Immune Medicine revenue consists of revenue generated from (1) providing sample testing services for our commercial research product, Adaptive Immunosequencing; (2) data licensing and target discovery services; and (3) our former collaboration with Genentech under the Genentech Agreement.

For our clinical customers, we primarily derive revenue from providing our clonoSEQ report to ordering physicians. We bill commercial, government and medical institution payors based on reports delivered to ordering physicians. Amounts paid for clonoSEQ by commercial, government and medical institution payors vary based on respective reimbursement rates and patient responsibilities, which may differ from our targeted list price. We recognize clinical revenue by evaluating customer payment history, contracted reimbursement rates, if applicable, and other adjustments to estimate the amount of revenue that is collectible.

For our clonoSEQ coverage under Medicare, we bill an episode of treatment when we deliver the first eligible test report. This billing contemplates all necessary tests required during a patient's treatment cycle, which is currently estimated at approximately four tests per patient, including the initial sequence identification test. Revenue recognition commences at the time the initial billable test report is delivered and is based upon cumulative tests delivered to date. Any unrecognized revenue from the initial billable test is recorded as deferred revenue and recognized either as we deliver our estimate of the remaining tests in a patient's treatment cycle or when the likelihood becomes remote that a patient will receive additional testing. In certain cases, we continue to provide services and incur costs for patients who exceed our number of estimated tests.

For our research customers, which include biopharmaceutical customers and academic institutions for both our MRD and Adaptive Immunosequencing services, delivery of the respective test results may include some level of professional support and analysis. Terms with biopharmaceutical customers generally include non-refundable payments made in advance of services ("upfront payments"), which we record as deferred revenue. For all research customers, we recognize revenue as we deliver sequencing results. From time to time, we offer discounts in order to gain rights and access to certain datasets. Revenue is recognized net of these discounts and costs associated with these services are reflected in cost of revenue. In periods where our sample estimates are reduced or a customer project is cancelled and, in either case, we have remaining related deferred revenue, we recognize revenue using a cumulative catch-up approach based on the proportion of samples delivered to date relative to the total samples expected to be delivered. Certain of our MRD revenue arrangements with biopharmaceutical customers include cash consideration from the achievement of regulatory milestones of the respective biopharmaceutical customers' therapeutics. Such revenue is constrained from recognition until it becomes probable that such milestone will be achieved.

Under certain agreements with our biopharmaceutical customers who seek access to our platform to support their therapeutic development activities, revenues are generated from research and development support services that we provide or have developed. These agreements have included non-refundable upfront payments. Revenue recognized from these activities include revenue recognized from the former Genentech Agreement and a data licensing agreement.

For our data licensing agreement, we provide non‑exclusive licenses to specified TCR dataset tranches. We identified one performance obligation: the delivery of the respective TCR dataset tranche. We recognize revenue upon delivery of such licensed data. We also have the right to receive additional consideration upon the renewal or exercise of additional TCR dataset tranche licenses. These do not represent material rights, and as such, will be accounted for when and if exercised.

For our target discovery agreement, we received an initial upfront payment and rights to additional consideration upon the delivery of completed disease-specific TCRs pursuant to a research plan. We identified two distinct performance obligations: (1) to provide Adaptive immunosequencing services for customer provided specimens; and (2) the delivery of the disease-specific TCRs with the associated license rights. The consideration allocated to each of the respective performance obligations is recognized as revenue upon the delivery of the respective datasets. If the customer elects to further develop therapeutics, we may be eligible to receive additional development, commercial and sales milestones that could total up to $877.5 million. All such development, commercial and sales‑based milestone payments are fully constrained until the underlying triggering events occur. The customer is solely responsible for any subsequent development costs following the conclusion of the research plan.

We expect our MRD revenue to increase in both the short term and long term as we continue to increase our MRD clinical testing volume through enhanced penetration in our existing covered patient populations, expand into new patient populations and optimize payor coverage. Our MRD revenue may fluctuate period to period due to the uncertain timing of receipt of our biopharmaceutical customer samples, which may cause uncertainty in the delivery of our products and services, the recognition of milestones related to regulatory approvals of our biopharmaceutical customers' therapeutics and changes in estimates of our clinical revenue reimbursement rates.

We expect our Immune Medicine revenue to decrease in the short term given the termination of the Genentech Agreement. Our Immune Medicine revenue may fluctuate from period to period due to the timing of receipt of customer samples from our biopharmaceutical customers and the potential recognition of milestones under our target discovery agreement.

Cost of Revenue

Cost of revenue includes the cost of materials, personnel-related expenses (including salaries, benefits and share-based compensation), shipping and handling expenses, equipment costs, allocated facility costs associated with processing samples and professional support costs related to our service revenue activities. Allocated facility costs include depreciation of laboratory equipment, as well as allocated facility occupancy and information technology costs. Costs associated with processing samples are recorded as expense, regardless of the timing of revenue recognition. As such, cost of revenue and related volume does not always trend in the same direction as revenue recognition and related volume. Additionally, costs to support the Genentech Agreement are a component of our research and development expenses.

We expect cost of revenue to moderately increase in the short term and to increase in absolute dollars in the long term as we grow our sample testing volume, but the cost per sample to decrease over the long term due to the efficiencies we may gain as assay volume increases from improved utilization of our laboratory capacity, automation and other value engineering initiatives. If our sample volume throughput is reduced, cost of revenue as a percentage of total revenue may be adversely impacted due to fixed overhead costs.

Research and Development Expenses

Research and development expenses consist of laboratory materials costs, personnel-related expenses (including salaries, benefits and share-based compensation), equipment costs, allocated facility and information technology costs and contract service expenses. Research and development activities support further development and refinement of existing assays and products, discovery of new technologies and investments in our immune medicine platform. We also include in research and development expenses the costs associated with software development of applications to support future commercial opportunities, as well as development activities to support laboratory scaling and workflow. We are currently conducting research and development activities for several products and services and we typically use our laboratory materials, personnel, facilities, information technology and other development resources across multiple development programs. Additionally, certain of these research and development activities benefit more than one of our product opportunities.

The costs to support the Genentech Agreement were a component of our research and development expenses. Additionally, a component of our research and development expenses are costs supporting clinical and analytical validations to obtain regulatory approval for future clinical products and services. Some of these activities have generated and may in the future generate revenue.

We expect research and development expenses to moderately decrease in the short term and to decrease as a percentage of revenue in the long term, although the percentage may fluctuate from period to period due to the timing and extent of our development and commercialization efforts.

Sales and Marketing Expenses

Sales and marketing expenses include personnel-related expenses (including salaries, benefits and share-based compensation) for commercial sales, product and account management, marketing, reimbursement, medical education and business development personnel that support commercialization of our platform products. In addition, these expenses include external costs such as advertising expenses, customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated facility and information technology costs.

We expect sales and marketing expenses to increase in the short term. In the long term, we expect sales and marketing expenses to increase in absolute dollars as we increase marketing activities to drive awareness and adoption of our products and services. However, we expect sales and marketing expenses to decrease as a percentage of revenue in the long term, subject to fluctuations from period to period due to the timing and magnitude of these expenses.

General and Administrative Expenses

General and administrative expenses include personnel-related expenses (including salaries, benefits and share-based compensation) for our personnel in executive, legal, finance and accounting, human resources and other administrative functions, including third-party clinical billing services. In addition, these expenses include insurance costs, external legal costs, accounting and tax service expenses, consulting fees and allocated facility and information technology costs.

We expect general and administrative expenses to moderately increase in the short term and to decrease as a percentage of revenue in the long term.

Impairment of Long-Lived Assets Expenses

Impairment of long-lived assets expenses include our impairment charges for certain leased space, related long-lived assets (including leasehold improvements and laboratory equipment) and long-lived assets associated with our halted software enhancements. See Note 10, *Leases* and Note 15, *Restructurings* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for details regarding our impairment assessments and considerations.

Interest Expense

Interest expense includes costs associated with our revenue interest liability related to the Purchase Agreement and noncash interest costs associated with the amortization of the related deferred issuance costs. We impute interest expense using the effective interest rate method. We calculate an effective interest rate which will amortize our related obligation to zero over the anticipated repayment period. A significant increase or decrease in or changes in timing of forecasted revenue will prospectively impact our interest expense.

Statements of Operations Data and Other Financial and Operating Data

The following table sets forth our statements of operations data and other financial and operating data for the periods presented (in thousands, except share and per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Statements of Operations Data:			
Revenue	$ 276,976	$ 178,957	$ 170,276
Operating expenses			
Cost of revenue	71,359	72,080	75,553
Research and development	93,769	102,953	122,117
Sales and marketing	94,571	84,759	88,579
General and administrative	72,701	72,806	83,934
Amortization of intangible assets	1,699	1,703	1,699
Impairment of long-lived assets	—	7,205	25,429
Total operating expenses	334,099	341,506	397,311
Loss from operations	(57,123)	(162,549)	(227,035)
Interest and other income, net	9,444	14,534	15,531
Interest expense	(11,778)	(11,580)	(13,800)
Net loss	(59,457)	(159,595)	(225,304)
Add: Net (income) loss attributable to noncontrolling interest	(42)	103	54
Net loss attributable to Adaptive Biotechnologies Corporation	$ (59,499)	$ (159,492)	$ (225,250)
Net loss per share attributable to Adaptive Biotechnologies Corporation common shareholders, basic and diluted	$ (0.39)	$ (1.08)	$ (1.56)
Weighted-average shares used in computing net loss per share attributable to Adaptive Biotechnologies Corporation common shareholders, basic and diluted	151,721,939	147,101,648	144,383,294
Other Financial and Operating Data:			
Adjusted EBITDA[1]	$ 12,151	$ (80,371)	$ (116,413)

[1] Adjusted EBITDA is a non-GAAP financial measure that we define as net loss attributable to Adaptive Biotechnologies Corporation adjusted for interest and other income, net, interest expense, income tax (expense) benefit, depreciation and amortization expense, impairment costs for long-lived assets, restructuring expense and share-based compensation expense. See "Adjusted EBITDA" below for a reconciliation between Adjusted EBITDA and net loss attributable to Adaptive Biotechnologies Corporation, the most directly comparable GAAP financial measure, and a discussion about the limitations of Adjusted EBITDA.

Comparison of the Years Ended December 31, 2025 and 2024

Revenue

	Year Ended December 31,		Change		Percent of Revenue	
(in thousands, except percentages)	2025	2024	$	%	2025	2024
MRD revenue						
Service revenue	$ 192,834	$ 133,029	$ 59,805	45%		
Regulatory milestone revenue	19,500	12,500	7,000	56		
Total MRD revenue	212,334	145,529	66,805	46	77%	81%
Immune Medicine revenue						
Service and licensing revenue	23,360	19,976	3,384	17		
Collaboration revenue	41,282	13,452	27,830	207		
Total Immune Medicine revenue	64,642	33,428	31,214	93	23%	19%
Total revenue	$ 276,976	$ 178,957	$ 98,019	55	100%	100%

The $66.8 million increase in MRD revenue was primarily due to a $52.0 million increase in revenue generated from providing clonoSEQ to clinical customers, a $7.0 million increase in revenue recognized upon the achievement of regulatory milestones by certain of our biopharmaceutical customers, a $5.1 million increase in revenue generated from providing MRD sample testing services to biopharmaceutical customers and a $2.4 million increase in revenue generated from providing MRD sample testing services to investigator-led clinical trials. Our clonoSEQ test volume increased by 39% to 105,587 tests delivered in the year ended December 31, 2025 from 76,105 tests delivered in the year ended December 31, 2024.

The $31.2 million increase in Immune Medicine revenue was primarily due to a $27.8 million increase in revenue generated from the Genentech Agreement, driven largely by the termination of the Genentech Agreement and the resulting recognition of cash consideration received that was previously classified as deferred revenue, and a $6.0 million increase in revenue generated from a licensing agreement, partially offset by a $2.6 million decrease in sample testing revenue generated from our biopharmaceutical and academic customers.

Cost of Revenue

(in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change $	Change %	Percent of Revenue 2025	Percent of Revenue 2024
Cost of revenue	$ 71,359	$ 72,080	$ (721)	(1)%	26%	40%

The $0.7 million decrease in cost of revenue was primarily attributable to a $1.2 million decrease in cost of materials due largely to reductions in inventory write-offs and assay costs and a $1.2 million decrease in labor and overhead costs, which was largely driven by consolidation activities. These decreases were partially offset by a $1.6 million increase in shipping and handling and royalty expenses.

Research and Development

(in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change $	Change %	Percent of Revenue 2025	Percent of Revenue 2024
Research and development	$ 93,769	$ 102,953	$ (9,184)	(9)%	34%	58%

The following table presents disaggregated research and development expenses by cost classification for the periods presented:

(in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change
Research and development materials and allocated production laboratory expenses	$ 12,767	$ 15,844	$ (3,077)
Personnel expenses	56,944	62,742	(5,798)
Allocable facilities and information technology expenses	7,317	10,839	(3,522)
Software and cloud services expenses	6,786	4,908	1,878
Depreciation and other expenses	9,955	8,620	1,335
Total	$ 93,769	$ 102,953	$ (9,184)

The $9.2 million decrease in research and development expenses was primarily attributable to a $5.8 million decrease in personnel costs, a $3.5 million decrease in allocable facility expenses and a $3.1 million decrease in laboratory materials and allocated production laboratory expenses, which was driven primarily by decreased investments in drug discovery efforts. These decreases were partially offset by a $1.9 million increase in software and cloud services expenses and a $1.3 million increase in depreciation and other expenses.

Sales and Marketing

(in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change $	Change %	Percent of Revenue 2025	Percent of Revenue 2024
Sales and marketing	$ 94,571	$ 84,759	$ 9,812	12%	34%	47%

The $9.8 million increase in sales and marketing expenses was primarily attributable to a $6.7 million increase in personnel costs, a $1.7 million increase in consulting costs, a $1.4 million increase in computer and software expenses, a $0.7 million increase in allocated facility and overhead expenses and a $0.6 million increase in travel and customer event related expenses. These increases were partially offset by a $1.5 million decrease in marketing expenses, driven largely by reduced clonoSEQ and corporate marketing activities.

General and Administrative

(in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change $	Change %	Percent of Revenue 2025	Percent of Revenue 2024
General and administrative	$ 72,701	$ 72,806	$ (105)	*	26%	41%

* Decrease is less than 1%

The $0.1 million decrease in general and administrative expenses was primarily attributable to a $2.7 million decrease in personnel costs and a $1.1 million decrease in building, facility and depreciation related expenses. These decreases were partially offset by a $1.7 million increase in legal fees and a $1.7 million increase in third-party billing service fees.

Impairment of Long-Lived Assets

(in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change $	Change %	Percent of Revenue 2025	Percent of Revenue 2024
Impairment of long-lived assets	$ —	$ 7,205	$ (7,205)	(100)%	0%	4%

The $7.2 million decrease in impairment of long-lived assets expenses was attributable to the impairment of certain long-lived assets and our decision to vacate certain leased space as a result of various restructuring activities in 2024.

Interest and Other Income, Net

(in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change $	Change %
Interest and other income, net	$ 9,444	$ 14,534	$ (5,090)	(35)%

The $5.1 million decrease in interest and other income, net was primarily attributable to a decrease in net interest income and investment amortization driven by decreased holdings of and interest rates pertaining to our cash, cash equivalents and marketable securities.

Interest Expense

(in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change $	Change %
Interest expense	$ (11,778)	$ (11,580)	$ (198)	2%

The $0.2 million increase in interest expense was attributable to a change in our assumptions regarding the timeframe in which our Purchase Agreement will be fully repaid.

Segment Adjusted EBITDA

(in thousands, except percentages)	Year Ended December 31, 2025	Year Ended December 31, 2024	Change $	Change %
MRD Adjusted EBITDA[1]	$ 15,190	$ (41,223)	$ 56,413	(137)%
Immune Medicine Adjusted EBITDA[1]	10,251	(24,414)	34,665	(142)

[1] Adjusted EBITDA is a non-GAAP financial measure. See "Adjusted EBITDA" below for an explanation of how it is calculated and used by management. Adjusted EBITDA related to our unallocated category is included in the calculation of consolidated Adjusted EBITDA but not shown above in the breakout of segment Adjusted EBITDA.

The $56.4 million improvement in MRD Adjusted EBITDA was primarily attributable to a $66.8 million increase in MRD revenue, partially offset by an increase in operating expenses, excluding those identified as reconciling items between segment net loss and segment Adjusted EBITDA. The increase in these operating expenses relates primarily to sales and marketing activities.

The $34.7 million improvement in Immune Medicine Adjusted EBITDA was primarily attributable to a $31.2 million increase in Immune Medicine revenue, which was driven largely by revenue generated due to the termination of the Genentech Agreement, and a reduction in operating expenses, excluding those identified as reconciling items between segment net loss and segment Adjusted EBITDA. The primary drivers of the operating expense reduction relate to cost of revenue and research and development activities.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we define as net loss attributable to Adaptive Biotechnologies Corporation adjusted for interest and other income, net, interest expense, income tax (expense) benefit, depreciation and amortization expense, impairment costs for long-lived assets, restructuring expense and share-based compensation expense. We define our segment Adjusted EBITDA in the same way to the extent the net loss attributable to Adaptive Biotechnologies Corporation and adjustments are allocable to each segment. See Note 19, *Segment Information* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information regarding segment Adjusted EBITDA.

Management uses Adjusted EBITDA, including segment Adjusted EBITDA, to evaluate the financial performance of our business and segments and to evaluate the effectiveness of our strategies. We present these figures because we believe it is frequently used by analysts, investors and other interested parties to evaluate companies in our industry and it facilitates comparisons on a consistent basis across reporting periods. Further, we believe it is helpful in highlighting trends in our operating results because it excludes items that are not indicative of our core operating performance.

Adjusted EBITDA, including segment Adjusted EBITDA, has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. We may in the future incur expenses similar to the adjustments we make. In particular, we expect to incur meaningful share-based compensation expense in the future. Other limitations include that Adjusted EBITDA, including segment Adjusted EBITDA, does not reflect:

- all expenditures or future requirements for capital expenditures or contractual commitments;

- changes in our working capital needs;

- interest expense, which is an ongoing element of our costs to operate;

- income tax (expense) benefit, which may be a necessary element of our costs and ability to operate;

- the costs of replacing the assets being depreciated and amortized, which will often have to be replaced in the future;

- the noncash component of employee compensation expense;

- long-lived assets impairment costs; and

- the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations, such as our restructuring activities and reductions in workforce.

In addition, Adjusted EBITDA, including segment Adjusted EBITDA, may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

The following is a reconciliation of net loss attributable to Adaptive Biotechnologies Corporation, the most directly comparable GAAP financial measure, to Adjusted EBITDA for the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Net loss attributable to Adaptive Biotechnologies Corporation	$ (59,499)	$ (159,492)	$ (225,250)
Interest and other income, net	(9,444)	(14,534)	(15,531)
Interest expense[1]	11,778	11,580	13,800
Depreciation and amortization expense	17,833	19,256	22,231
Impairment of long-lived assets[2]	—	7,205	25,429
Restructuring expense[3]	—	2,004	—
Share-based compensation expense[4]	51,483	53,610	62,908
Adjusted EBITDA	$ 12,151	$ (80,371)	$ (116,413)

[1] Represents costs associated with our revenue interest liability and noncash interest costs associated with the amortization of the related deferred issuance costs. See Note 11, *Revenue Interest Purchase Agreement* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for details on the Purchase Agreement.

[2] Represents impairment costs for certain long-lived assets. See Note 10, *Leases* and Note 15, *Restructurings* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for details on our impairment expense.

[3] Represents personnel-related expenses recognized in conjunction with restructuring activities. See Note 15, *Restructurings* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for details on our restructuring expense.

[4] Represents share-based compensation expense related to stock option, restricted stock unit and market-based restricted stock unit awards. See Note 14, *Equity Incentive Plans* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for details on our share-based compensation expense.

Liquidity and Capital Resources

We have incurred losses since inception, apart from the three month period ended September 30, 2025, and have incurred negative cash flows from operations since inception through the year ended December 31, 2018, and again in the years ended December 31, 2020 through December 31, 2025. As of December 31, 2025, we had an accumulated deficit of $1.4 billion.

We have funded our operations to date principally from the sale of convertible preferred stock and common stock, revenue and the proceeds received from the Purchase Agreement. Pursuant to the Purchase Agreement entered into in September 2022, we received net cash proceeds of $124.4 million, after deducting issuance costs. As of December 31, 2025, we had cash, cash equivalents and marketable securities of $227.2 million, excluding $13.1 million of cash held by Digital Biotechnologies, Inc.

We believe our existing cash, cash equivalents and marketable securities will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We may consider raising additional capital to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

If our available cash, cash equivalents and marketable securities balances and anticipated cash flows are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing. The sale of equity and convertible debt securities may result in dilution to our shareholders and, in the case of preferred equity securities or convertible debt, those securities could provide for rights, preferences or privileges senior to those of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations. This additional capital may not be available on reasonable terms, or at all.

We plan to utilize the existing cash, cash equivalents and marketable securities on hand primarily to fund our commercial and assay development initiatives associated with clonoSEQ, our continued research and development initiatives related to mapping TCRs to antigens and the advancement of our target discovery capabilities. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to capital preservation and liquidity. Currently, our funds are held in money market funds and marketable securities consisting of U.S. government treasury and agency securities, corporate bonds and commercial paper.

While we may experience variability in revenue in the near term, over the long-term we expect revenue from our current and future products and services to grow. Accordingly, we expect our accounts receivable and inventory balances to increase. Our levels of accounts receivable may fluctuate relative to our revenue for a number of reasons, including the timing of milestone triggers and related payment of those milestones and an increase in revenue generated from clinical customers, which may result in more billings in arrears as opposed to upfront payments. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements.

Contractual Obligations

Our contractual obligations as of December 31, 2025 include operating lease obligations of $93.5 million, which reflects the minimum commitments for our office and laboratory spaces in Seattle, Washington and South San Francisco, California and our warehouse lease in Bothell, Washington. We also have an obligation to pay $1.4 million in non-cancellable undiscounted payments, exclusive of operating and maintenance costs, for a lease not yet commenced as of December 31, 2025. See Note 10, *Leases* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information, including the timing of cash payments related to our lease obligations. In connection with certain of our lease agreements, we have $2.1 million in letters of credit with one of our financial institutions.

Additionally, pursuant to the Purchase Agreement, the Purchasers have a right to receive Revenue Interests from us based on the Applicable Payment Percentage of the Revenue Base. The Applicable Payment Percentage shall be five percent of the quarterly Revenue Base. Revenue Interest Payments shall be made quarterly within 45 days following the end of each fiscal quarter. If OrbiMed has not received Revenue Interest Payments in the aggregate equal to or greater than the Purchaser Payment on or prior to September 12, 2028, the revenue interest rate shall be increased to a rate which, if applied retroactively to our cumulative Revenue Base, would have resulted in Revenue Interest Payments equal to the Purchaser Payment. OrbiMed will be entitled to 100% of the Revenue Interest Payments until it has received the Return Cap, unless full repayment of the amount of the Return Cap has not been made by September 12, 2032, in which case the Return Cap shall be increased to 175% of the Purchaser Payment. As projected revenues change from our initial estimates, the amount of the obligation and timing of payment is likely to change. See Note 11, *Revenue Interest Purchase Agreement* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

Furthermore, in March 2025, we entered into a three-year, $17.5 million commitment for certain cloud services, of which $11.3 million remains as of December 31, 2025. We also have minimum commitments for laboratory material suppliers, which are generally fulfilled within one year, additional software and service license commitments, which are generally fulfilled within one to three years, and royalty commitments.

Cash Flows

The following table summarizes our uses and sources of cash for the years ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Net cash used in operating activities	$ (45,986)	$ (95,212)
Net cash provided by investing activities	37,950	77,792
Cash provided by financing activities	30,403	241

Operating Activities

Net cash used in operating activities was primarily comprised of changes in operating assets and liabilities and net loss, as adjusted for noncash items. Noncash adjustments consist primarily of share-based compensation, depreciation and amortization and noncash lease expense.

Net cash used in operating activities was $46.0 million as compared to $95.2 million for the year ended December 31, 2025 and 2024, respectively. The decrease in net cash used in operating activities was primarily driven by an increase in customer collections.

Investing Activities

Net cash provided by investing activities was $38.0 million as compared to $77.8 million for the year ended December 31, 2025 and 2024, respectively. The decrease in net cash provided by investing activities was primarily due to a decrease in proceeds from maturities of marketable securities, partially offset by a reduction in purchases of marketable securities and property and equipment.

Financing Activities

Cash provided by financing activities was $30.4 million as compared to $0.2 million for the year ended December 31, 2025 and 2024, respectively. The increase in cash provided by financing activities was due to an increase in proceeds from the exercise of stock options and proceeds received from Digital Biotechnologies, Inc.'s Series A Preferred Stock financing.

Net Operating Loss Carryforwards

Utilization of our NOL carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 and similar state provisions. The annual limitation may result in the expiration of NOL carryforwards and credits before utilization. If there should be an ownership change, our ability to utilize our NOL carryforwards and credits could be limited. We have completed a Section 382 analysis for changes in ownership through December 31, 2023 and continue to monitor for changes that could trigger a limitation. Based on this analysis, we do not expect to have any permanent limitations on the utilization of our federal NOLs. Under the TCJA, federal NOLs incurred in 2018 and future years may be carried forward indefinitely, but the deductibility of such federal NOLs is subject to an annual limitation. NOLs generated prior to 2018 are eligible to be carried forward up to 20 years. Based on the available objective evidence, management determined that it was more likely than not that the net deferred tax assets would not be realizable as of December 31, 2025. Accordingly, management applied a full valuation allowance against net deferred tax assets as of December 31, 2025.

Critical Accounting Policies and Estimates

We have prepared the consolidated financial statements in accordance with GAAP. Our preparation of these consolidated financial statements requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses recorded during the periods presented. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and other relevant assumptions that we believe to be reasonable under the circumstances. Estimates are used in several areas, including, but not limited to, estimates of progress to date for certain performance obligations and the transaction price for certain contracts with customers, imputing interest for the Purchase Agreement, the provision for income taxes, including related reserves, the analysis of goodwill impairment and the recoverability and impairment of long-lived assets, among others. These estimates generally involve complex issues and require judgments, involve the analysis of historical results and prediction of future trends, can require extended periods of time to resolve and are subject to change from period to period. Actual results may differ materially from management's estimates.

While our significant accounting policies are described in more detail in Note 2, *Significant Accounting Policies* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K, we believe the following accounting policies are critical to the judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Our revenue arrangements may include upfront payments for the performance of services in the future, which have both fixed and variable consideration. Non-refundable upfront fees and funding for related research and development services are generally considered fixed consideration, while milestone payments are identified as variable consideration.

As we fulfill our obligations under these agreements, we perform the following steps to determine the amount of revenue to be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) we satisfy each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. For our biopharmaceutical customers, our performance obligations may include sequencing services and services associated with regulatory submission and approval processes. Significant management judgment is applied to determine (1) the measurement of the transaction price, including the constraint on variable consideration; (2) the allocation of the transaction price to the performance obligations; and (3) the appropriate input- or output-based method to recognize revenue and the extent of progress to date.

We include the unconstrained amount of estimated variable consideration in the transaction price. The amount included in the transaction price is not constrained to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur. At the end of each subsequent reporting period, we re-evaluate the estimated variable consideration included in the transaction price and any related constraint and, if necessary, adjust our estimate of the overall transaction price.

To select the measure of progress, we consider the expectations of the performance period which may be based on customer-dependent estimates of samples or internal estimates of the performance period based on both the customer and our expected development timeframes. For our former collaboration with Genentech, we estimated the extent of progress using a proportional performance model that used an input method based on costs incurred relative to the total estimated costs of research and development efforts to pursue both the Shared Products and Personalized Product pathways. These estimates were based on our internal estimates and development timeframes, which were subject to revision based on the potential outcomes for both product pathways, decisions made by Genentech, regulatory feedback or other factors not then-known. We regularly reviewed our expectations of the extent of progress, including whether any variable consideration was no longer constrained, and, if any changes in estimates were made, we recognized revenue using the cumulative catch-up method.

For agreements where we provide our clonoSEQ report to ordering physicians, we have identified one performance obligation: the delivery of a clonoSEQ report.

For arrangements with our commercial payors, the payment from the respective payors may vary based on the various reimbursement rates and patient responsibilities. As such, we consider the transaction price to be variable and record an estimate of the transaction price, subject to the constraint for variable consideration, as revenue at the time of delivery. The estimate of transaction price is based on historical and expected reimbursement rates with the various payors, which are monitored in subsequent periods and adjusted, as necessary, based on actual collection experience.

Revenue Interest Liability, Net and Related Imputed Interest

The revenue interest liability balance associated with the Purchase Agreement that we entered into in September 2022 with OrbiMed is presented net of unamortized issuance costs on the consolidated balance sheets. We impute our associated interest expense using the effective interest rate method. We calculate an effective interest rate which will amortize our related obligation to zero over the anticipated repayment period. The effective interest rate may vary during the term of the agreement depending on a number of factors, including changes in forecasted GAAP revenues. We evaluate the effective interest rate quarterly based on both achieved and forecasted revenues, utilizing the prospective method. The estimates of future revenues and resulting Revenue Interest Payments are based on key assumptions including population, penetration, probability of success and sales price, among others. A significant increase or decrease in or changes in timing of forecasted revenue will prospectively impact our interest expense and the time period for repayment. As of December 31, 2025, a hypothetical ten percent increase in forecasted quarterly revenue would not result in a material change in projected annual interest expense.

Goodwill

Goodwill represents the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. We assess goodwill for impairment annually on October 1 and upon any occurrence of triggering events or substantive changes in circumstances that could indicate a potential impairment.

We evaluate goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value of one or both of our reporting units is less than its respective carrying amount. We evaluate certain qualitative factors such as macroeconomic conditions, the market and industry in which we operate, cost factors, overall financial performance and other relevant entity- and reporting unit-specific events to determine if there are any negative trends or events that could indicate impairment. Key assumptions in this analysis include anticipated demand for our products and services, including industry and regulatory changes, revenue growth and financial performance trends. These assumptions are determined based on our historical performance and management's forecasted results. Management's estimates of forecasted results are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. If we determine that it is more likely than not that the fair value of one or both of our reporting units is less than its respective carrying amount, or if we choose to bypass the qualitative assessment, we perform a quantitative goodwill impairment test. If impairment exists, the carrying value of the allocated goodwill is reduced to fair value through an impairment charge recorded in the consolidated statements of operations. To date, we have not recognized any impairment of goodwill.

Recoverability and Impairment of Long-Lived Assets

We review long-lived assets for impairment annually or whenever events or circumstances indicate the carrying amount of an asset or asset group may not be recoverable. To test for recoverability, we compare the carrying amount of the asset or asset group to projected future net undiscounted cash flows. If the carrying amount is found to be unrecoverable, we then assess the asset's or asset group's fair value. We utilize the income approach to measure fair value, which requires management to make estimates regarding cash flow projections and discount rates. The extent to which the asset's or asset group's carrying amount exceeds its fair value represents the impairment cost to be recognized. Impairment losses, if incurred, are classified within the consolidated statements of operations in accordance with the use of the asset or asset group, if not separately stated within its own financial statement line item. During the year ended December 31, 2024, we recognized $7.2 million in impairment expense related to certain long-lived assets that were impaired in connection with restructuring activities. During the year ended December 31, 2023, we recognized $25.4 million in impairment expense related to certain right-of-use and related leasehold improvement assets. See Note 15, *Restructurings* and Note 10, *Leases*, respectively, of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

Recent Accounting Pronouncements

See Note 2, *Significant Accounting Policies* of the accompanying notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk for changes in interest rates related primarily to our cash and cash equivalents and marketable securities. As of December 31, 2025 and 2024, we had cash and cash equivalents of $70.5 million and $47.9 million, respectively, held primarily in cash deposits and money market funds. As of December 31, 2025, we had short-term and long-term marketable securities of $169.7 million, held in U.S. government treasury and agency securities, corporate bonds and commercial paper. As of December 31, 2024, we had short-term and long-term marketable securities of $208.0 million, held in U.S. government treasury securities, corporate bonds and commercial paper. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of interest rates in the U.S. As of December 31, 2025, a hypothetical 100 basis point increase in interest rates would have resulted in a $0.9 million decline in fair value of our available-for-sale securities, as compared to a $1.0 million decline as of December 31, 2024. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Such losses would only be realized if we sold the investments prior to maturity. We do not enter into investments for trading purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Item 8. Financial Statements and Supplementary Data

Adaptive Biotechnologies Corporation

Index to Consolidated Financial Statements

As of December 31, 2025 and 2024 and

For the Years Ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Adaptive Biotechnologies Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Adaptive Biotechnologies Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of clonoSEQ report revenue billed to commercial payors

Description of the Matter

During the year ended December 31, 2025, MRD Service revenue recognized was $192.8 million, which includes amounts from clonoSEQ reports provided to clinical customers and billed to commercial payors. As discussed in Note 2 in the consolidated financial statements, payment from these respective payors may differ from the targeted list price based on the various reimbursement rates, and therefore the transaction price includes variable consideration. Auditing the measurement of the Company's commercial clonoSEQ report revenue was complex due to the estimation required in determining the amount expected to be collected for each clonoSEQ report delivered. Commercial clonoSEQ report revenue was recognized based on an estimate of the transaction price, subject to constraints for variable consideration, at the time of delivery. In particular, the estimate of commercial clonoSEQ report revenue is affected by assumptions related to payor behavior such as historical payment patterns and commercial insurance reimbursement policies.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's commercial clonoSEQ report revenue recognition process. For example, we tested controls over management's review of the significant assumptions above and inputs used in calculating the estimated collections for clonoSEQ reports delivered and tested management's controls to compare actual payments received to previously forecasted activity.

Our audit procedures over the Company's commercial clonoSEQ report revenue included, among others, assessing the revenue model and testing the significant assumptions and inputs used by the Company in its analysis. We compared the significant assumptions and inputs used by management to the commercial payor collection trends and other relevant factors. We assessed the completeness and accuracy of the historical cash collections used in the Company's revenue models. We also assessed the completeness and accuracy of adjustments to estimates of future cash collections resulting from changes in collection trends and changes in payor behavior.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2015.
Seattle, Washington
February 26, 2026

Adaptive Biotechnologies Corporation
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

| | December 31, | |
	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 70,495	$ 47,920
Short-term marketable securities (amortized cost of $156,246 and $174,186, respectively)	156,485	174,374
Accounts receivable, net	50,365	41,731
Inventory	9,820	8,440
Prepaid expenses and other current assets	13,020	11,287
Total current assets	300,185	283,752
Long-term assets		
Property and equipment, net	34,107	48,616
Operating lease right-of-use assets	40,616	45,767
Long-term marketable securities (amortized cost of $13,220 and $33,682, respectively)	13,234	33,660
Restricted cash	2,689	2,897
Intangible assets, net	1,726	3,425
Goodwill	118,972	118,972
Other assets	1,207	2,287
Total assets	$ 512,736	$ 539,376
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$ 6,467	$ 7,265
Accrued liabilities	7,700	8,157
Accrued compensation and benefits	16,992	15,838
Current portion of operating lease liabilities	8,920	10,239
Current portion of deferred revenue	45,194	55,689
Current portion of revenue interest liability, net	4,642	865
Total current liabilities	89,915	98,053
Long-term liabilities		
Operating lease liabilities, less current portion	70,228	79,148
Deferred revenue, less current portion	1,006	27,256
Revenue interest liability, net, less current portion	126,566	132,414
Other long-term liabilities	20	20
Total liabilities	287,735	336,891
Commitments and contingencies (Note 12)		
Shareholders' equity		
Preferred stock: $0.0001 par value, 10,000,000 shares authorized at December 31, 2025 and 2024; no shares issued and outstanding at December 31, 2025 and 2024	—	—
Common stock: $0.0001 par value, 340,000,000 shares authorized at December 31, 2025 and 2024; 153,779,418 and 147,773,744 shares issued and outstanding at December 31, 2025 and 2024, respectively	15	14
Additional paid-in capital	1,581,848	1,506,353
Accumulated other comprehensive gain	253	166
Accumulated deficit	(1,363,323)	(1,303,824)
Total Adaptive Biotechnologies Corporation shareholders' equity	218,793	202,709
Noncontrolling interest	6,208	(224)
Total shareholders' equity	225,001	202,485
Total liabilities and shareholders' equity	$ 512,736	$ 539,376

The accompanying notes are an integral part of these consolidated financial statements.

Adaptive Biotechnologies Corporation
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2025	2024	2023
Revenue	$ 276,976	$ 178,957	$ 170,276
Operating expenses			
Cost of revenue	71,359	72,080	75,553
Research and development	93,769	102,953	122,117
Sales and marketing	94,571	84,759	88,579
General and administrative	72,701	72,806	83,934
Amortization of intangible assets	1,699	1,703	1,699
Impairment of long-lived assets	—	7,205	25,429
Total operating expenses	334,099	341,506	397,311
Loss from operations	(57,123)	(162,549)	(227,035)
Interest and other income, net	9,444	14,534	15,531
Interest expense	(11,778)	(11,580)	(13,800)
Net loss	(59,457)	(159,595)	(225,304)
Add: Net (income) loss attributable to noncontrolling interest	(42)	103	54
Net loss attributable to Adaptive Biotechnologies Corporation	$ (59,499)	$ (159,492)	$ (225,250)
Net loss per share attributable to Adaptive Biotechnologies Corporation common shareholders, basic and diluted	$ (0.39)	$ (1.08)	$ (1.56)
Weighted-average shares used in computing net loss per share attributable to Adaptive Biotechnologies Corporation common shareholders, basic and diluted	151,721,939	147,101,648	144,383,294

The accompanying notes are an integral part of these consolidated financial statements.

Adaptive Biotechnologies Corporation
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,					
		2025		2024		2023
Net loss	$	(59,457)	$	(159,595)	$	(225,304)
Other comprehensive income (loss)						
Change in unrealized gains and losses on investments		87		(49)		4,331
Comprehensive loss		(59,370)		(159,644)		(220,973)
Add: Comprehensive (income) loss attributable to noncontrolling interest		(42)		103		54
Comprehensive loss attributable to Adaptive Biotechnologies Corporation	$	(59,412)	$	(159,541)	$	(220,919)

The accompanying notes are an integral part of these consolidated financial statements.

Adaptive Biotechnologies Corporation
Consolidated Statements of Shareholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Gain	Accumulated Deficit	Noncontrolling Interest	Total Shareholders' Equity
	Shares	Amount					
Balance at December 31, 2022	143,105,002	$ 14	$ 1,387,349	$ (4,116)	$ (919,082)	$ (67)	$ 464,098
Issuance of common stock for cash upon exercise of stock options	470,405	—	2,245	—	—	—	2,245
Vesting of restricted stock units	1,506,864	—	—	—	—	—	—
Share-based compensation	—	—	62,908	—	—	—	62,908
Other comprehensive income	—	—	—	4,331	—	—	4,331
Net loss	—	—	—	—	(225,250)	(54)	(225,304)
Balance at December 31, 2023	145,082,271	14	1,452,502	215	(1,144,332)	(121)	308,278
Issuance of common stock for cash upon exercise of stock options	103,800	—	241	—	—	—	241
Vesting of restricted stock units, net	2,587,673	—	—	—	—	—	—
Share-based compensation	—	—	53,610	—	—	—	53,610
Other comprehensive loss	—	—	—	(49)	—	—	(49)
Net loss	—	—	—	—	(159,492)	(103)	(159,595)
Balance at December 31, 2024	147,773,744	14	1,506,353	166	(1,303,824)	(224)	202,485
Issuance of common stock for cash upon exercise of stock options	2,398,663	1	17,878	—	—	—	17,879
Vesting of restricted stock units and market-based restricted stock units	3,607,011	—	—	—	—	—	—
Share-based compensation	—	—	51,483	—	—	—	51,483
Capital contributions for Digital Biotechnologies, Inc.	—	—	6,134	—	—	6,390	12,524
Other comprehensive income	—	—	—	87	—	—	87
Net (loss) income	—	—	—	—	(59,499)	42	(59,457)
Balance at December 31, 2025	153,779,418	$ 15	$ 1,581,848	$ 253	$ (1,363,323)	$ 6,208	$ 225,001

The accompanying notes are an integral part of these consolidated financial statements.

Adaptive Biotechnologies Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2025	2024	2023
Operating activities			
Net loss	$ (59,457)	$ (159,595)	$ (225,304)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation expense	16,134	17,553	20,532
Noncash lease expense	5,364	5,277	6,920
Share-based compensation expense	51,483	53,610	62,908
Intangible assets amortization	1,699	1,703	1,699
Investment amortization	(2,512)	(8,208)	(9,184)
Impairment of long-lived assets	—	7,205	25,429
Write-off of inventory	563	1,938	1,387
Revenue interest purchase agreement interest	(2,071)	2,618	5,300
Other	578	141	172
Changes in operating assets and liabilities			
Accounts receivable, net	(8,646)	(3,744)	2,032
Inventory	(998)	5,372	(2,838)
Prepaid expenses and other current assets	(1,733)	83	(1,930)
Accounts payable and accrued liabilities	665	671	(5,407)
Operating lease right-of-use assets and liabilities	(10,452)	(9,385)	(8,676)
Deferred revenue	(36,745)	(10,478)	(29,291)
Other	142	27	(73)
Net cash used in operating activities	(45,986)	(95,212)	(156,324)
Investing activities			
Purchases of property and equipment	(2,959)	(3,664)	(10,697)
Purchases of marketable securities	(181,714)	(244,257)	(429,558)
Proceeds from maturities of marketable securities	222,623	325,713	569,902
Net cash provided by investing activities	37,950	77,792	129,647
Financing activities			
Proceeds from exercise of stock options	17,879	241	2,245
Proceeds from capital contributions for Digital Biotechnologies, Inc.	12,524	—	—
Cash provided by financing activities	30,403	241	2,245
Net increase (decrease) in cash, cash equivalents and restricted cash	22,367	(17,179)	(24,432)
Cash, cash equivalents and restricted cash at beginning of year	50,817	67,996	92,428
Cash, cash equivalents and restricted cash at end of year	$ 73,184	$ 50,817	$ 67,996
Noncash investing activities			
Purchases of equipment included in accounts payable and accrued liabilities	$ 509	$ 1,275	$ 687
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 12,638	$ 8,864	$ 8,985

The accompanying notes are an integral part of these consolidated financial statements.

Adaptive Biotechnologies Corporation
Notes to Consolidated Financial Statements

1. Organization and Description of Business

Adaptive Biotechnologies Corporation ("we," "us" or "our") is a commercial-stage company advancing the field of immune medicine by harnessing the inherent biology of the adaptive immune system to transform the diagnosis and treatment of disease. We believe the adaptive immune system is nature's most finely tuned diagnostic and therapeutic for most diseases, but the inability to decode it has prevented the medical community from fully leveraging its capabilities. Our immune medicine platform applies our proprietary technologies to read the diverse genetic code of a patient's immune system and understand precisely how the immune system detects and treats disease in that patient. We capture these insights in our dynamic clinical immunomics database and related antigen annotations, which are underpinned by computational biology and machine learning, and use them to develop and commercialize clinical products and services that can be tailored to the needs of individual patients.

We were incorporated in the State of Washington on September 8, 2009 under the name Adaptive TCR Corporation. On December 21, 2011, we changed our name to Adaptive Biotechnologies Corporation. We are headquartered in Seattle, Washington.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

We consolidate entities in which we have a controlling financial interest and subsidiaries in which we hold and/or control, directly or indirectly. The consolidated financial statements include the accounts of Adaptive Biotechnologies Corporation, Adaptive Biotechnologies B.V., our wholly-owned subsidiary, and Digital Biotechnologies, Inc., a subsidiary in which we had 49% ownership interest as of December 31, 2025 and have certain control rights. The remaining interest in Digital Biotechnologies, Inc., held by certain of our related parties, their related family trusts and Series A Preferred Stock owners are shown in the consolidated financial statements as noncontrolling interest. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the periods presented. We base our estimates on historical experience and other relevant assumptions that we believe to be reasonable under the circumstances. Estimates are used in several areas including, but not limited to, estimates of progress to date for certain performance obligations and the transaction price for certain contracts with customers, share-based compensation, imputing interest for our revenue interest purchase agreement (the "Purchase Agreement"), the provision for income taxes, including related reserves, the analysis of goodwill impairment and the recoverability and impairment of long-lived assets, among others. These estimates generally involve complex issues and require judgments, involve the analysis of historical results and prediction of future trends, can require extended periods of time to resolve and are subject to change from period to period. Actual results may differ materially from management's estimates.

Segment Information

We operate as two operating and reportable segments: Minimal Residual Disease ("MRD") and Immune Medicine. We have determined that our chief executive officer is the chief operating decision maker ("CODM"). The CODM regularly reviews operating results and other financial information presented at the MRD and Immune Medicine segment level, as well as on a consolidated basis, to make resource allocation decisions. The MRD and Immune Medicine segments are also our two reporting units.

Cash and Cash Equivalents

Cash and cash equivalents are stated at fair value. Cash equivalents include only securities having an original maturity of three months or less at the time of purchase. We limit our credit risk associated with cash and cash equivalents by placing our investments with banks that we believe are highly creditworthy and with highly rated money market funds. Cash and cash equivalents primarily consist of bank deposits and investments in money market funds.

Restricted Cash

We had a restricted cash balance of $2.7 million and $2.9 million as of December 31, 2025 and 2024, respectively. Our restricted cash primarily relates to certain balances we are required to maintain under lease arrangements for certain of our facility leases.

Investments in Marketable Securities

Marketable securities are classified as available-for-sale, consist of United States ("U.S.") government treasury and agency securities, corporate bonds and commercial paper and are reported at fair value. Unrealized holding gains and losses are reflected as a separate component of shareholders' equity in accumulated other comprehensive gain (loss) until realized. Realized gains and losses on the sale of these securities are recognized in net income or loss. The cost of marketable securities sold is based on the specific identification method.

Fair Value of Financial Instruments

The Financial Accounting Standards Board ("FASB") has defined fair value as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. The FASB established a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. The hierarchy defines three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices in active markets for identical assets or liabilities.

- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In certain cases, where there is limited activity or less transparency around valuation inputs, financial instruments are classified as Level 3 within the valuation hierarchy.

Our financial instruments consist of Level 1 and Level 2 assets and have included Level 3 liabilities in the past. The carrying amounts of certain financial instruments approximate fair value due to their short maturities. We did not have any nonfinancial assets or liabilities that were measured or disclosed at fair value on a recurring basis as of December 31, 2025 or 2024.

Concentrations of Risk

We are subject to a concentration of risk from a limited number of suppliers, or in certain cases, single suppliers, for some of our laboratory instruments and materials. This risk is managed by targeting a quantity of surplus stock.

Cash, cash equivalents and marketable securities are financial instruments that potentially subject us to concentrations of credit risk. We invest in money market funds, U.S. government treasury and agency securities, corporate bonds and commercial paper with high-quality accredited financial institutions.

Significant customers are those that represent more than ten percent of our total revenue or accounts receivable, net balances for the periods and as of each consolidated balance sheet date presented, respectively.

For each significant customer, revenue as a percentage of total revenue for the periods presented and accounts receivable, net as a percentage of total accounts receivable, net as of the dates presented were as follows:

| | Revenue | | | Accounts Receivable, Net | |
| | Year Ended December 31, | | | December 31, | |
	2025	2024	2023	2025	2024
Customer A[1]	16.3%	15.2%	*%	*%	*%
Customer B[2]	*	*	*	10.4	*
Genentech, Inc. and Roche Group[3]	16.6	*	27.8	*	*

* less than 10%

[1] The related revenue was recognized and reported by our MRD segment.
[2] The related accounts receivable, net balance was reported by both our MRD and Immune Medicine segments.
[3] The related revenue was recognized and reported by both our MRD and Immune Medicine segments.

Accounts Receivable

Accounts receivable consists of amounts due from customers for services performed. We review our accounts receivable for credit impairment and regularly analyze the status of significant past due receivables to determine if any will potentially be uncollectible to estimate the amount of allowance necessary to reduce accounts receivable to its estimated net realizable value.

Inventory

Inventory consists of laboratory materials and supplies used in lab analysis. We capitalize inventory when purchased and record expense upon order fulfillment for servicing revenue or utilization in our research and development laboratories. Inventory is valued at the lower of cost or market on a first-in, first-out basis. We periodically perform obsolescence assessments and write-off any inventory that is no longer usable. Long-term inventory of $0.6 million and $1.5 million was included within the other assets balance on the consolidated balance sheet as of December 31, 2025 and 2024, respectively.

Property and Equipment

Property and equipment consists of computer equipment, computer software, laboratory equipment, leasehold improvements, furniture and office equipment and assets under construction. Property and equipment are recorded at cost and depreciation is recognized using the straight-line method based on estimated useful life. Maintenance and repairs are charged to expense as incurred and costs of improvements are capitalized.

Useful lives assigned to property and equipment are as follows:

Laboratory equipment	3 years to 7 years
Leasehold improvements	Shorter of estimated useful life or remaining lease term
Computer equipment and software	3 years to 5 years
Furniture and office equipment	3 years to 7 years

We review long-lived assets for impairment annually or whenever events or circumstances indicate the carrying amount of an asset or asset group may not be recoverable. Gains and losses from asset disposals and impairment losses, if incurred, are classified within the consolidated statements of operations in accordance with the use of the asset or asset group, if not separately stated within its own financial statement line item. See Note 15, *Restructurings* and Note 10, *Leases* for more information regarding the impairment losses recognized during the year ended December 31, 2024 and 2023, respectively.

Intangible Assets

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date, which is regarded as their cost.

Intangible assets may also result from the purchase of assets and intellectual property in a transaction that does not qualify as a business combination. Intangible assets are amortized over their estimated useful lives on a straight-line basis which approximates their usage pattern. Intangible assets are reviewed for impairment at least annually or if indicators of potential impairment exist. We have not recognized any impairment losses on intangible assets.

Goodwill

Goodwill represents the excess of the purchase price over the net amount of attributed identifiable assets acquired and liabilities assumed in a business combination measured at fair value. We assess goodwill for impairment annually on October 1, or more frequently if events or changes in circumstances would more likely than not reduce the fair value of one or both of our reporting units below its respective carrying value. We evaluate goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value of one or both of our reporting units is less than its respective carrying amount. If we so determine, or if we choose to bypass the qualitative assessment, we perform a quantitative goodwill impairment test. If impairment exists, the carrying value of the allocated goodwill is reduced to its fair value through an impairment charge recorded in the consolidated statements of operations. To date, we have not recognized any impairment of goodwill.

Leases

We determine if an arrangement contains a lease at inception. We have operating lease agreements for the laboratory, office and warehouse facilities that we occupy. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized at the date the underlying asset becomes available for our use and are based on the present value of the future minimum lease payments over the lease term. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less lease incentives received. As our leases generally do not provide an implicit interest rate, the present value of our future minimum lease payments is determined using our incremental borrowing rate. This rate is an estimate of the collateralized borrowing rate we would incur on our future lease payments over a similar term and is based on the information available to us at the lease commencement date, or as of January 1, 2020 for commenced leases that existed as of our adoption of Accounting Standards Update ("ASU") No. 2016-02, *Leases* (Topic 842).

Certain of our leases contain options to extend or terminate the lease; lease terms are adjusted for these options only when it is reasonably certain we will exercise these options. Our lease agreements do not contain residual value guarantees or covenants.

We have made a policy election regarding our real estate leases not to separate nonlease components from lease components, to the extent they are fixed. Nonlease components that are not fixed are expensed as incurred as variable lease expense. Our leases for laboratory, office and warehouse facilities typically include variable nonlease components, such as common-area maintenance costs. We have also elected not to record on the consolidated balance sheets a lease that has a lease term of twelve months or less and does not contain a purchase option that we are reasonably certain to exercise.

We review our right-of-use assets for impairment annually or whenever events or circumstances indicate the carrying amount of an asset or asset group may not be recoverable. Impairment losses are classified within the consolidated statements of operations in accordance with the use of the asset or asset group, if not separately stated within its own financial statement line item. See Note 15, *Restructurings* and Note 10, *Leases* for more information regarding the right-of-use asset and related long-lived asset impairment losses recognized during the year ended December 31, 2024 and 2023, respectively.

Lease expense is recognized on a straight-line basis over the terms of the leases. Incentives granted under our facilities leases, including rent holidays, are recognized as adjustments to lease expense on a straight-line basis over the terms of the leases.

Revenue Interest Liability, Net and Related Imputed Interest

The revenue interest liability balance associated with the Purchase Agreement that we entered into in September 2022 is presented net of unamortized issuance costs on the consolidated balance sheets. We impute our associated interest expense using the effective interest rate method. We calculate an effective interest rate which will amortize our related obligation to zero over the anticipated repayment period. The effective interest rate may vary during the term of the agreement depending on a number of factors, including changes in forecasted GAAP revenues. We evaluate the effective interest rate quarterly based on both achieved and forecasted revenues, utilizing the prospective method. A significant increase or decrease in or changes in timing of forecasted revenue will prospectively impact our interest expense and the time period for repayment.

Revenue Recognition

For all revenue-generating contracts, we perform the following steps to determine the amount of revenue to be recognized: (1) identify the contract or contracts; (2) determine whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (3) measure the transaction price, including the constraint on variable consideration; (4) allocate the transaction price to the performance obligations based on estimated selling prices; and (5) recognize revenue when (or as) we satisfy each performance obligation.

We derive revenue by providing diagnostic and research services in our MRD and Immune Medicine business areas. Our MRD revenue consists of revenue generated from (1) providing our clonoSEQ report to clinical customers; (2) providing MRD sample testing services to biopharmaceutical customers and certain academic institutions, including investigator-led clinical trials; and (3) providing our clonoSEQ report or results to certain international laboratory sites through technology transfers. Our Immune Medicine revenue consists of revenue generated from (1) providing sample testing services for our commercial research product, Adaptive Immunosequencing; (2) data licensing and target discovery services; and (3) our former collaboration with Genentech, Inc. ("Genentech") under the worldwide collaboration and license agreement with Genentech (the "Genentech Agreement").

For agreements where we provide our clonoSEQ report to ordering physicians, we have identified one performance obligation: the delivery of a clonoSEQ report. We bill and receive payments for these transactions from commercial, government and medical institution payors. As payment from the respective payors may vary based on the various reimbursement rates and patient responsibilities, we consider the transaction price to be variable and record an estimate of the transaction price, subject to the constraint for variable consideration, as revenue at the time of delivery. The estimate of transaction price is based on historical and expected reimbursement rates with the various payors, which are monitored in subsequent periods and adjusted, as necessary, based on actual collection experience.

Regarding our clonoSEQ coverage under Medicare, we bill an episode of treatment when we deliver the first eligible test report. This billing contemplates all necessary tests required during a patient's treatment cycle, which is currently estimated at approximately four tests per patient, including the initial sequence identification test. Revenue recognition commences at the time the initial billable test report is delivered and is based upon cumulative tests delivered to date. We estimate the number of tests we expect to deliver over a patient's treatment cycle based on historical testing frequencies for patients by indication. These estimates are subject to change as we develop more information about utilization over time. Any unrecognized revenue from the initial billable test is recorded as deferred revenue and is recognized either as we deliver our estimate of the remaining tests in a patient's treatment cycle or when the likelihood becomes remote that a patient will receive additional testing. In certain cases, we continue to provide services and incur costs for patients who exceed our number of estimated tests.

The contract transaction price for agreements we enter into with biopharmaceutical customers to further develop and commercialize their therapeutics may consist of a combination of non-refundable upfront fees, separately priced MRD testing fees and milestone fees earned upon our customers' achievement of certain regulatory approvals. Depending on the contract, these agreements include single or multiple performance obligations. Such performance obligations include providing services to support our customers' therapeutic development efforts, including regulatory support where our technology is intended to be utilized as part of our customers' registrational trials, developing analytical plans for our data, participating on joint committees, assisting in completing a regulatory submission and providing MRD testing services related to customer-provided samples for our customers' regulatory submissions. Generally, the support services, excluding MRD testing services, are not distinct within the context of the contract and thus are accounted for as a single performance obligation. The transaction price allocated to the respective performance obligations is estimated using a standalone selling price for the estimated MRD testing services. When MRD sample testing services are separately priced customer options, we assess if a material right exists and, if not, the customer option to purchase additional MRD sample testing services is not considered part of the contract. We recognize revenue related to MRD testing services over time using an output method based on the proportion of sample results delivered relative to the total amount of sample results expected to be delivered, when expected to be a faithful depiction of progress. When an output method based on the proportion of sample results delivered is not expected to be a faithful depiction of progress, we utilize an input method using a cost-based model based on estimates of effort completed. Selecting the measure of progress and estimating progress to date requires significant judgment. Except for any non-refundable upfront fees, the other forms of compensation represent variable consideration. At contract inception, we fully constrain any consideration related to regulatory milestones, as the achievement of such milestones is subject to third-party regulatory approval and the customers' own submission decision-making. Variable consideration related to regulatory milestones is estimated using the most likely amount method, where variable consideration is constrained until it is probable that a significant reversal of cumulative revenue will not occur. Milestone payments for regulatory approvals, which are not within our customers' control, are not considered probable of being achieved until those approvals are received. Determining whether regulatory milestone payments are probable is an area that requires significant judgment. In making this assessment, we evaluate scientific, clinical, regulatory and other risks, as well as the level of effort and investment required to achieve the respective milestone.

For biopharmaceutical customers who utilize either our MRD or Adaptive Immunosequencing services, contracts typically include an amount billed in advance of services ("upfront") and subsequent billings as sample results are delivered to the customer. Upfront amounts received are recorded as deferred revenue, which we recognize as revenue upon satisfaction of performance obligations. We have identified two typical performance obligations under the terms of our research service contracts: (1) the delivery of our MRD data or Adaptive Immunosequencing for customer provided samples; and (2) related data analysis. We recognize revenue for both identified performance obligations as sample results are delivered to the customer. In periods where our sample estimates are reduced or a customer project is cancelled and, in either case, we have remaining related deferred revenue, we recognize revenue using a cumulative catch-up approach based on the proportion of samples delivered to date relative to the total samples expected to be delivered.

For our data licensing agreement, we provide non‑exclusive licenses to specified T cell receptor ("TCR") dataset tranches. We identified one performance obligation: the delivery of the respective TCR dataset tranche. We recognize revenue upon delivery of such licensed data. We also have the right to receive additional consideration upon the renewal or exercise of additional TCR dataset tranche licenses. These do not represent material rights, and as such, will be accounted for when and if exercised.

For our target discovery agreement, we received an initial upfront payment and rights to additional consideration upon the delivery of completed disease-specific TCRs pursuant to a research plan. We identified two distinct performance obligations: (1) to provide Adaptive immunosequencing services for customer provided specimens; and (2) the delivery of the disease-specific TCRs with the associated license rights. The consideration allocated to each of the respective performance obligations is recognized as revenue upon the delivery of the respective datasets. If the customer elects to further develop therapeutics, we may be eligible to receive additional development, commercial and sales milestones that could total up to $877.5 million. All such development, commercial and sales‑based milestone payments are fully constrained until the underlying triggering events occur. The customer is solely responsible for any subsequent development costs following the conclusion of the research plan.

Contract Balances

In certain circumstances, billing may occur prior to services being performed. Upfront payments are recorded as deferred revenue, or contract liabilities. We classify deferred revenue as current when we expect our performance obligations will be completed within the next twelve months; however, we do not control the timing of customer provided samples. For service and collaboration activities, excluding those related to the Genentech Agreement (for which we have no remaining deferred revenue balances as of December 31, 2025), we assess the performance obligations and recognize deferred revenue as current or non-current based upon forecasted delivery times, which are customer coordinated. In certain circumstances, a customer project may be cancelled or terminated prior to the delivery of all related services covered by a customer's upfront payment. In these circumstances, we recognize revenue when sufficient evidence is obtained that a reversal of revenue is not probable. We also recognize revenue when our estimate of total samples to be provided under certain of our agreements is reduced or, in the case of contract balances related to Medicare, when the likelihood becomes remote that a patient will receive additional testing. See Note 3, *Revenue* for our former deferred revenue policy related to the Genentech Agreement.

Share-Based Compensation

Share-based compensation includes compensation expense for stock option, restricted stock unit and market-based restricted stock unit grants made to employees and non-employees. It represents the grant date fair value of the grants and is recognized over the requisite service period of the awards, usually the vesting period, on a straight-line basis, net of actual forfeitures. We estimate the grant date fair value of stock option and market-based restricted stock unit grants using the Black-Scholes option-pricing model and the Monte Carlo valuation model, respectively.

Advertising

Advertising costs are expensed as incurred. Advertising expenses were $4.1 million, $6.1 million and $8.6 million for the year ended December 31, 2025, 2024 and 2023, respectively.

Cost of Revenue

Cost of revenue includes the cost of materials, personnel-related expenses (including salaries, benefits and share-based compensation), shipping and handling expenses, equipment costs, allocated facility costs associated with processing samples and professional support costs related to our service revenue activities. Allocated facility costs include depreciation of laboratory equipment, as well as allocated facility occupancy and information technology costs. Costs associated with processing samples are recorded as expense, regardless of the timing of revenue recognition.

Research and Development Expenses

Research and development expenses consist of laboratory materials costs, personnel-related expenses (including salaries, benefits and share-based compensation), equipment costs, allocated facility and information technology costs and contract service expenses. Research and development activities support further development and refinement of existing assays and products, discovery of new technologies and investments in our immune medicine platform. We also include in research and development expenses the costs associated with software development of applications to support future commercial opportunities, as well as development activities to support laboratory scaling and workflow. Additionally, a component of our research and development expenses are costs supporting clinical and analytical validations to obtain regulatory approval for future clinical products and services. Research and development costs are expensed as incurred. Upfront payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized, then are recognized as an expense as the goods are consumed or the related services are performed. Costs to support the Genentech Agreement were also a component of our research and development expenses.

Sales and Marketing Expenses

Sales and marketing expenses include personnel-related expenses (including salaries, benefits and share-based compensation) for commercial sales, product and account management, marketing, reimbursement, medical education and business development personnel that support commercialization of our platform products. In addition, these expenses include external costs such as advertising expenses, customer education and promotional expenses, market analysis expenses, conference fees, travel expenses and allocated facility and information technology costs.

Impairment of Long-Lived Assets Expenses

Impairment of long-lived assets expenses include our impairment charges for certain leased office and laboratory space, related long-lived assets (including leasehold improvements and laboratory equipment) and long-lived assets associated with our halted software enhancements.

Interest Expense

Interest expense includes costs associated with our revenue interest liability and noncash interest costs associated with the amortization of the related deferred issuance costs. We impute interest expense using the effective interest rate method. We calculate an effective interest rate which will amortize our related obligation to zero over the anticipated repayment period. A significant increase or decrease in or changes in timing of forecasted revenue will prospectively impact our interest expense.

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and the operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Deferred tax assets and liabilities are measured at the consolidated balance sheet date using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in the period such tax rate changes are enacted. Our net deferred tax assets are fully offset by a valuation allowance, because of our history of losses.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained upon examination.

Net Loss Per Share Attributable to Adaptive Biotechnologies Corporation Common Shareholders

We calculate basic net loss per share attributable to our common shareholders by dividing net loss attributable to us by our weighted-average number of shares of common stock outstanding for the period. The diluted net loss per share attributable to our common shareholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period determined using the treasury stock method. For purposes of this calculation, outstanding stock options, nonvested restricted stock units outstanding, nonvested performance-based restricted stock units outstanding and the maximum nonvested market-based restricted stock units outstanding eligible to be earned are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to our common shareholders, as their effect is anti-dilutive.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures* ("ASU 2023-09"), which primarily intends to enhance the rate reconciliation and income taxes paid disclosures. This guidance is effective for annual periods beginning after December 15, 2024. Early adoption is permitted and the guidance is to be applied prospectively; retrospective application is permitted. We retrospectively adopted this guidance in fiscal year 2025, which resulted in updated and incremental income tax disclosures. See Note 16, *Income Taxes* for more information.

New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures* (Subtopic 220-40)*: Disaggregation of Income Statement Expenses*, which intends to improve financial reporting by requiring disclosure of additional information about specific expense categories. This guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and the guidance is to be applied prospectively and may be applied retrospectively. We are currently evaluating the impact of this guidance on our consolidated financial statements and related disclosures.

3. Revenue

We disaggregate our revenue from contracts with customers by business area and type of arrangement, as we believe this best depicts how the nature, amount, timing and uncertainty of our revenue and cash flows are affected by economic factors.

The following table presents our disaggregated revenue for the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
MRD revenue			
Service revenue	$ 192,834	$ 133,029	$ 102,739
Regulatory milestone revenue	19,500	12,500	—
Total MRD revenue	212,334	145,529	102,739
Immune Medicine revenue			
Service and licensing revenue	23,360	19,976	24,959
Collaboration revenue[1]	41,282	13,452	42,578
Total Immune Medicine revenue	64,642	33,428	67,537
Total revenue	$ 276,976	$ 178,957	$ 170,276

[1] On August 13, 2025, the Genentech Agreement was terminated, with termination effective February 9, 2026. See "Genentech Collaboration Agreement" below for more information regarding the resulting impact on revenue recognized during the year ended December 31, 2025.

During the year ended December 31, 2025, 2024 and 2023, we recognized $10.2 million, $6.5 million and $4.9 million, respectively, in MRD service revenue related to Medicare reimbursements resulting from our determination that the likelihood of additional testing for specific patients was remote and cancelled customer contracts. We also recognized $0.7 million during the year ended December 31, 2023 for changes in estimates of total samples to be provided under certain of our agreements.

During the year ended December 31, 2025, 2024 and 2023, we recognized $0.8 million, $1.2 million and $0.6 million, respectively, in Immune Medicine service revenue related to cancelled customer contracts.

As of December 31, 2025, we could receive up to an additional $381.0 million in milestone payments in future periods if certain regulatory approvals are obtained by our customers' therapeutics in connection with MRD data generated from our MRD product.

Genentech Collaboration Agreement

In December 2018, we entered into the Genentech Agreement to leverage our capability to develop cellular therapies in oncology. Subsequent to receipt of regulatory approval in January 2019, we received a non-refundable, upfront payment of $300.0 million in February 2019. We also received a $10.0 million milestone payment in 2023. Prior to receiving the termination notice, we may have been eligible to receive an additional $1.8 billion over time, including payments of up to $65.0 million upon the achievement of specified regulatory milestones, up to $300.0 million upon the achievement of specified development milestones and up to $1,430.0 million upon the achievement of specified commercial milestones. In addition, we were also separately able to receive tiered royalties at a rate ranging from the mid-single digits to the mid-teens on aggregate worldwide net sales of products arising from the strategic collaboration, subject to certain reductions, with aggregate minimum floors.

Under the Genentech Agreement, we were pursuing two product development pathways for novel T cell therapeutic products in which Genentech intended to use TCRs screened by our immune medicine platform to engineer and manufacture cellular medicines:

- Shared Products. If developed, the shared products will use "off-the-shelf" TCRs identified against cancer antigens shared among patients ("Shared Products").

- Personalized Product. If developed, the personalized product will use patient-specific TCRs identified by real-time screening of TCRs against cancer antigens in each patient ("Personalized Product").

Under the terms of the Genentech Agreement, we granted Genentech exclusive worldwide licenses to develop and commercialize TCR-based cellular therapies in the field of oncology, including licenses to existing shared antigen data packages. Additionally, Genentech had the right to determine which product candidates to further develop for commercialization purposes. We determined that this arrangement met the criteria set forth in Accounting Standards Codification ("ASC") Topic 808, *Collaborative Arrangements* ("ASC 808"), because both parties were active participants in the activity and were exposed to significant risks and rewards depending on the activity's commercial failure or success. Because ASC 808 does not provide guidance on how to account for the activities under a collaborative arrangement, we applied the guidance in ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606") to account for the activities related to the Genentech Agreement.

In applying ASC 606, we identified the following performance obligations at the inception of the agreement:

1. License to utilize on an exclusive basis all TCR-specific platform intellectual property to develop and commercialize any licensed products in the field of oncology.

2. License to utilize all data and information within each shared antigen data package and any other know-how disclosed by us to Genentech in oncology.

3. License to utilize all private antigen TCR product data in connection with research and development activities in the field of use.

4. License to existing shared antigen data packages.

5. Research and development services for Shared Products development, including expansion of shared antigen data packages.

6. Research and development services for private product development.

7. Obligations to participate on various joint research, development and project committees.

We determined that none of the licenses, research and development services or obligations to participate on various committees were distinct within the context of the contract, given such rights and activities were highly interrelated and there was substantial additional research and development to further develop the licenses. We considered factors such as the stage of development of the respective existing antigen data packages, the subsequent development that would be required to both identify and submit a potential target for investigational new drug acceptance under both product pathways and the variability in research and development pathways given Genentech's control of product commercialization. Specifically, under the Genentech Agreement, Genentech was not required to pursue development or commercialization activities pertaining to both product pathways and may have chosen to proceed with one or the other. Accordingly, we determined that all of the identified performance obligations were attributable to one general performance obligation, which was to further the development of our TCR-specific platform, including data packages, and continue to make our TCR identification process available to Genentech to pursue either product pathway.

Separately, we had a responsibility to Genentech to enter into a supply and manufacturing agreement for patient-specific TCRs as it pertained to any Personalized Product therapeutic. We determined this was an option right of Genentech should they pursue commercialization of a Personalized Product therapy. Because of the uncertainty resulting from the early stage of development, the novel approach of our collaboration with Genentech and our rights to future commercial milestones and royalty payments, we determined that this option right was not a material right that should be accounted for at inception. As such, we determined to account for the supply and manufacturing agreement when and if entered into between the parties.

We determined the initial transaction price shall be made up of only the $300.0 million upfront, non-refundable payment, as all the then-potential regulatory and development milestone payments were probable of significant revenue reversal given their achievement was highly dependent on factors outside our control. As a result, these payments were fully constrained and were not included in the initial transaction price. In May 2023, one of the regulatory milestones was achieved, resulting in a $10.0 million addition to the transaction price, $7.7 million of which was recognized as revenue in the three months ended June 30, 2023, with the remainder included in deferred revenue to be recognized as revenue over the remaining research and development period. We continued to exclude the commercial milestones and potential royalties from the transaction price, as those items related predominantly to the license rights granted to Genentech and would be assessed when and if such events occurred.

As there were potential substantive developments necessary, which Genentech may have been able to direct, we determined that we would apply a proportional performance model to recognize revenue for our performance obligation. We measured proportional performance using an input method based on costs incurred relative to the total estimated costs of research and development efforts to pursue both the Shared Products and Personalized Product pathways.

On August 13, 2025, the Genentech Agreement was terminated, with termination effective February 9, 2026. There are no penalties nor future consideration due between either party. The termination of the Genentech Agreement was accounted for as a contract modification under ASC 606. As there were no changes to the transaction price and no future development efforts on our part in connection with the periods subsequent to September 30, 2025, we recognized the remaining related deferred revenue during the three months ended September 30, 2025. We are no longer eligible to receive additional milestone payments or tiered royalties.

We recognized $41.3 million, $13.5 million and $42.6 million in Immune Medicine collaboration revenue during the year ended December 31, 2025, 2024 and 2023, respectively, related to the Genentech Agreement. Costs related to the Genentech Agreement were included in research and development expenses.

4.   Deferred Revenue

There is no deferred revenue from the Genentech Agreement on the consolidated balance sheet as of December 31, 2025. Deferred revenue from the Genentech Agreement represents $15.9 million and $25.4 million of the current and non-current deferred revenue balances, respectively, on the consolidated balance sheet as of December 31, 2024.

We expect our current deferred revenue to be recognized as revenue within 12 months. We expect the majority of our non-current deferred revenue to be recognized as revenue over a period of approximately three years from December 31, 2025. This period of time represents an estimate of the ongoing sample testing for our customers' therapeutic development efforts.

Changes in deferred revenue during the year ended December 31, 2025 were as follows (in thousands):

Deferred revenue balance at December 31, 2024	$ 82,945
Additions to deferred revenue during the period	68,583
Revenue recognized during the period	(105,328)
Deferred revenue balance at December 31, 2025	$ 46,200

As of December 31, 2025, $68.3 million was recognized as revenue that was included in the deferred revenue balance at December 31, 2024.

5.   Fair Value Measurements

The following tables set forth the fair values of financial assets as of December 31, 2025 and 2024 that were measured at fair value on a recurring basis (in thousands):

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Financial assets				
Money market funds	$ 28,489	$ —	$ —	$ 28,489
Commercial paper	—	9,932	—	9,932
U.S. government treasury and agency securities	—	125,605	—	125,605
Corporate bonds	—	34,182	—	34,182
Total financial assets	$ 28,489	$ 169,719	$ —	$ 198,208

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Financial assets				
Money market funds	$ 35,790	$ —	$ —	$ 35,790
Commercial paper	—	2,479	—	2,479
U.S. government treasury securities	—	187,181	—	187,181
Corporate bonds	—	18,374	—	18,374
Total financial assets	$ 35,790	$ 208,034	$ —	$ 243,824

Level 1 securities include highly liquid money market funds, for which we measure the fair value based on quoted prices in active markets for identical assets or liabilities. Level 2 securities consist of U.S. government treasury and agency securities, corporate bonds and commercial paper, and are valued based on recent trades of securities in inactive markets or on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

6. Investments

Available-for-sale investments consisted of the following as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025			
	Amortized Cost	**Unrealized Gain**	**Unrealized Loss**	**Estimated Fair Value**
Short-term marketable securities				
Commercial paper	$ 9,931	$ 1	$ —	$ 9,932
U.S. government treasury securities	114,138	204	—	114,342
Corporate bonds	32,177	34	—	32,211
Total short-term marketable securities	$ 156,246	$ 239	$ —	$ 156,485
Long-term marketable securities				
U.S. government treasury and agency securities	$ 11,250	$ 13	$ —	$ 11,263
Corporate bonds	1,970	1	—	1,971
Total long-term marketable securities	$ 13,220	$ 14	$ —	$ 13,234

	December 31, 2024			
	Amortized Cost	**Unrealized Gain**	**Unrealized Loss**	**Estimated Fair Value**
Short-term marketable securities				
Commercial paper	$ 2,476	$ 3	$ —	$ 2,479
U.S. government treasury securities	153,353	211	(43)	153,521
Corporate bonds	18,357	19	(2)	18,374
Total short-term marketable securities	$ 174,186	$ 233	$ (45)	$ 174,374
Long-term marketable securities				
U.S. government treasury securities	$ 33,682	$ 27	$ (49)	$ 33,660
Total long-term marketable securities	$ 33,682	$ 27	$ (49)	$ 33,660

All the U.S. government treasury and agency securities, corporate bonds and commercial paper designated as short-term marketable securities have an effective maturity date that is equal to or less than one year from the respective consolidated balance sheet date. Those that are designated as long-term marketable securities have an effective maturity date that is more than one year from the respective consolidated balance sheet date.

Accrued interest receivable is excluded from the amortized cost and estimated fair value of our marketable securities. Accrued interest receivable of $1.5 million and $1.3 million was presented separately within the prepaid expenses and other current assets balance on the consolidated balance sheet as of December 31, 2025 and 2024, respectively.

We periodically review our available-for-sale securities to assess for credit impairment. Some of the factors considered in assessing impairment include the extent to which the fair value is less than the amortized cost basis, adverse conditions related to the security, an industry or geographic area, changes to security ratings or sector credit ratings and other relevant market data.

As of December 31, 2025, we did not intend, nor were we more likely than not to be required, to sell our available-for-sale investments before the recovery of their amortized cost basis, which may be maturity.

7.   Property and Equipment, Net

Property and equipment, net as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31,	
	2025	2024
Laboratory equipment	$ 44,571	$ 46,950
Computer equipment	5,928	8,337
Furniture and office equipment	3,890	4,040
Computer software	1,291	1,258
Construction in progress	1,103	2,571
Leasehold improvements	73,110	73,277
Total property and equipment, at cost	129,893	136,433
Less: Accumulated depreciation	(95,786)	(87,817)
Property and equipment, net	$ 34,107	$ 48,616

Depreciation expense was $16.1 million, $17.6 million and $20.5 million for the year ended December 31, 2025, 2024 and 2023, respectively. See Note 15, *Restructurings* and Note 10, *Leases* for more information regarding the impairment losses recognized during the year ended December 31, 2024 and 2023, respectively.

8.   Goodwill and Intangible Assets

There have been no changes in the carrying amount of goodwill since its recognition in 2015. In conjunction with our organizational realignment in 2024, we allocated goodwill among our two reporting units using a relative fair value approach. Goodwill allocated to the MRD and Immune Medicine reporting units as of December 31, 2025 was $96.4 million and $22.6 million, respectively.

Intangible assets subject to amortization as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31, 2025		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired developed technology	$ 20,000	$ (18,307)	$ 1,693
Purchased intellectual property	325	(292)	33
Balance at December 31, 2025	$ 20,325	$ (18,599)	$ 1,726

	December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired developed technology	$ 20,000	$ (16,641)	$ 3,359
Purchased intellectual property	325	(259)	66
Balance at December 31, 2024	$ 20,325	$ (16,900)	$ 3,425

The developed technology was acquired in connection with our acquisition of Sequenta, Inc. in 2015. The remaining balance of the acquired developed technology and the purchased intellectual property is expected to be amortized over the next 1.0 year, approximately.

As of December 31, 2025, expected future amortization expense for intangible assets was as follows (in thousands):

2026	$ 1,699
2027	27
Total future amortization expense	$ 1,726

9. Accrued Liabilities

Accrued liabilities as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31,	
	2025	2024
Professional fees	$ 3,736	$ 2,922
Clinical and contract research organization costs	953	874
Travel and entertainment	214	202
Tax liabilities	541	176
Purchases of property and equipment	265	88
Computer and software	1,165	3,065
Other	826	830
Total accrued liabilities	$ 7,700	$ 8,157

10. Leases

We have operating lease agreements for laboratory, office and warehouse facilities that we occupy in various locations.

In July 2011, we entered into a non-cancelable lease agreement with an, at the time, minority shareholder for office and laboratory space in Seattle, Washington. The lease terms were subsequently amended multiple times, most recently in August 2019, when we expanded the existing premises to approximately 65,500 square feet. Cash payment for rent of the expanded premises commenced January 2020, four months after the landlord delivered the expanded premises to us for construction of certain tenant improvements, and the lease term for both the existing premises and the expanded premises ends October 2032, subject to our option to twice extend the lease for five years. The amended lease also requires us to pay additional amounts for operating and maintenance expenses.

In 2023, we vacated this leased space. As such, we assessed the right-of-use asset and related leasehold improvements (together, the "asset group") for impairment by first comparing the carrying amount of the asset group to future net undiscounted cash flows projected to be generated over the remaining lease term. These projections included management's estimates of cash inflows from potential sublease income and outflows for operating and maintenance expenses. The carrying amount was found to be unrecoverable, thus we assessed the asset group's fair value. The extent to which the asset group's carrying amount exceeds its fair value represents the impairment cost to be recognized. Fair value was determined using the income approach, whereby we discounted estimated net cash flows using a rate commensurate with our estimated incremental borrowing rate. As a result of this assessment, which included unrecoverable operating and maintenance costs, we determined that the asset group was to be fully impaired. As such, an impairment charge of $25.4 million was recognized during the year ended December 31, 2023, $21.2 million of which related to the right-of-use asset and $4.2 million of which related to the long-lived leasehold improvements, all of which were held for use.

In August 2019, we entered into an agreement to rent approximately 100,000 square feet in what was a to-be-constructed, new headquarters building in Seattle, Washington. In connection with the lease, we entered into a $2.1 million letter of credit with one of our existing financial institutions. The lease commenced in December 2020, when the landlord delivered the premises to us for construction of certain tenant improvements. We occupied the new building in 2021, cash payment for rent began in October 2021 and the lease term ends in August 2033, subject to our option to twice extend the lease for five years. We incurred $14.9 million in certain tenant improvement costs, all of which had been reimbursed by the landlord as of December 31, 2022. This lease also requires us to pay additional amounts for operating and maintenance expenses.

In April 2018, we entered into a lease agreement to lease approximately 13,400 square feet in South San Francisco, California. The lease term is through March 2026. We are responsible for our share of allocable operating expenses, tax expenses and utilities costs during the duration of the lease term. In connection with the lease, the landlord funded agreed-upon improvements. The landlord was solely responsible for the $2.4 million cost of such improvements. The lease agreement was amended in February 2020 to lease approximately 19,900 additional square feet and provides for a $0.6 million tenant improvement allowance. In 2024, as part of a restructuring, we vacated certain of the leased space in South San Francisco, California and incurred a related impairment charge. See Note 15, *Restructurings* for more information.

In March 2021, we executed a lease to rent approximately 27,000 square feet of a warehouse in Bothell, Washington, which we classified as an operating lease upon commencement during the year ended December 31, 2021. Rent obligations commenced in October 2021 and the lease expires October 2031, subject to an early termination option after the seventh year and an option to twice extend the lease for five years. The lease requires us to pay certain operating expenses. Furthermore, the landlord agreed to fund $1.2 million in improvements in connection with this lease.

As of December 31, 2025, we were not party to any finance leases. Our leases have remaining terms ranging from 3.0 months to 7.7 years from December 31, 2025 and include options to extend certain of the leases up to 10.0 years and terminate certain of the leases after 7.0 years of leasing. We adjust lease terms for these options only when it is reasonably certain we will exercise these options.

Other information related to our operating leases as of December 31, 2025 and 2024 was as follows:

	December 31,	
	2025	**2024**
Weighted-average remaining lease term (in years)	7.28	8.06
Weighted-average discount rate	4.6%	4.6%

The following table reconciles our undiscounted operating lease cash flows to our operating lease liabilities, less current portion balance on the consolidated balance sheet as of December 31, 2025 (in thousands):

2026	$	12,330
2027		11,944
2028		12,282
2029		12,630
2030		12,988
Thereafter		31,344
Total undiscounted lease payments		93,518
Less: Imputed interest		(14,370)
Total operating lease liabilities		79,148
Less: Current portion		(8,920)
Operating lease liabilities, less current portion	$	70,228

Operating lease expense was $9.2 million, $9.6 million and $11.4 million for the year ended December 31, 2025, 2024 and 2023, respectively. Variable lease expense for operating leases was $6.0 million, $7.1 million and $7.1 million for the year ended December 31, 2025, 2024 and 2023, respectively.

Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2025, 2024 and 2023 was $14.3 million, $13.7 million and $13.4 million, respectively.

Lease Not Yet Commenced

In November 2025, we entered into a lease to rent approximately 7,700 square feet of office and laboratory space in South San Francisco, California. The lease commenced in February 2026, rent obligations commence eight months after lease commencement and the lease term is 40 months, subject to an option to extend the lease for three years. This lease will be assessed for classification and a lease liability and corresponding ROU asset will be recorded upon lease commencement. Future non-cancellable undiscounted lease payments, exclusive of operating and maintenance costs, total $1.4 million.

11. Revenue Interest Purchase Agreement

Revenue Interest Purchase Agreement

In September 2022, we entered into the Purchase Agreement with OrbiMed Royalty & Credit Opportunities IV, LP ("OrbiMed"), an affiliate of OrbiMed Advisors LLC, as collateral agent and administrative agent for the purchasers party thereto (the "Purchasers"). Pursuant to the Purchase Agreement, we received $125.0 million from the Purchasers at closing (the "Purchaser Payment"), less certain transaction expenses. To secure our obligations under the Purchase Agreement, we and our subsidiaries have granted OrbiMed a security interest in our core platform technology assets, subject to certain customary exclusions, as defined in the Purchase Agreement.

Revenue Interest Payments

As consideration for such payment, the Purchasers have a right to receive certain revenue interests (the "Revenue Interests") from us based on a percentage (the "Applicable Payment Percentage") of all GAAP revenue (the "Revenue Base"). The Applicable Payment Percentage shall be five percent of the quarterly Revenue Base.

Payments in respect of the Revenue Interests shall be made quarterly within 45 days following the end of each fiscal quarter (each, a "Revenue Interest Payment"). If OrbiMed has not received Revenue Interest Payments in the aggregate equal to or greater than the Purchaser Payment on or prior to September 12, 2028, the revenue interest rate shall be increased to a rate which, if applied retroactively to our cumulative Revenue Base, would have resulted in Revenue Interest Payments equal to the Purchaser Payment.

Return Cap

OrbiMed will be entitled to 100% of the Revenue Interest Payments until it has received a total cumulative value of 165% of the Purchaser Payment (the "Return Cap"), unless full repayment of the amount of the Return Cap has not been made by September 12, 2032, in which case the Return Cap shall be increased to 175% of the Purchaser Payment.

Put/Call Options

Upon the occurrence of a Put Option Event (as defined in the Purchase Agreement), including material divestitures by us, a change in control, material judgments, or bankruptcy events, Purchasers representing at least a majority of the purchase commitments under the Purchase Agreement shall have the right but not the obligation ("the Put Option") to require us to repurchase all of the outstanding Revenue Interests at the applicable price (the "Put/Call Price"). Additionally, at any time following receipt of the Purchaser Payment, we may exercise a call option to repurchase all Revenue Interests at the applicable Put/Call Price.

For all Put Option Events other than a change of control or a material divestiture, the Put/Call Price shall be an amount equal to the applicable Return Cap. For a change of control or a material divestiture, the Put/Call Price shall be equal to the applicable Return Cap.

Accounting Treatment

We evaluated the terms of the Purchase Agreement and concluded that the features of the Purchaser Payment are similar to those of a debt instrument. Accordingly, we accounted for the transaction as debt recorded at amortized cost using the effective interest rate method. We further evaluated the terms of the debt and determined that the Put Option that is exercisable by the Purchasers upon certain contingent events requires bifurcation as a derivative. However, the value of the Put Option was determined to be immaterial due to the remote possibility of exercise. We assess the value of the Put Option periodically.

To determine the amortization of the Purchase Agreement obligation, we are required to estimate the amount and timing of future Revenue Interest Payments based on our estimate of the timing and amount of future revenues and calculate an effective interest rate which will amortize the obligation to zero over the amortization period. The calculated effective interest rate as of December 31, 2025 was 8.9%.

In connection with the Purchase Agreement, we incurred debt issuance costs of $0.6 million. Debt issuance costs have been recorded to debt and are being amortized over the estimated term of the debt using the effective interest method.

The assumptions used in determining the expected repayment term of the obligation and amortization period of the issuance costs requires that we make estimates that could impact the short- and long-term classification of these costs, as well as the period over which these costs will be amortized. We periodically assess the amount and timing of expected Revenue Interest Payments based on internal forecasts. To the extent such payments are greater or less than our initial estimates or the timing of such payments is materially different than our original estimates, we will prospectively adjust the amortization of the revenue interest liability and the issuance costs, as well as the effective interest rate.

The following table sets forth the revenue interest liability, net activity during the years ended December 31, 2025 and 2024 (in thousands):

Revenue interest liability, net at December 31, 2023	$	130,660
Interest expense		11,580
Revenue interest paid		(6,589)
Revenue interest payable		(2,372)
Revenue interest liability, net at December 31, 2024		133,279
Interest expense		11,778
Revenue interest paid		(10,265)
Revenue interest payable		(3,584)
Revenue interest liability, net at December 31, 2025	$	131,208

Interest expense was $13.8 million for the year ended December 31, 2023. Revenue interest payable of $3.6 million and $2.4 million was included within the accounts payable balance on the consolidated balance sheet as of December 31, 2025 and 2024, respectively. The net of interest expense and revenue interest paid and payable is classified in the consolidated statements of cash flows as revenue interest purchase agreement interest.

12. Commitments and Contingencies

Legal Proceedings

We are subject to claims and assessments from time to time in the ordinary course of business. We will accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. We were not party to any material legal proceedings as of December 31, 2025.

Indemnification Agreements

In the ordinary course of business, we may provide indemnification of varying scope and terms to vendors, lessors, customers and other parties with respect to certain matters including, but not limited to, losses arising out of breach of our agreements with them or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with members of our board of directors and certain of our executive officers that will require us to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is, in many cases, unlimited. We have not incurred any material costs as a result of such indemnifications and are not currently aware of any indemnification claims.

13. Shareholders' Equity

Common Stock

Our common stock has no preferences or privileges and is not redeemable. Holders of our common stock are entitled to one vote for each share of common stock held. The holders of record of outstanding shares of common stock shall be entitled to receive, when, as and if declared, out of funds legally available, such cash and other dividends as may be declared from time to time.

Our 2019 Equity Incentive Plan (the "2019 Plan") provides for annual increases in the number of shares that may be issued under the 2019 Plan on January 1, 2020 and on each subsequent January 1, thereafter, by a number of shares equal to the lesser of (a) 5% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by our board of directors.

Furthermore, our Employee Stock Purchase Plan (the "ESPP") provides for annual increases in the number of shares available for issuance under our ESPP on January 1, 2020 and on each January 1, thereafter, by a number of shares equal to the smallest of (a) 1% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by our board of directors.

Our board of directors determined not to increase the 2019 Plan reserve in 2025 nor the ESPP reserve in 2025 and 2026. Effective January 1, 2026, our 2019 Plan reserve increased by 7,688,970 shares.

As of December 31, 2025, we had reserved shares of common stock for the following:

Shares issuable upon the exercise of outstanding stock options granted	10,044,260
Shares issuable upon the vesting of outstanding restricted stock units and performance-based restricted stock units granted and the maximum outstanding market-based restricted stock units eligible to be earned	16,727,522
Shares available for future grant under the 2019 Equity Incentive Plan	11,542,119
Shares available for future grant under the Employee Stock Purchase Plan	5,686,170
Total shares of common stock reserved for future issuance	44,000,071

14. Equity Incentive Plans

2009 Equity Incentive Plan

We adopted an equity incentive plan in 2009 (the "2009 Plan") that provided for the issuance of incentive and nonqualified common stock options and other share-based awards for employees, directors and consultants. Under the 2009 Plan, the exercise price for incentive and nonqualified stock options were not to be less than the fair market value of our common stock at the date of grant. Stock options granted under this plan expire no later than ten years from the grant date and vesting was established at the time of grant. Pursuant to the terms of the 2019 Plan, any shares subject to outstanding stock options originally granted under the 2009 Plan that terminate, expire or lapse for any reason without the delivery of shares to the holder thereof shall become available for issuance pursuant to awards granted under the 2019 Plan. While no shares are available for future grant under the 2009 Plan, it continues to govern outstanding equity awards granted thereunder.

2019 Equity Incentive Plan

The 2019 Plan became effective immediately prior to the closing of our initial public offering in July 2019. The 2019 Plan provides for the issuance of awards in the form of stock options and other share-based awards for employees, directors and consultants. Under the 2019 Plan, the stock option exercise price per share shall not be less than the fair market value of a share of stock on the effective date of grant, as defined by the 2019 Plan, unless explicitly qualified under the provisions of Section 409A or Section 424(a) of the Internal Revenue Code of 1986. Additionally, unless otherwise specified, stock options granted under this plan expire no later than ten years from the grant date and vesting is established at the time of grant. Except for certain awards granted to non-employee directors, stock options and restricted stock units granted under the 2019 Plan generally vest over a four-year period, subject to continuous service through each applicable vesting date. As of December 31, 2025, we had 35,203,141 shares of common stock authorized for issuance under the 2019 Plan.

Changes in shares available for grant during the year ended December 31, 2025 were as follows:

	Shares Available for Grant
Shares available for grant at December 31, 2024	18,018,312
Stock options, restricted stock units and performance-based restricted stock units granted and the maximum market-based restricted stock units granted eligible to be earned	(8,204,870)
Stock options, restricted stock units and market-based restricted stock units forfeited or expired	1,728,677
Shares available for grant at December 31, 2025	11,542,119

Stock Options

Stock option activity under the 2009 Plan and 2019 Plan during the year ended December 31, 2025 was as follows:

	Shares Subject to Outstanding Stock Options	Weighted-Average Exercise Price per Share	Aggregate Intrinsic Value (in thousands)
Stock options outstanding at December 31, 2024	12,295,297	$ 15.11	
Stock options granted	759,724	8.12	
Stock options forfeited	(205,125)	8.80	
Stock options expired	(406,973)	22.93	
Stock options exercised	(2,398,663)	7.45	
Stock options outstanding at December 31, 2025	10,044,260	$ 16.22	$ 56,982
Stock options vested and exercisable at December 31, 2025	8,598,207	$ 17.69	$ 44,297

The weighted-average remaining contractual life for stock options outstanding as of December 31, 2025 was 5.1 years. The weighted-average remaining contractual life for stock options vested and exercisable as of December 31, 2025 was 4.5 years.

The total intrinsic value of stock options exercised during the year ended December 31, 2025, 2024 and 2023 was $12.3 million, $0.2 million and $1.4 million, respectively.

Adaptive Biotechnologies Corporation
Notes to Consolidated Financial Statements (Continued)

Restricted Stock Units

Restricted stock unit activity under the 2019 Plan during the year ended December 31, 2025 was as follows:

	Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value per Share
Nonvested restricted stock units outstanding at December 31, 2024	10,174,852	$ 7.20
Restricted stock units granted	5,300,170	8.31
Restricted stock units forfeited	(869,462)	7.51
Restricted stock units vested	(3,359,894)	8.65
Nonvested restricted stock units outstanding at December 31, 2025	11,245,666	$ 7.26

The total fair value of restricted stock units vested during the year ended December 31, 2025, 2024 and 2023 was $28.9 million, $10.6 million and $12.0 million, respectively.

Performance-Based Restricted Stock Units

In addition to the restricted stock units described above, one of our executive officers was granted an award of 124,976 shares of performance-based restricted stock units in 2025. The shares will vest and be issued only if a certain financial metric is deemed to have been achieved for fiscal year 2025 and if the service conditions are met. If the performance condition is deemed to have been achieved, the shares will vest in three annual installments, subject to the grantee's continuous service through the respective vest dates.

Market-Based Restricted Stock Units

Separate from the restricted stock units described above, certain of our executive officers have been granted awards of market-based restricted stock units. The number of shares of common stock that may be earned under the respective awards range from zero shares to a defined maximum number of shares and are calculated based on our total shareholder return during a three-year performance period as measured against that of the group of companies comprising the S&P Biotechnology Select Industry Index as of the grant date or other applicable date, subject to certain adjustments to such index group. Except as expressly provided in the terms of each award's agreement, vesting is subject to the respective grantee's continuous service through the end of the three-year performance period.

Market-based restricted stock unit activity under the 2019 Plan during the year ended December 31, 2025 was as follows:

	Maximum Market-Based Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value per Share
Nonvested maximum market-based restricted stock units outstanding at December 31, 2024	3,831,114	$ 10.80
Maximum market-based restricted stock units granted	2,020,000	13.50
Portion of maximum market-based restricted stock units that was not earned and vested at the end of the performance period, and therefore forfeited	(247,117)	18.89
Market-based restricted stock units vested	(247,117)	18.89
Nonvested maximum market-based restricted stock units outstanding at December 31, 2025	5,356,880	$ 11.07

The total fair value of market-based restricted stock units vested during the year ended December 31, 2025 was $2.0 million.

Grant Date Fair Value of Stock Options, Restricted Stock Units, Performance-Based Restricted Stock Units and Market-Based Restricted Stock Units Granted

The estimated grant date fair values of stock options granted during the years ended December 31, 2025, 2024 and 2023 were estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2025	**2024**	**2023**
Fair value of common stock	$8.12	$3.99	$8.46
Expected term (in years)	5.27 - 6.08	5.27 - 6.08	5.27 - 6.08
Risk-free interest rate	4.0% - 4.1%	4.2%	4.2% - 4.3%
Expected volatility	74.2% - 74.7%	74.5% - 75.0%	71.2% - 71.6%
Expected dividend yield	—	—	—

The determination of the grant date fair value of stock options granted using a Black-Scholes option-pricing model is affected by the fair value of our common stock, as well as assumptions regarding a number of variables that are subjective and generally require judgment to determine. The valuation assumptions were determined as follows:

Fair value of common stock—The fair value of each share of common stock is based on the closing price of our common stock on the date of grant, or other relevant determination date, as reported on The Nasdaq Global Select Market.

Expected term—The expected term of stock options granted to employees and non-employee directors is determined using the "simplified" method, as illustrated in ASC Topic 718, *Compensation—Stock Compensation*, as we do not have sufficient exercise history to determine a better estimate of expected term. Under this approach, the expected term is based on the midpoint between the vesting date and the end of the contractual term of the stock option.

Risk-free interest rate—We utilize a risk-free interest rate in the option valuation model based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected terms of the stock options.

Expected volatility—Until 2024, as we did not have sufficient trading history for our common stock, expected volatility was based on the historical volatility of our publicly traded industry peers utilizing a period of time consistent with our estimate of expected term. Beginning in 2024, expected volatility was based on a weighted average of our historical volatility and the historical volatility of our publicly traded industry peers utilizing a period of time consistent with our estimate of expected term.

Expected dividend yield—We do not anticipate paying any cash dividends in the foreseeable future and, therefore, use an expected dividend yield of zero in the option valuation model.

The weighted-average grant date fair value per share of stock options granted during the year ended December 31, 2025, 2024 and 2023 was $5.50, $2.70 and $5.61, respectively.

The grant date fair value of restricted stock units granted is based on the closing price of our common stock on the date of grant, or other relevant determination date, as reported on The Nasdaq Global Select Market. The weighted-average grant date fair value per share of restricted stock units granted during the year ended December 31, 2025, 2024 and 2023 was $8.31, $4.03 and $8.29, respectively.

The weighted-average grant date fair value per share of the performance-based restricted stock units granted during 2025 was $7.28 and was based on the closing price of our common stock on the date of grant, as reported on The Nasdaq Global Select market. Expense will be recognized ratably over the requisite service period only if achievement of the performance condition is deemed to have been met. If the performance condition is deemed to have been met and the grantee ceases to provide continued service through any of the applicable vesting dates for reasons other than those expressly provided in the terms of the respective award, compensation cost recognized for unvested shares will be reversed in the period in which service ceased.

The weighted-average grant date fair value per share of the market-based restricted stock units granted during the year ended December 31, 2025, 2024 and 2023 was $13.50, $6.49 and $13.82, respectively, and was determined using a Monte Carlo valuation model, which uses assumptions such as volatility, risk-free interest rate and dividend estimated for the respective performance periods. The aggregate share-based compensation expense of the market-based restricted stock units granted during the year ended December 31, 2025, 2024 and 2023 was $13.6 million, $7.2 million and $9.8 million, respectively. Aggregate share-based compensation expense is calculated based on the target payout level of shares granted and is recognized on a straight-line basis over the respective grants' performance periods, which are also the requisite service periods. Attainment of each grant's respective market condition and the number of shares earned and vested does not impact the related share-based compensation expense recognized. Share-based compensation expense is reversed only if the respective grantee does not provide continuous service through the respective performance period for reasons other than those expressly provided in the terms of the respective award.

The compensation cost related to stock options, restricted stock units and market-based restricted stock units for the years ended December 31, 2025, 2024 and 2023 are included on the consolidated statements of operations as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 3,624	$ 3,632	$ 4,186
Research and development	16,664	17,081	20,465
Sales and marketing	13,266	12,370	14,553
General and administrative	17,929	20,527	23,704
Total share-based compensation expense	$ 51,483	$ 53,610	$ 62,908

As of December 31, 2025, unrecognized share-based compensation expense and the remaining weighted-average recognition period were as follows:

	Unrecognized Share-Based Compensation Expense (in thousands)	Remaining Weighted-Average Recognition Period (in years)
Nonvested stock options	$ 6,080	2.11
Nonvested restricted stock units	56,083	2.55
Nonvested market-based restricted stock units	12,876	1.90

15. Restructurings

During the three months ended March 31, 2024, we implemented a restructuring plan to better align our organization to our two operating segments: MRD and Immune Medicine. We incurred aggregate restructuring costs of $1.0 million, primarily related to one-time termination benefits and ongoing benefit arrangements.

During the three months ended June 30, 2024, we implemented additional restructuring initiatives which impacted certain planned software enhancements and resulted in the consolidation of certain research and development workflows. The impacted software enhancements were primarily associated with our laboratory information management systems. As part of these restructurings, we had long-lived assets that were no longer being utilized and we vacated certain leased space in South San Francisco, California. As such, we assessed the related assets for impairment by first comparing their carrying amounts to the future net undiscounted cash flows projected to be generated over their remaining lease terms or depreciable lives, as applicable. The carrying amounts were all found to be unrecoverable, thus we assessed the fair values of the assets. The extent to which the carrying amounts of the assets exceeded their fair values represented the impairment costs to be recognized. As a result of our assessments, we recognized $7.2 million of impairment charges. Of the $7.2 million charges recognized, $1.1 million and $3.3 million related to the right-of-use asset and related long-lived assets (namely laboratory equipment and leasehold improvements), respectively, associated with certain of our leased space in South San Francisco, California. The remaining $2.8 million recognized related to the impairment of long-lived assets associated with our halted software enhancements. We also incurred an additional $0.7 million in restructuring costs primarily related to one-time termination benefits and ongoing benefit arrangements.

During the six months ended December 31, 2024, we incurred an additional $0.3 million in aggregate restructuring costs, which primarily related to one-time termination benefits and ongoing benefit arrangements.

In total, we recognized restructuring costs of $9.2 million during the year ended December 31, 2024. The activities and payments related to these restructurings were completed and paid as of December 31, 2024.

16. Income Taxes

The components of loss before provision for income taxes for the periods presented were as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Domestic	$ (59,472)	$ (159,635)	$ (225,335)
Foreign	15	40	31
Total loss before provision for income taxes	$ (59,457)	$ (159,595)	$ (225,304)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The significant components of our deferred tax assets and liabilities as of the dates presented were as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets		
Net operating losses	$ 286,076	$ 274,535
Tax credit carryforward	47,255	45,942
Nonqualifying stock options	29,335	31,010
Operating lease liabilities	19,845	22,912
Deferred revenue	3,546	14,996
Capitalized research and development	54,190	49,550
Tangible and intangible assets	4,114	1,963
Other	6,936	6,182
Total deferred tax assets	451,297	447,090
Less: Valuation allowance	(441,312)	(435,509)
Deferred tax assets, net of valuation allowance	9,985	11,581
Deferred tax liabilities		
Tangible and intangible assets	—	—
Right-of-use assets	(9,985)	(11,581)
Net deferred taxes	$ —	$ —

ASC Topic 740, *Income Taxes*, requires that the tax benefit of net operating losses ("NOLs"), temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is "more likely than not." Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carryforward period. Because of our history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a valuation allowance. The valuation allowance increased by $5.8 million and $33.1 million during the year ended December 31, 2025 and 2024, respectively.

Federal tax laws impose substantial restrictions on the utilization of NOL and credit carryforwards in the event of an ownership change, as defined in Section 382 of the Internal Revenue Code of 1986. Accordingly, our ability to utilize these carryforwards may be limited due to such ownership changes. We have completed a Section 382 analysis for changes in ownership through December 31, 2023 and continue to monitor for changes that could trigger a limitation. Based on this analysis, we do not expect to have any permanent limitations on the utilization of our federal NOLs. Under the Tax Cuts and Jobs Act of 2017 ("TCJA") federal income tax law, federal NOLs incurred in 2018 and future years may be carried forward indefinitely, but the deductibility of such federal NOLs is subject to an annual limitation. NOLs generated prior to 2018 are eligible to be carried forward up to 20 years. As of December 31, 2025, we had U.S. federal NOLs of $192.5 million and U.S. federal tax credits of $53.4 million that will begin to expire in 2028. We also had $915.4 million of NOLs as of December 31, 2025 that do not expire.

In December 2023, the FASB issued ASU 2023-09. We adopted this update starting with the year ended December 31, 2025, and all prior periods presented have been conformed to the additional disclosure requirements, as applicable.

The effective tax rate of our provision for income taxes differs from the federal statutory rate for the periods presented as follows (in thousands, except percentages):

	Year Ended December 31,					
	2025		2024		2023	
Federal statutory tax rate	$ (12,489)	21.0%	$ (33,515)	21.0%	$ (47,314)	21.0%
State tax, net of federal tax benefit	—	—	—	—	(26)	—
Other foreign jurisdiction tax effect	(3)	—	(8)	—	(6)	—
Effect of cross-border tax laws	3	—	8	—	6	—
Tax credit	(1,522)	2.6	(3,821)	2.4	(7,688)	3.4
Nontaxable or nondeductible items						
Share-based compensation	4,286	(7.2)	7,657	(4.8)	6,471	(2.9)
Other	309	(0.6)	253	(0.1)	274	(0.1)
Change in unrecognized tax benefits	1,006	(1.7)	1,407	(0.9)	1,179	(0.5)
Other	(3)	—	—	—	(3)	—
Change in valuation allowance	8,413	(14.1)	28,019	(17.6)	47,107	(20.9)
Total	$ —	0.0%	$ —	0.0%	$ —	0.0%

We account for global intangible low-taxed income as period costs when incurred. No cash taxes were paid for 2025, 2024 and 2023. The majority of our operations were in the State of Washington.

We recognize, in the consolidated financial statements, the effect of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. We had unrecognized tax benefits of $11.7 million as of December 31, 2025.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the dates presented are as follows (in thousands):

Balance at December 31, 2022	$	8,117
Additions in 2023		1,186
Balance at December 31, 2023		9,303
Additions in 2024		1,407
Balance at December 31, 2024		10,710
Additions in 2025		1,006
Balance at December 31, 2025	$	11,716

During the year ended December 31, 2025, 2024 and 2023, we recognized uncertain tax positions of $1.0 million, $1.4 million and $1.2 million, respectively, related to a reduction of the research and development credit deferred tax asset. Unrecognized tax benefits may change during the next twelve months for items that arise in the ordinary course of business. We do not expect a material change to our unrecognized tax benefits over the next twelve months that would have an adverse effect on our operating results.

We recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We had no accrued interest or penalties related to uncertain tax positions as of December 31, 2025 and 2024.

We file federal and certain state income tax returns, which provide varying statutes of limitations on assessments. However, because of NOL carryforwards, substantially all tax years since inception remain open to federal and state tax examination.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the TCJA and immediate expensing of domestic research and development costs, with retroactive application beginning January 1, 2025. The enactment of the legislation did not have a material impact on our income tax rate during the year ended December 31, 2025 and is not expected to have a material impact on our income tax rate in future years.

17. Net Loss Per Share Attributable to Adaptive Biotechnologies Corporation Common Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to our common shareholders for the years ended December 31, 2025, 2024 and 2023 (in thousands, except share and per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Net loss attributable to Adaptive Biotechnologies Corporation	$ (59,499)	$ (159,492)	$ (225,250)
Weighted-average shares used in computing net loss per share attributable to Adaptive Biotechnologies Corporation common shareholders, basic and diluted	151,721,939	147,101,648	144,383,294
Net loss per share attributable to Adaptive Biotechnologies Corporation common shareholders, basic and diluted	$ (0.39)	$ (1.08)	$ (1.56)

Given the loss position for all periods presented, basic net loss per share attributable to our common shareholders is the same as diluted net loss per share attributable to our common shareholders, as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive.

The number of weighted-average common stock equivalents excluded from the calculation of diluted net loss per share attributable to our common shareholders because of their anti-dilutive effect were 27.8 million, 26.8 million and 25.1 million for the year ended December 31, 2025, 2024 and 2023, respectively. These common stock equivalents are comprised of shares that may be issued under our stock option, restricted stock, performance-based restricted stock and market-based restricted stock programs.

18. Retirement Plan

We maintain a salary deferral 401(k) plan ("401(k) Plan") covering employees who have met certain eligibility requirements. Employees may defer up to 100% of their compensation to the 401(k) Plan, subject to federal limits. We made $1.9 million, $2.0 million and $2.3 million in discretionary contributions during the year ended December 31, 2025, 2024 and 2023, respectively, which are fully vested after one year of employee service.

19. Segment Information

We operate our business as two reportable segments: MRD and Immune Medicine. These segments are organized by market opportunity in commercial diagnostics and drug discovery, respectively.

The MRD business focuses on the use of our highly sensitive, next-generation sequencing assay to measure MRD in patients with hematologic malignancies. It is comprised of our clonoSEQ clinical diagnostic test, offered to clinicians, and our clonoSEQ assay, offered to biopharmaceutical partners to advance drug development efforts. Our MRD revenue consists of revenue generated from (1) providing our clonoSEQ report to clinical customers; (2) providing MRD sample testing services to biopharmaceutical customers and certain academic institutions, including investigator-led clinical trials; and (3) providing our clonoSEQ report or results to certain international laboratory sites through technology transfers.

The Immune Medicine business leverages our proprietary ability to sequence, map, pair and characterize TCRs and B cell receptors at scale. These capabilities enable us to offer an expanding suite of solutions including: immune receptor sequencing, licensing of our proprietary data, TCR-antigen prediction models and our target discovery capabilities. Our Immune Medicine revenue consists of revenue generated from (1) providing sample testing services for our commercial research product, Adaptive Immunosequencing; (2) data licensing and target discovery services; and (3) our former collaboration with Genentech under the Genentech Agreement.

There are no inter-segment revenues. See Note 3, *Revenue* for more information about each segment's revenue. Our CODM, which is our chief executive officer, evaluates performance of the MRD segment based on both revenue and Adjusted EBITDA and evaluates performance of the Immune Medicine segment based on Adjusted EBITDA. These measures help our CODM assess the trends and operating margin profile of the respective segments, which helps drive the level of investment made in each business. These measures also help our CODM assess and manage the potential capital utilization of each segment. Adjusted EBITDA for each of our segments includes costs that are directly aligned to each segment, as well as certain allocated shared expenses. These shared expenses primarily relate to our general and administrative functions, our non-laboratory facility space in our corporate headquarters and our production laboratory. We use the relative direct headcount assigned to each of the respective segments and our production laboratory sample volume to allocate these expenses.

Adaptive Biotechnologies Corporation
Notes to Consolidated Financial Statements (Continued)

We do not allocate certain expenses, such as our corporate insurance costs, external legal and audit costs and expenses related to our investor relations, chief executive officer and other related support functions. Additionally, we do not allocate costs related to Digital Biotechnologies, Inc. and our idle facility in Seattle, Washington, nor do we allocate interest expense related to our Purchase Agreement or interest and other income, net. Given these unallocated costs and income are not included in the measurements reviewed by the CODM to assess each segment's performance, they are designated as "other unallocated items."

Our CODM is not regularly provided and does not review assets to assess each segment's performance, make strategic decisions or allocate resources. As such, assets for reportable segments are not disclosed.

Our allocation methodology will be periodically evaluated and may change.

The following tables set forth our segment information, including significant segment expenses that are (or are easily computable from) information regularly provided to our CODM, for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023[1]		
	MRD	Immune Medicine[2]	Total	MRD	Immune Medicine[2]	Total	MRD	Immune Medicine[2]	Total
Revenue	$ 212,334	$ 64,642	$ 276,976	$ 145,529	$ 33,428	$ 178,957	$ 102,739	$ 67,537	$ 170,276
Less:									
Cost of revenue	67,033	*	67,033	64,177	*	64,177	63,273	*	63,273
Research and development	35,027	56,416	91,443	40,743	59,714	100,457	42,153	77,867	120,020
Sales and marketing	87,924	*	87,924	77,579	*	77,579	76,742	*	76,742
General and administrative	42,081	*	42,081	40,446	*	40,446	46,961	*	46,961
Other segment items[3]	—	21,384	21,384	2,819	28,840	31,659	—	35,010	35,010
Add back:									
Items to reconcile net loss to Adjusted EBITDA[4]	34,921	23,409	58,330	39,012	30,712	69,724	37,546	32,479	70,025
Adjusted EBITDA[4]	15,190	10,251	25,441	(41,223)	(24,414)	(65,637)	(88,844)	(12,861)	(101,705)
Items to reconcile to consolidated net loss:									
Share-based compensation expense[5]			(42,330)			(43,074)			(50,426)
Restructuring expense[6]			—			(2,004)			—
Impairment of long-lived assets[6]			—			(7,205)			—
Depreciation and amortization expense			(16,000)			(17,441)			(19,599)
Other unallocated items[2]			(26,568)			(24,234)			(53,574)
Net loss			$ (59,457)			$ (159,595)			$ (225,304)

*Non-significant segment expenses for Immune Medicine.

[1] Segment information for the year ended December 31, 2023 is presented on a comparable basis to that of the 2025 and 2024 periods and is based on judgments and allocation methods from our organizational changes implemented during 2024.

[2] Costs related to Digital Biotechnologies, Inc. are no longer included as Immune Medicine costs and have been reclassified to the "other unallocated items" total.

[3] For the MRD segment, includes MRD expenses related to the impairment of long-lived assets. For the Immune Medicine segment, includes all Immune Medicine operating expenses, other than research and development expenses.

[4] Adjusted EBITDA is a non-GAAP financial measure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Adjusted EBITDA" for an explanation of how it is calculated and used by management.

[5] Represents share-based compensation expense related to stock option, restricted stock unit and market-based restricted stock unit awards. See Note 14, *Equity Incentive Plans* for details on our share-based compensation expense.

[6] Represents expenses recognized in conjunction with restructuring activities. See Note 15, *Restructurings* for details on our restructuring expense.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act as of December 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by an independent registered public accounting firm, as stated in their report, which is included below.

Changes in Internal Control

There was not any change in our internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Adaptive Biotechnologies Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Adaptive Biotechnologies Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Adaptive Biotechnologies Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Seattle, Washington
February 26, 2026

Item 9B. Other Information

On November 7, 2025, Michelle Griffin, a member of our Board of Directors, adopted a Rule 10b5-1 trading plan. Ms. Griffin's plan provides for the sale of up to 100,128 shares of our common stock until October 31, 2026. This plan was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and our policies regarding transactions in our securities.

On November 18, 2025, Julie Rubinstein, President and Chief Operating Officer, adopted a Rule 10b5-1 trading plan. Ms. Rubinstein's plan provides for the sale of up to 1,206,661 shares of our common stock until November 30, 2026. This plan was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and our policies regarding transactions in our securities.

On December 12, 2025, Sharon Benzeno, Chief Commercial Officer, Immune Medicine, modified a Rule 10b5-1 plan. Dr. Benzeno's plan, as modified, provides for the sale of up to 114,329 shares of our common stock and 100% of the net vested shares of our common stock received in connection with the vesting of certain restricted stock units until June 30, 2026. This plan was modified during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and our policies regarding transactions in our securities.

On December 16, 2025, Susan Bobulsky, Chief Commercial Officer, MRD, adopted a Rule 10b5-1 trading plan. Ms. Bobulsky's plan provides for the sale of up to 45,300 shares of our common stock until December 31, 2026. This plan was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act and our policies regarding transactions in our securities.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 of the Annual Report on Form 10-K will be included in our definitive proxy statement to be filed with the SEC in connection with the solicitation of proxies for our 2026 Annual Meeting of Shareholders ("2026 Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item 11 of the Annual Report on Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 of the Annual Report on Form 10-K, including with respect to our equity compensation plans, will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 of the Annual Report on Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 of the Annual Report on Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

See Index to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

All financial statement schedules have been omitted since the required information was not applicable or was not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements or the accompanying notes.

(3) Exhibits

The exhibits listed in the following Index to Exhibits are filed, furnished or incorporated by reference as part of this Annual Report on Form 10-K.

Index to Exhibits

Exhibit Number	Exhibit Title	Filed/Furnished With This Report	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Articles of Incorporation		8-K	001-38957	3.1	7/1/2019
3.2	Amended and Restated Bylaws		8-K	001-38957	3.2	7/1/2019
4.1	Seventh Amended and Restated Investors' Rights Agreement among the Registrant and certain of its shareholders, dated May 30, 2019		S-1	333-231838	4.1	5/30/2019
4.2	Description of Securities		10-K	001-38957	4.3	2/26/2020
10.1†	Strategic Collaboration and License Agreement between Genentech, Inc. and the Registrant, dated December 19, 2018		S-1	333-231838	10.1	5/30/2019
10.2	Amended and Restated Side Letter Agreement among Viking Global Equities LP, Viking Global Equities II LP, VGE III Portfolio Ltd., Viking Long Fund Master Ltd. and the Registrant, dated May 8, 2019		S-1	333-231838	10.5	5/30/2019
10.3*	Form of Amended and Restated Employment Agreement between the Registrant and certain of its executive officers		S-1	333-231838	10.7	5/30/2019
10.4*	Form of Amended and Restated Employment Agreement between the Registrant and Francis T. Lo		S-1	333-231838	10.8	5/30/2019
10.5*	Form of Restated Non-Employee Director Change in Control Agreement between the Registrant and each of its non-employee directors		S-1	333-231838	10.9	5/30/2019
10.6*	Form of Executive Severance Agreement between the Registrant and certain of its executive officers		10-Q	001-38957	10.1	8/10/2020
10.7*	Form of Indemnification Agreement between the Registrant and its directors and executive officers		S-1	333-231838	10.13	5/30/2019
10.8*	Adaptive Biotechnologies Corporation Non-Employee Director Compensation Policy		10-Q	001-38957	10.10	8/5/2025

Exhibit Number	Exhibit Title	Filed/Furnished With This Report	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
10.9*	Adaptive Biotechnologies Corporation 2009 Equity Incentive Plan and form of award agreement thereunder		S-1	333-231838	10.15	5/30/2019
10.10*	Adaptive Biotechnologies Corporation 2019 Equity Incentive Plan and form of award agreement thereunder		10-Q	001-38957	10.12	8/13/2019
10.11*	Form of Stock Option Agreement for Non-U.S. Participants		10-K	001-38957	10.16	2/24/2021
10.12*	Form of Restricted Stock Unit Agreement for Non-U.S. Participants		10-K	001-38957	10.17	2/24/2021
10.13*	Form of Performance Units Agreement and Notice of Grant of Performance Units		10-Q	001-38957	10.1	5/4/2022
10.14*	Adaptive Biotechnologies Corporation 2019 Employee Stock Purchase Plan		S-1/A	333-231838	10.17	6/17/2019
10.15	Revenue Interest Purchase Agreement, made and entered into as of September 12, 2022, by and among Adaptive Biotechnologies Corporation, the Purchasers from time to time party hereto, and OrbiMed Royalty & Credit Opportunities IV, LP		8-K	001-38957	10.1	9/12/2022
10.16	Lease Agreement between ARE-Seattle No. 11, LLC and Adaptive TCR Corporation, dated July 21, 2011, as amended by Amendment No. 1, dated August 26, 2011, Amendment No. 2, dated June 30, 2014, Amendment No. 3, dated November 5, 2015, Amendment No. 4, dated December 23, 2015, and Amendment No. 5, dated June 6, 2016		S-1	333-231838	10.18	5/30/2019
10.17†	Sixth Amendment to Lease Agreement between Adaptive Biotechnologies Corporation and ARE-Seattle No. 11, LLC, dated August 2, 2019		8-K	001-38957	10.1	8/7/2019
10.18†	Lease Agreement between Adaptive Biotechnologies Corporation and ARE-Seattle No. 12, LLC, dated August 2, 2019		8-K	001-38957	10.2	8/7/2019
19	Insider Trading Policies and Procedures	X				
21.1	List of Subsidiaries		10-K	001-38957	21.1	2/14/2023
23.1	Consent of Independent Registered Public Accounting Firm	X				
24.1	Power of Attorney (included on the signature page)	X				
31.1	Certification of Principal Executive Officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of Principal Financial Officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				

Exhibit Number	Exhibit Title	Filed/Furnished With This Report	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
97.1*	Adaptive Biotechnologies Corporation Policy for the Recovery of Erroneously Awarded Compensation		10-K	001-38957	97.1	2/29/2024
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	X				
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	X				
104	Cover Page Interactive Data File (formatted in Inline XBRL and included in Exhibit 101)	X				

* Management contract or compensation plan or arrangement.
† Portions of this exhibit have been omitted pursuant to Item 601 of Regulation S-K promulgated under the Securities Act because the information is not material and would be competitively harmful if publicly disclosed.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, State of Washington, on February 26, 2026.

Adaptive Biotechnologies Corporation

By: /s/ Chad Robins
      Chad Robins
      Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chad Robins, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chad Robins Chad Robins	Chief Executive Officer and Director *(Principal Executive Officer)*	February 26, 2026
/s/ Kyle Piskel Kyle Piskel	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	February 26, 2026
/s/ Michelle Griffin Michelle Griffin	Director	February 26, 2026
/s/ Robert Hershberg Robert Hershberg, PhD, MD	Director	February 26, 2026
/s/ Peter Neupert Peter Neupert	Director	February 26, 2026
/s/ Katey Owen Katey Owen, PhD	Director	February 26, 2026

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate Information

BOARD OF DIRECTORS

Chad Robins
Chairman & Chief
Executive Officer

Peter Neupert
Lead Independent
Director

Michelle Griffin
Independent Director

**Robert
Hershberg, MD, PhD**
Independent Director

Katey Owen, PhD
Independent Director

LEADERSHIP

Chad Robins
Chairman & Chief
Executive Officer

Harlan Robins, PhD
Chief Scientific Officer

Julie Rubinstein
President & Chief
Operating Officer

Kyle Piskel
Chief Financial Officer

Sharon Benzeno, PhD
Chief Commercial Officer,
Immune Medicine

Susan Bobulsky
Chief Commercial Officer,
MRD

Francis Lo
Chief People Officer

Clarice McCauley
Vice President,
Head of Legal

HEADQUARTERS

1165 Eastlake Ave. E
Seattle, WA 98109
United States

STOCK LISTING

The company's common
stock is traded on the
Nasdaq Global Select
Market under the
symbol ADPT.

SHAREHOLDER INQUIRIES

Karina Calzadilla
Vice President, Investor
Relations and FP&A
+1 650-825-1656
kcalzadilla@adaptivebiotech.com

WEBSITE

adaptivebiotech.com





MIX
Paper | Supporting
responsible forestry
FSC® C132107

adaptivebiotech.com | AdaptiveBiotech    | Nasdaq: ADPT

